                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-52445


PROSPECTUS
                               4,000,000 SHARES

                          [THERMO BIOANALYSIS LOGO]

                                  COMMON STOCK
                                  ------------

     All of the shares of Common Stock offered hereby are being sold by Thermo BioAnalysis Corporation ("Thermo BioAnalysis" or the "Company"), a majority-owned subsidiary of Thermo Instrument Systems Inc. ("Thermo Instrument"), which is a majority-owned subsidiary of Thermo Electron Corporation ("Thermo Electron"). Thermo Electron intends to purchase 1,000,000 shares in the offering. Following the offering, Thermo Instrument will own approximately 59.7% and Thermo Electron will own approximately 12.2% of the outstanding shares of Common Stock of the Company (assuming no exercise of the Underwriters' over-allotment option and the issuance of 3,007,930 shares of Common Stock to Thermo Instrument in connection with the Company's acquisition of the Clinical Products Group of Life Sciences International from Thermo Instrument). See "Business -- Acquisitions" and "Relationship with Affiliates -- Related Party Transactions."

     The Company's Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "TBA." On June 16, 1998, the closing price of the Common Stock on the AMEX was $19.125 per share. See "Price Range of Common Stock."
                                  ------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                                  ------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                  OF THIS PROSPECTUS. ANY REPRESENTATION TO
                     THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================
                                         UNDERWRITING
                      PRICE TO           DISCOUNTS AND          PROCEEDS TO
                       PUBLIC            COMMISSIONS(1)         COMPANY(2)
-------------------------------------------------------------------------------

Per Share            $    18.125          $    0.643             $    17.482
-------------------------------------------------------------------------------
Total(3)             $72,500,000          $2,572,000             $69,928,000
===============================================================================

(1) For information regarding indemnification of the Underwriters, see "Underwriting."

(2) Before deducting expenses of the offering payable by the Company estimated at $750,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $83,375,000, $2,957,800 and $80,417,200, respectively.

                                  ------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them, and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be made available for delivery on or about June 19, 1998, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.
                                  ------------

SALOMON SMITH BARNEY
                  CIBC OPPENHEIMER
                                LEHMAN BROTHERS
                                             PRUDENTIAL SECURITIES INCORPORATED

June 16, 1998

     [Graphic depicting two single-channel and one multi-channel hand-held pipettes. Each of the pipettes has a tapered cylindrical body with a cap and a digital display. Each pipette ends in either single or multiple plastic tips.]

     The Company produced the world's first continuously adjustable micropipette and the first multi-channel pipette for microplates. The Company develops a variety of hand-held, single and multi-channel pipettes which are used to transport and deposit precise amounts of fluids and reagents during tests in clinical and research laboratories.

     [Graphic depicting various cytology and histology consumables. To the left, there is a plastic bottle with a pump. In the foreground are several small bottles and containers, a glass beaker, four glass microscope slides, a white rectangular box, three medium plastic bottles, and a round object with a lid. In the background, several red and blue circles are shown, representing stained human cells.]

     The Company's cytology and histology consumables are used by medical laboratories to prepare microscope slides containing specially stained cells from body fluids and tissue samples.

     [Graphic depicting two white box-shaped devices with open lids and a control panel. Inside each box are numerous test tubes. In the foreground is a rectangular object holding multiple microscope slides.]

     The Company's PCR Express and PCR Sprint thermal cyclers are used by research laboratories to amplify DNA in connection with the diagnosis of genetically based diseases and drug discovery.

     [Graphic depicting a box-like instrument, with three plate-shaped objects superimposed. The box represents a microplate reader and the superimposed objects represent microplates. In the foreground, three rectangular plastic trays are depicted. One is empty and the other two hold glass beakers and tubes.]

     The Company's Fluoroskan Ascent FL instrument is an advanced microplate reader that uses both fluorometric and luminometric detection technologies, thereby allowing a wider range of tests to be performed. The instrument is compatible with other robotic systems and is used in high-volume diagnostic testing and in high-throughput screening in drug research.








     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                            ------------------------

     Cytofunnel, Cytospin, Finnpipette, IAsys, LASERMAT, Microtiter, MRX, Multichrom, Shandon, Lipshaw and SpectraPHORESIS are registered trademarks, and Atlas, Cliniplate, DIAS, DIAS Ultra, DYNAMO, Fluorolite, Fluoroskan, Fluoroskan Ascent FL, Hybaid, Microlite, MLX, Multiskan, PCR Express, PCR Sprint, SampleManager and VISION 2000 are trademarks, of Thermo BioAnalysis Corporation or its subsidiaries. All other trademarks or tradenames referred to in this Prospectus are the property of their respective owners.

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                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise indicated, all information contained in this Prospectus assumes (i) no exercise of the Underwriters' over-allotment option and (ii) the issuance of 3,007,930 shares of Common Stock to Thermo Instrument in connection with the Company's acquisition of the Clinical Products Group of Life Sciences International from Thermo Instrument. See
"Business -- Acquisitions" and "Relationship with Affiliates -- Related Party Transactions." Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     Thermo BioAnalysis provides advanced tools that are used by molecular and cellular scientists to understand diseases and to develop new drugs. The Company develops, manufactures and supplies a broad range of products, including biomolecular instruments and consumables, clinical laboratory equipment and supplies, and information management systems, that are used in biochemical research, clinical diagnosis and pharmaceutical production. The Company's products serve an addressable market estimated by industry sources to be $2.5 billion. The Company has more than 30,000 customers in the U.S. and over 35 foreign countries, including pharmaceutical, biotechnology, chemical and industrial companies, hospitals and medical laboratories, as well as academic institutions, government laboratories and private foundations. Of these organizations, biotechnology and pharmaceutical companies in particular are substantially increasing their spending on drug research and development and are increasingly dependent on advanced instrumentation and equipment to remain competitive. The Company focuses on the following three principal product areas:

          Biomolecular Instruments and Consumables. The Company's biomolecular instruments and consumables are based primarily on immunoassay technology and are widely used in pharmaceutical and biopharmaceutical research, as well as for clinical laboratory testing and diagnosis of patient samples. The Company is a market leader in open system microplate technology, which significantly improves the speed and efficiency of immunoassay testing. The Company's products also include a wide range of clinical and research laboratory consumables, including single and multi-channel pipettes. Additionally, the Company manufactures and markets a variety of proprietary products based on emerging technologies, including optical biosensor, polymerase chain reaction, MALDI-TOF mass spectrometry, DNA amplification and capillary electrophoresis technologies. Sales and related service of the Company's biomolecular instruments and consumables accounted for approximately 50% of the Company's total revenues in 1997 (including sales of several of the Company's biomolecular instruments and consumables that are also used in clinical applications).

          Clinical Laboratory Equipment and Supplies. The Company is a leader in the manufacture of cytology and histology equipment and consumables. These products are used to prepare microscope slides containing thin layers of specially stained cells from body fluid and tissue samples, which enable medical professionals to detect and diagnose cancers and other diseases. The Company also supplies pathology equipment for use in autopsies and forensic evaluations. Additionally, the Company supplies consumables for blood gas and ion-selective electrolyte analyzers that diagnose the type and stage of certain diseases by measuring the levels of gases and electrolytes in blood, plasma and urine samples. Sales and related service of the Company's clinical laboratory equipment and supplies accounted for approximately 31% of the Company's total revenues in 1997.

          Information Management Systems. The Company offers laboratory information management systems and chromatography data systems for use in laboratories, industrial applications and clinical testing facilities. The Company's information management systems are designed to facilitate the monitoring and analysis of samples and the organization and storage of data throughout the laboratory or clinical lifecycle. Sales and related service of the Company's information management systems accounted for approximately 12% of the Company's total revenues in 1997.


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     During the past decade, life sciences researchers have made significant advances in identifying the basic mechanisms of biological activity at the molecular and cellular level. The clinical diagnostics market has also experienced significant growth as medical professionals have developed a better understanding of how to detect and diagnose diseases at the molecular and cellular level. Companies and medical professionals are trying to capitalize on the improved understanding of molecular and cell biology in order to develop novel drug therapies and diagnostic products for human and animal health. Reducing product development time and cost in life sciences research and testing has become an increasingly important challenge and a potential competitive advantage for pharmaceutical and biotechnology companies. This has created the need for increasingly sophisticated instrumentation and equipment that analyze samples faster and for information systems that analyze, process and store information more efficiently. These factors underlie the demand for biomolecular instruments and consumables, clinical equipment and supplies, and related products, as well as the introduction of advanced bioanalytical systems such as those developed and marketed by the Company. See "Business -- Industry Background."

     The Company seeks to become a leading provider of advanced tools that enable molecular and cellular scientists to understand diseases and to develop new drugs. The Company's strategy is to (i) broaden its product offerings by developing products internally and making strategic acquisitions, (ii) optimize its product mix by increasing the percentage of its revenues derived from consumable sales, (iii) continue to invest in research for product development and enhancement of existing products, (iv) continue to focus on product quality and (v) pursue and integrate strategic acquisitions as a means of broadening its product lines, improving its market share and enhancing growth. See
"Business -- Strategy."

     The Company was incorporated in Delaware in February 1995 as a wholly owned subsidiary of Thermo Instrument. At that time, Thermo Instrument contributed all of the assets relating to its capillary electrophoresis product line, its MALDI-TOF mass spectrometry division and its Eberline health physics division to the Company in exchange for 6,500,000 shares of Common Stock and the assumption by the Company of substantially all of the liabilities relating to such businesses. Since its incorporation, the Company has acquired the businesses summarized in the table below. For more detailed information regarding each of these acquisitions, see "Business -- Acquisitions" and "Relationship with Affiliates -- Related Party Transactions."

        ACQUIRED BUSINESS           EFFECTIVE DATE     PURCHASE PRICE    PRINCIPAL PRODUCTS/TECHNOLOGY
        -----------------           --------------     --------------    -----------------------------
DYNEX.............................  February 1996      $ 43.2 million   Immunoassay testing systems and
                                                                        consumables
Affinity Sensors and
LabSystems(1).....................  March 1996         $  9.0 million   Optical biosensors; laboratory
                                                                        information management systems
                                                                        and chromatography data systems
Labsystems OY and
Hybaid Limited(2).................  March 1997         $ 97.4 million   Immunoassay instruments and
                                                                        liquid handling equipment;
                                                                        thermal cyclers and consumables
                                                                        for DNA amplification

Clinical Products Group(3)........  March 1997         $104.5 million   Cytology, histology and
                                                                        pathology equipment and
                                                                        consumables; blood gas and
                                                                        electrolyte analyzers

---------------
(1) In March 1996, Thermo Instrument acquired a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons plc ("Fisons"), a wholly owned subsidiary of Rhone-Poulenc Rorer Inc. In July 1996, the Company acquired the Affinity Sensors and LabSystems divisions of Fisons from Thermo Instrument, effective March 1996.

(2) In March 1997, Thermo Instrument acquired Life Sciences International PLC ("LSI"). In May 1997, the Company agreed to acquire the Labsystems OY (unrelated to the LabSystems division of Fisons) and Hybaid Limited ("Hybaid") divisions of LSI from Thermo Instrument, effective March 1997. Also effective March 1997, the Company acquired the Labsystems Japan division of LSI from Thermo Instrument. Labsystems Japan distributes products manufactured by Labsystems OY, Hybaid and other LSI companies.

(3) In June 1998, the Company acquired the Clinical Products Group of LSI from Thermo Instrument. The Clinical Products Group is comprised of Shandon Inc. and its related businesses, including ALKO Diagnostic Corporation. The Company's financial statements include the results of the Clinical Products Group from the date of Thermo Instrument's acquisition of LSI in March 1997.



-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     In April 1998, the Company announced its intention to form a health physics joint venture with Thermo Instrument. In July 1998, the Company will contribute its Eberline health physics business in exchange for a 49% equity interest in the joint venture, and Thermo Instrument will contribute its National Nuclear and ESM Eberline Instruments businesses, along with $13.0 million in cash, for a 51% equity interest. The Eberline health physics business accounted for approximately 7% of the Company's total revenues in 1997. Profits and losses from the joint venture will be allocated (a) one-third to Thermo Instrument and two-thirds to the Company until the later of (i) July 2000 or (ii) such time as the joint venture has achieved consolidated division income (defined as operating income excluding payments pursuant to the Services Agreement (as defined in "Relationship with Affiliates -- Corporate Services Agreement")) of 17% for a full fiscal year and (b) to the members of the joint venture in accordance with their respective equity interests thereafter. The joint venture will provide instruments for the detection and monitoring of low-level radiation to ensure personal and environmental protection. See "Business -- Health Physics Joint Venture" and "Relationship with Affiliates -- Related Party Transactions."

     Unless the context otherwise requires, references in this Prospectus to the Company or Thermo BioAnalysis refer to Thermo BioAnalysis Corporation and its subsidiaries and the predecessor businesses that constitute the Company. The Company's principal executive offices are located at 504 Airport Road, Santa Fe, New Mexico 87504-2108, and its telephone number is (505) 471-3232.

                                  THE OFFERING

Common Stock Offered by the Company..................    4,000,000 shares

Common Stock to be Outstanding after the
  Offering(1)........................................    18,093,848 shares

AMEX Symbol..........................................    TBA

Use of Proceeds......................................    Repayment of certain indebtedness owed to
                                                         Thermo Instrument and for general corporate
                                                         purposes, including acquisitions. See "Use of
                                                         Proceeds."

---------------
(1) Does not include 1,272,900 shares of Common Stock reserved for issuance under the Company's stock-based compensation plans and 3,030,303 shares of Common Stock reserved for issuance upon the conversion of the Company's 4.875% Subordinated Convertible Note, due to Thermo Instrument, which was issued in July 1996 (the "Convertible Note"). Includes 3,007,930 shares of Common Stock to be issued to Thermo Instrument in connection with the Company's acquisition of the Clinical Products Group of LSI from Thermo Instrument. See "Capitalization," "Business -- Acquisitions" and Notes 3 and 6 of Notes to the Company's Consolidated Financial Statements.


--------------------------------------------------------------------------------

                     SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                                                                  THREE MONTHS
                                                                                                    ENDED(4)
                                                          FISCAL YEAR(1)                      ---------------------
                                        ---------------------------------------------------   MARCH 29,   APRIL 4,
                                         1993      1994      1995     1996 (2)    1997 (3)      1997        1998
                                        -------   -------   -------   ---------   ---------   ---------   ---------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues..............................  $24,479   $25,127   $22,534    $71,649    $201,998     $26,801     $54,434
Gross Profit..........................   11,469    10,951     9,498     33,842      99,172      12,953      27,851
Research and Development Expenses.....    2,242     2,042     1,325      7,298      14,057       2,352       3,923
Write-off of Acquired Technology......       --        --        --      3,500          --          --          --
Operating Income......................    4,313     3,855     3,369      2,057      23,169       2,616       6,029
Net Income (Loss).....................    2,538     2,400     2,514       (436)     11,340       1,582       3,202
Earnings (Loss) per Share (5):
    Basic.............................      .39       .37       .33       (.05)        .86         .15         .23
    Diluted...........................      .39       .37       .33       (.05)        .79         .14         .21
Weighted Average Shares (5):
    Basic.............................    6,500     6,500     7,694      8,542      13,232      10,624      14,086
    Diluted...........................    6,500     6,500     7,694      8,542      16,367      13,694      17,299

                                                                   APRIL 4, 1998(4)
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(6)
                                                              --------    --------------
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and Cash Equivalents...................................  $ 43,526       $ 74,843
Debt Payable to Parent Company (7)..........................    37,861             --
Working Capital.............................................    52,972        122,150
Total Assets................................................   324,866        356,183
Long-term Obligations.......................................   100,198        100,198
Shareholders' Investment....................................   135,626        204,804

---------------
(1) The Company has a fiscal year ending the Saturday nearest December 31.

(2) Reflects the results of DYNEX since February 1996, and the Affinity Sensors and LabSystems divisions of Fisons since their acquisition by Thermo Instrument in March 1996, including the associated write-off of $3,500,000 of acquired technology.

(3) Reflects the results of the Labsystems OY, Hybaid and Labsystems Japan divisions of LSI, and the Clinical Products Group of LSI, since their acquisition by Thermo Instrument in March 1997. Weighted average shares include the effect of assuming as outstanding from March 1997 the 1,300,000 shares issued as part of the purchase price for the Labsystems OY and Hybaid divisions of LSI, and the 3,007,930 shares issuable to Thermo Instrument as part of the purchase price for the Clinical Products Group of LSI. Pro forma data for the acquisitions of the Labsystems OY and Hybaid divisions of LSI and the Clinical Products Group of LSI is included elsewhere in this Prospectus.

(4) Derived from unaudited financial statements.

(5) Pursuant to Securities and Exchange Commission requirements, earnings (loss) per share have been presented for all periods. Weighted average shares for all periods include the 6,500,000 shares issued to Thermo Instrument in connection with the initial capitalization of the Company.

(6) Adjusted to reflect (i) the sale by the Company of 4,000,000 shares of Common Stock offered hereby, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company and (ii) the repayment of approximately $37.9 million of indebtedness owed to Thermo Instrument in connection with the Company's acquisition of the Clinical Products Group of LSI.

(7) Represents existing indebtedness owed by the Clinical Products Group of LSI to Thermo Instrument, which was assumed by the Company in connection with the acquisition of the Clinical Products Group of LSI, and which is included in "Due to parent company and affiliated companies" in the Company's Consolidated Financial Statements.

                                  RISK FACTORS

     Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are made throughout this Prospectus. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that there are a number of important factors that could cause the results of the Company in 1998 and beyond to differ materially from those indicated by such forward-looking statements, including those discussed below, as well as those discussed elsewhere in this Prospectus.

     Risks Associated with Acquisition Strategy. The Company's strategy includes the acquisition of businesses and technologies that complement or augment the Company's existing product lines. For example, in February 1996, the Company acquired substantially all the assets, subject to certain liabilities, of DYNEX Technologies, a supplier of automated systems, detection systems and consumables for the immunoassay market; effective March 1996, the Company acquired its Affinity Sensors and LabSystems businesses, a supplier of optical biosensors, and laboratory information management systems and chromatography data systems, respectively; effective March 1997, the Company acquired Labsystems OY, a manufacturer of microplate-based immunoassay instruments and liquid handling equipment, and Hybaid Limited ("Hybaid"), a manufacturer of thermal cyclers and consumables for DNA amplification. In June 1998, the Company acquired, effective March 1997, the Clinical Products Group of Life Sciences International ("LSI"), a provider of equipment and consumables for cytology, histology and pathology applications, as well as consumables for blood gas and ion-selective electrolyte analyzers. See "Business -- Acquisitions" and "Relationship with Affiliates -- Related Party Transactions." There can be no assurance that the Company will be able to successfully integrate all of these recently acquired businesses, or any future acquired businesses, and realize the benefits expected from such acquisitions. In addition, promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. Any acquisitions completed by the Company may be made at substantial premiums over the fair value of the net assets of the acquired companies, resulting in significant amortization expenses related to goodwill and other intangible assets. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired businesses. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.

     Intense Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the markets for its products include product features, product performance, price and service. The Company's competitors include a number of large multinational corporations. These companies and certain of the Company's other competitors have substantially greater financial, marketing and other resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. Competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development or ability to develop new technologies will be sufficient to enable it to compete effectively. See "Business -- Competition."

     Rapid and Significant Technological Change and New Products. The markets for the Company's products are characterized by rapid and significant technological change, evolving industry standards and frequent new product introductions and enhancements. Many of the Company's products and products under development are technologically innovative and require significant planning, design, development and testing at the technological, product and manufacturing process levels. These activities require significant capital commitments and investment by the Company. In addition, products that are competitive in the Company's markets are characterized by rapid and significant technological change due to industry standards that may change on short notice and by the introduction of new products and technologies that render existing products and technologies uncompetitive or obsolete. There can be no assurance that any of the products currently being developed by the Company, or those to be developed in the future, will be technologically feasible or accepted by the marketplace, that any such development will be completed in any particular time frame, or that the Company's products or proprietary technologies will not become uncompetitive or obsolete.

     Uncertainty of Market Acceptance of New Products. Certain of the Company's products represent alternatives to traditional instruments and methods and as a result may be slow to achieve, or may not achieve, market acceptance, as customers may seek further validation of the efficiency and efficacy of the Company's technology. This is particularly true where the purchase of the product requires a significant capital commitment. The Company's optical biosensor, MALDI-TOF mass spectrometry and capillary electrophoresis products are based on relatively new, emerging technologies. The Company believes that, to a significant extent, its growth prospects depend on its ability to gain acceptance by a broader group of customers of the efficiency and efficacy of the Company's innovative technologies. There can be no assurance that the Company will be successful in obtaining such broad acceptance.

     Dependence on Capital Spending Policies and Government Funding. The Company's customers include pharmaceutical, biotechnology, chemical and industrial companies, hospitals and clinical diagnostic laboratories and companies. The capital spending policies of these companies and institutions can have a significant effect on the demand for the Company's products. Such policies are based on a wide variety of factors, including the resources available to make such purchases, the spending priorities among various types of research equipment and the policies regarding capital expenditures during recessionary periods. Any decrease in capital spending by life sciences companies could have a material adverse effect on the Company's business and results of operations. Biotechnology companies have raised significant amounts of capital through public equity offerings and most of these companies are engaged in programs that include capital spending. However, the availability of capital through the public markets can be cyclical and there can be no assurance that the raising of capital by these companies will continue, nor can there be any assurance that additional capital, if available, will result in increased sales of the Company's products.

     A significant portion of the Company's sales are to universities, government research laboratories, private foundations and other institutions where funding is dependent on grants from government agencies such as the National Institutes of Health ("NIH") and the equivalent of the NIH in foreign countries where the Company markets its products. If government funding necessary to purchase the Company's products were to become unavailable to researchers for any extended period of time, or if overall research funding were to decrease, the Company's business and results of operations could be adversely affected. In addition, a significant portion of sales by the Company's Eberline health physics division that will be contributed to the joint venture with Thermo Instrument (see "Business -- Health Physics Joint Venture") are made to various branches of the United States government, primarily the United States Department of Energy. Any further decline in purchases by the United States government, including, without limitation, declines as the result of budgeting limitations, could have an adverse effect on the Company's investment in this joint venture.

     Potential Fluctuations in Quarterly Performance. Many of the Company's products are large systems that may require significant capital expenditures. Consequently, the timing of sales of these systems could affect the Company's quarterly earnings. Further, the Company's quarterly operating results may also vary significantly depending on a number of other factors, including the size, timing and shipment of individual orders, changes in pricing by the Company or its competitors, discount levels, seasonality of revenue, foreign currency exchange rates, the mix of products sold, the timing of the announcement, introduction and delivery of new product enhancements by the Company and its competitors, and general economic conditions. Generally, the Company recognizes product revenues upon shipment of its products. Revenues on substantially all contracts are recognized using the percentage-of-completion method. Typically, the Company experiences higher revenues in the fourth quarter, and to a lesser extent, the second quarter of each fiscal year. Because certain operating expenses of the Company are based on anticipated capacity levels and a high percentage of the Company's expenses are fixed for the short term, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business or results of operations.

     Risks Associated with International Operations. International sales accounted for 64% of the Company's total revenues in 1997. A significant portion of the Company's manufacturing operations are based in Finland. The Company intends to continue to expand its presence in international markets. International operations are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse impact on the Company's business and results of operations. A portion of the Company's revenues is derived from sales in Asia. Asia is experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The Company's sales to Asia could be materially adversely affected by the unstable economic conditions there.

     Dependence on Patents and Proprietary Rights. The Company places considerable importance on obtaining patent and trade secret protection for significant new technologies, products and processes because of the length of time and expense associated with bringing new products through the development process and to the marketplace. The Company's success depends, in part, on its ability to develop patentable products and obtain and enforce patent protection for its products both in the United States and in other countries. The Company has filed and intends to file applications as appropriate for patents covering its products. No assurance can be given that patents will issue from any pending or future patent applications owned by or licensed to the Company, or that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology. In addition, no assurance can be given that any issued patents owned by or licensed to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. The Company could incur substantial costs in defending itself in suits brought against it or in suits in which the Company may assert its patent rights against others. If the outcome of any such litigation is unfavorable to the Company, the Company's business and results of operations could be materially adversely affected.

     The commercial success of the Company will also depend in part on its neither infringing patents issued to competitors or others, nor breaching the technology licenses upon which components of the Company's products are based. The Company is aware of patents and patent applications belonging to competitors and other third parties, and it is uncertain whether these patents and patent applications will require the Company to alter its products or processes, pay licensing fees or cease making and selling infringing products and pay damages for past infringement. In particular, the Company has been named as a defendant in a patent infringement lawsuit brought by Biacore AB and Biacore, Inc. ("Biacore"). The complaint alleges that the design of the cuvette used in the Company's optical biosensor system infringes a patent held by Biacore; however, if Biacore were successful in enforcing such patent, the Company believes that it is entitled to indemnification for losses in this matter by Rhone-Poulenc Rorer Inc., the parent company of Fisons plc ("Fisons"). Fisons initially sold the business to Thermo Instrument in March 1996.

     The Company is aware of patents held by another third party that may relate to the features of certain of the Company's MALDI-TOF mass spectrometers. The Company has alleged that this party infringes certain of the Company's patents on its MALDI-TOF mass spectrometers. This party was recently acquired by another company with whom the Company has a dispute relating to patents licensed by such acquiring company to the Company. The Company has ceased making royalty payments of approximately $1.2 million per year but continues to accrue the royalties for financial reporting purposes, pending a resolution of both of these matters. There can be no assurance that a favorable resolution will occur.

     In general, the holder of a patent who is successful in proving infringement by the Company would subject the Company to damages for past infringement and would enjoin the Company from manufacturing and selling products utilizing the features associated with such patent, which could have a material adverse effect on the Company's business and results of operations. See "Business -- Intellectual Property."

     The Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

     Government Regulations; No Assurance of Regulatory Approval. The production and marketing of certain of the Company's products and its ongoing research and development activities are subject to regulation by government authorities in the United States and in other countries. To the extent that an analytical instrument or an in vitro diagnostic product will be used in human clinical or diagnostic applications, the manufacturer of that instrument may be required to submit to the U.S. Food and Drug Administration ("FDA"), prior to commercial distribution of the instrument or in vitro diagnostic product in the U.S., either a premarket notification ("510(k)") or a premarket approval ("PMA") application, unless the product has been in commercial distribution for the labeled intended use since before May 28, 1976, the effective date of the Medical Device Amendments to the Federal Food, Drug and Cosmetic Act. The FDA uses a risk-based system to classify medical devices. Unless they are exempt, lower risk devices, in Class I and Class II, are generally subject to 510(k) premarket notification, in which the FDA determines that a device is safe and effective based on its "substantial equivalence" to a legally marketed product. Highest risk, Class III devices are subject to the premarket approval process, in which the FDA generally determines the safety and effectiveness of the device based on the submission of clinical data. The Company has, to date, been required to obtain 510(k) clearances with respect to certain clinical applications, instruments and in vitro diagnostic products, which are classified as Class I and Class II products. There can be no assurance that 510(k) clearance for any future product or modification of an existing product will be granted by the FDA within a reasonable time frame, if at all, that in the future the FDA will not require manufacturers of certain medical devices to engage in a more thorough and time consuming approval process than the 510(k) process, or that international government agencies will permit marketing of the Company's products in their respective jurisdictions.

     As a result of the clinical applications of certain of the Company's instruments and in vitro diagnostic products, certain of the Company's facilities are registered with the FDA as medical device manufacturers. As such, the Company may be inspected on a routine basis by the FDA for compliance with the FDA's Quality System Regulation and other applicable regulations. These regulations require that the Company manufacture its products and maintain related documentation in accordance with current good manufacturing practices with respect to manufacturing, testing and quality control activities. Further, the Company is required to comply with various FDA requirements for reporting of product malfunctions and other matters.

     The regulatory standards for manufacturing are currently being applied stringently by the FDA and state regulatory agencies. Noncompliance with FDA or applicable state agency regulations, or discovery of previously unknown problems with a product, manufacturer, or facility may result in restrictions on such product or manufacturer, including fines, recalls, injunctions or seizures of products, refusal of the government to approve or clear product approval applications or to allow the Company to enter into government supply contracts, or even withdrawal of the product from the market, or criminal prosecution, any of which could have a material adverse effect on the Company's business and results of operations.

     In addition, a significant percentage of the Company's product revenues are derived from sales outside of the United States. International regulatory bodies often establish varying regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. In order to continue to sell its instrument products in Europe, certain of the Company's facilities maintain ISO 9000 series registration, an internationally-recognized set of quality standards, and each of its instrument products is required to obtain a CE Mark as evidence of compliance with European Union electronic safety requirements. Failure to receive a CE Mark certification would prohibit the Company from selling its products in Europe, which could have a material adverse effect on the Company's business and results of operations. At the present time, analytical instruments and in vitro diagnostic products are not subject to CE Mark requirements under the Medical Device Directive, but it is anticipated that CE Mark requirements will be extended to include analytical instruments and in vitro diagnostic products within the next two years. Certain other countries require the Company to obtain clearances for its products prior to marketing the products in those countries. In addition, certain countries impose product specifications that differ from those mandated in the United States. These requirements may significantly affect the efficiency and timeliness of international market introductions of the Company's products.

     Although the Company has an active program to comply with CE Mark requirements and an ISO 9000 compliance program, there can be no assurance that the Company will be successful in maintaining its compliance with current or future applicable certification requirements. Any violation of, and the cost of compliance with, these regulations or requirements could have a material adverse effect on the Company's business and results of operations. See
"Business -- Government Regulations."

     Uncertainty of Patient Reimbursement. The Federal government regulates reimbursement of fees for certain diagnostic examinations and capital equipment acquisition costs connected with services to Medicare beneficiaries. Recent legislation has limited Medicare reimbursement for diagnostic examinations. For example, deficit reduction measures have resulted in reimbursement rate reductions in the past and may result in further rate reductions in the future. According to third-party data, overall Medicare reimbursements were estimated to decline approximately 2.3% in 1996 from 1995. These policies may have the effect of limiting the availability or reimbursement for procedures, and as a result may inhibit or reduce demand by healthcare providers for products in the markets in which the Company competes. Although the Company cannot predict what effect the policies of government entities and other third-party payors will have on future sales of the Company's products, there can be no assurance that such policies would not have a material adverse effect on the Company's business and results of operations.

     Potential Product Liability. The Company's business exposes it to potential product liability claims which are inherent in the manufacturing, marketing and sale of biomedical instruments and diagnostic products, and as such the Company may face substantial liability to patients for damages resulting from the faulty design or manufacture of its products. The Company currently maintains product liability insurance, but there can be no assurance that this insurance will provide sufficient coverage in the event of a claim, that the Company will be able to maintain such coverage on acceptable terms, if at all, or that a product liability claim would not materially adversely affect the Company's business or results of operations.

     Potential Impact of Year 2000 on Processing Date-sensitive
Information. The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.

     The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

     Control by Thermo Instrument. The Company's stockholders do not have the right to cumulate votes for the election of directors. Thermo Instrument, which will own approximately 59.7% of the voting stock of the Company after this offering and approximately 65.5% assuming conversion of the Convertible Note (in each case assuming (i) no exercise of the Underwriters' over-allotment option and (ii) the issuance of 3,007,930 shares of Common Stock issuable to Thermo Instrument in connection with the Company's acquisition of the Clinical Products Group of LSI), has the power to elect the entire Board of Directors of the Company and to approve or disapprove any corporate actions submitted to a vote of the Company's stockholders. The Convertible Note is generally convertible upon demand into up to 3,030,303 shares of Common Stock at the election of Thermo Instrument at any time prior to July 23, 2001. In addition, as long as Thermo Instrument is able to elect a majority of the Company's Board of Directors, it will have the ability to cause the Company at any time to register for resale all or a portion of the Common Stock owned by Thermo Instrument, Thermo Electron or their affiliates. Thermo Electron and the Company have agreed not to (and Thermo Electron has agreed to cause Thermo Instrument not to) sell any shares of Common Stock for a 180-day period after the date of this Prospectus, with certain exceptions. See "Relationship with Affiliates -- Related Party Transactions," "Security Ownership of Certain Beneficial Owners and Management" and "Underwriting."

     Potential Conflicts of Interest. The Company may be subject to potential conflicts of interest from time to time as a result of its relationship with Thermo Electron and Thermo Instrument. For example, conflicts may arise in the determination of the annual services fee payable by the Company pursuant to the Corporate Services Agreement between the Company and Thermo Electron and in determining whether to invest funds with or borrow funds from Thermo Electron pursuant to other contractual arrangements. Certain officers of the Company, including John N. Hatsopoulos, Paul F. Kelleher and Earl R. Lewis are also officers of Thermo Instrument, Thermo Electron and/or other subsidiaries of Thermo Electron, and are full-time employees of Thermo Instrument or Thermo Electron. These officers will devote only a small portion of their working time (anticipated to be less than 5% in the case of Messrs. Hatsopoulos and Kelleher and less than 10% in the case of Mr. Lewis) to the affairs of the Company. Further, it is an essential element of Thermo Electron's career development program that successful executives and managers be considered for positions of increased responsibility anywhere within the Thermo Electron family of companies. Certain of the Company's executives and managers were promoted to their present positions under this policy. There can be no assurance that the Company's present executives and managers will not assume other positions within the Thermo Electron family of companies, causing them to be unavailable to serve the Company or to reduce the amount of time that they devote to the affairs of the Company. For financial reporting purposes, the Company's financial results are included in the consolidated financial statements of Thermo Instrument and Thermo Electron. Since the members of the Board of Directors of the Company who are also affiliated with Thermo Electron or Thermo Instrument have fiduciary duties to the stockholders of the Company and the stockholders of Thermo Electron or Thermo Instrument, or both, as applicable, such individuals will consider not only the short-term and the long-term impact of operating decisions on the Company, but also the impact of such decisions on the consolidated financial results of Thermo Instrument and Thermo Electron. In some instances the impact of such decisions could be disadvantageous to the Company while advantageous to Thermo Instrument or Thermo Electron, or vice versa. For example, conflicts may arise with respect to possible future acquisitions by the Company of assets or businesses of Thermo Instrument or another Thermo Electron affiliated company in which the purchase price to be paid by the Company is subject to negotiation between the Company and Thermo Instrument or such other Thermo Electron affiliated company. These negotiations will be subject to the potential conflicts associated with related-party transactions. The Company is also a party to various agreements with Thermo Electron and Thermo Instrument that may limit the Company's operating flexibility. There can be no assurance that these factors will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Relationship with Affiliates."

     Potential Volatility of Stock Price. Since public trading of the Company's Common Stock commenced in September 1996, the market price has fluctuated considerably, and it may continue to fluctuate in the future. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new contracts or products by the Company or its competitors, government regulation and approvals, developments in patent or other proprietary rights and market conditions for stocks of companies similar to the Company could have a significant impact on the market price of the Common Stock.

     Lack of Dividends. The Company anticipates that for the foreseeable future the Company's earnings, if any, will be retained for use in the business and that no cash dividends will be declared or paid on the Common Stock. Declaration of dividends on the Common Stock will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. See "Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from this offering are estimated to be $69,178,000 (approximately $79,667,200 if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

     The Company intends to use the net proceeds from this offering (i) to pay approximately $37.9 million of indebtedness owed to Thermo Instrument in connection with the Company's acquisition of the Clinical Products Group of LSI, which indebtedness is due January 2, 1999 and bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter (see "Business -- Acquisitions" and "Relationship with Affiliates -- Related Party Transactions") and (ii) for general corporate purposes, which may include possible acquisitions of businesses, repayment of other indebtedness, capital expenditures, working capital requirements, research and development, and loans to and/or investments in the Company's subsidiaries. The precise amount and timing of the application of such proceeds will depend upon the funding requirements of the Company and the availability and cost of other funds. The Company has signed a non-binding letter of intent relating to the purchase of a business for consideration of approximately $10.0 million in cash. This proposed acquisition is subject to certain conditions, including completion of due diligence and negotiation of a definitive agreement. There can be no assurance that this acquisition will be completed. The Company currently has no commitment or agreement for any material acquisition.

     Pending these uses, the Company expects to invest the net proceeds from this offering primarily in investment grade interest bearing or dividend bearing instruments, either directly by the Company or pursuant to a repurchase agreement with Thermo Electron in which the Company would in effect lend excess cash to Thermo Electron on a collaterized basis at market interest rates. See "Relationship with Affiliates -- Related Party Transactions."

                                DIVIDEND POLICY

     The Company anticipates that for the foreseeable future the Company's earnings, if any, will be retained to finance the growth and development of its business and that no cash dividends will be declared or paid on the Common Stock.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been publicly traded on the AMEX (symbol:
TBA) since its initial public offering on September 18, 1996. The following table sets forth, for the periods indicated, the high and low sales prices of the Company's Common Stock as reported in the consolidated transaction reporting system since that date.

                                                              HIGH    LOW
                                                              ----    ---
1996
----
Third Quarter...............................................  $14     $13 1/8
Fourth Quarter..............................................   14 5/8  12 1/2

1997
----

First Quarter...............................................   14 1/8   9 3/4
Second Quarter..............................................   16 1/8   9
Third Quarter...............................................   18 1/4  14 1/2
Fourth Quarter..............................................   20      16 5/8

1998
----
First Quarter...............................................   22 3/8  17 7/16
Second Quarter (through June 16, 1998)......................   22 3/4  18 15/16


     As of June 16, 1998, the Company had 80 holders of record of its Common Stock. This does not include holdings in street or nominee names.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of April 4, 1998, and as adjusted to give effect to (i) the sale of the shares of Common Stock offered hereby, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, and (ii) the repayment of approximately $37.9 million of indebtedness owed to Thermo Instrument in connection with the Company's acquisition of the Clinical Products Group of LSI.

                                                                   APRIL 4, 1998
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                               ------     -----------
                                                               (IN THOUSANDS, EXCEPT
                                                                  SHARE AMOUNTS)
Short-term Obligation:
  Debt payable to parent company(1).........................  $ 37,861     $     --
                                                              ========     ========
Long-term Obligations:
  Note payable to parent company............................  $ 50,000     $ 50,000
  4.875% subordinated convertible note, due to parent
     company................................................    50,000       50,000
  Other.....................................................       198          198
                                                              --------     --------
                                                               100,198      100,198
                                                              --------     --------
Shareholders' Investment:
  Common Stock, $.01 par value, 25,000,000 shares
     authorized;
     14,091,470 shares issued and 18,091,470 shares as
     adjusted(2)............................................       141          181
  Capital in excess of par value............................   131,585      200,723
  Retained earnings.........................................    11,788       11,788
  Treasury stock at cost, 392 shares........................        (7)          (7)
  Cumulative translation adjustment.........................    (7,881)      (7,881)
                                                              --------     --------
     Total Shareholders' Investment.........................   135,626      204,804
                                                              --------     --------
          Total Capitalization (Long-term Obligations and
            Shareholders' Investment).......................  $235,824     $305,002
                                                              ========     ========

---------------

(1) Represents existing indebtedness owed by the Clinical Products Group of LSI to Thermo Instrument, which was assumed by the Company in connection with the acquisition of the Clinical Products Group of LSI, and which is included in "Due to parent company and affiliated companies" in the Company's Consolidated Financial Statements.

(2) Does not include 4,303,203 shares of Common Stock reserved for issuance under the Company's stock-based compensation plans and for issuance upon possible conversion of the Convertible Note. See
    "Business -- "Acquisitions," "Management -- Compensation of Directors" and "-- Compensation of Executive Officers" and Note 4 of the Company's Consolidated Financial Statements.

                 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                       1998
                                                       ----
                                                       FIRST
                                                       -----
Revenues..........................................    $54,434
Gross Profit......................................     27,851
Net Income........................................      3,202
Earnings per Share:
     Basic........................................        .23
     Diluted......................................        .21

                                                                        1997
                                                      -----------------------------------------
                                                      FIRST(1)    SECOND      THIRD     FOURTH
                                                      --------    ------      -----     ------
Revenues..........................................    $26,801     $58,790    $53,354    $63,053
Gross Profit......................................     12,952      28,130     25,521     32,569
Net Income........................................      1,582       3,187      2,425      4,146
Earnings per Share:
     Basic........................................        .15         .23        .17        .29
     Diluted......................................        .14         .21        .16        .26

                                                                        1996
                                                      -----------------------------------------
                                                      FIRST(2)    SECOND      THIRD     FOURTH
                                                      --------    ------      -----     ------
Revenues..........................................    $10,911     $18,871    $19,346    $22,521
Gross Profit......................................      4,195       9,481      9,573     10,593
Net Income (Loss).................................     (3,114)        431        787      1,460
Earnings (Loss) per Share:
     Basic........................................       (.38)        .05        .10        .15
     Diluted......................................       (.38)        .05        .09        .14

---------------

(1) Reflects the results of the Labsystems OY, Hybaid and Labsystems Japan divisions of LSI, and the Clinical Products Group of LSI, since their acquisition by Thermo Instrument on March 12, 1997, including the 1,300,000 shares issued to Thermo Instrument in connection with the acquisition of the Labsystems OY and Hybaid divisions of LSI and the 3,007,930 shares to be issued to Thermo Instrument in connection with the acquisition of the Clinical Products Group of LSI.

(2) Reflects the results of DYNEX since February 7, 1996, and the Affinity Sensors and LabSystems divisions of Fisons since their acquisition by Thermo Instrument on March 29, 1996, including the associated write-off of $3,500,000 of acquired technology.

                         SELECTED FINANCIAL INFORMATION

     The selected financial information below as of and for the fiscal years ended December 30, 1995, December 28, 1996 and January 3, 1998 has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere in this Prospectus. This information should be read in conjunction with the Company's Consolidated Financial Statements and related notes included elsewhere in this Prospectus. The selected financial information as of and for the fiscal year ended January 1, 1994 and December 31, 1994 has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, but have not been included in this Prospectus. The selected financial information for the three month periods ended March 29, 1997 and April 4, 1998 has not been audited but, in the opinion of the Company, includes all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly such information in accordance with generally accepted accounting principles applied on a consistent basis. The results of operations for the three months ended April 4, 1998 are not necessarily indicative of results for the entire year.

                                                                                                            THREE MONTHS ENDED
                                                                      FISCAL YEAR                          ---------------------
                                                -------------------------------------------------------    MARCH 29,    APRIL 4,
                                                 1993       1994       1995      1996 (1)     1997 (2)       1997         1998
                                                -------    -------    -------    ---------    ---------    ---------    --------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues......................................  $24,479    $25,127    $22,534    $ 71,649     $201,998      $26,801     $ 54,434
                                                -------    -------    -------    --------     --------      -------     --------
Costs and Operating Expenses:
  Cost of revenues............................   13,010     14,176     13,036      37,807      102,826       13,848       26,583
  Selling, general and administrative
    expenses..................................    4,914      5,054      4,804      20,987       61,946        7,985       17,899
  Research and development expenses...........    2,242      2,042      1,325       7,298       14,057        2,352        3,923
  Write-off of acquired technology............       --         --         --       3,500           --           --           --
                                                -------    -------    -------    --------     --------      -------     --------
                                                 20,166     21,272     19,165      69,592      178,829       24,185       48,405
                                                -------    -------    -------    --------     --------      -------     --------
Operating Income..............................    4,313      3,855      3,369       2,057       23,169        2,616        6,029
Interest and Other Income (Expense), Net......       --         --        819        (593)      (5,294)        (131)      (1,005)
                                                -------    -------    -------    --------     --------      -------     --------
Income Before Provision for Income Taxes......    4,313      3,855      4,188       1,464       17,875        2,485        5,024
Provision for Income Taxes....................    1,775      1,455      1,674       1,900        6,535          903        1,822
                                                -------    -------    -------    --------     --------      -------     --------
Net Income (Loss).............................  $ 2,538    $ 2,400    $ 2,514    $   (436)    $ 11,340      $ 1,582     $  3,202
                                                =======    =======    =======    ========     ========      =======     ========
Earnings (Loss) per Share (3):
    Basic.....................................  $   .39    $   .37    $   .33    $   (.05)    $    .86      $   .15     $    .23
                                                =======    =======    =======    ========     ========      =======     ========
    Diluted...................................  $   .39    $   .37    $   .33    $   (.05)    $    .79      $   .14     $    .21
                                                =======    =======    =======    ========     ========      =======     ========
Weighted Average Shares (3):
    Basic.....................................    6,500      6,500      7,694       8,542       13,232       10,624       14,086
                                                =======    =======    =======    ========     ========      =======     ========
    Diluted...................................    6,500      6,500      7,694       8,542       16,367       13,694       17,299
                                                =======    =======    =======    ========     ========      =======     ========
BALANCE SHEET DATA (AT END OF PERIOD):
Working Capital...............................  $ 6,333    $ 8,282    $27,105    $ 59,750     $ 50,501                  $ 52,972
Total Assets..................................   13,596     14,349     32,907     122,997      322,439                   324,866
Long-term Obligations.........................       --         --         --      50,000      100,204                   100,198
Shareholders' Investment......................    8,332     10,162     29,146      51,316      134,343                   135,626

---------------
(1) Reflects the results of DYNEX since February 1996, and the Affinity Sensors and LabSystems divisions of Fisons since their acquisition by Thermo Instrument in March 1996, including the associated write-off of $3,500,000 of acquired technology.

(2) Reflects the results of the Labsystems OY, Hybaid, and Labsystems Japan divisions of LSI, and the Clinical Products Group of LSI, since their acquisition by Thermo Instrument in March 1997. Weighted average shares include the effect of assuming as outstanding from March 1997 the 1,300,000 shares issued as part of the purchase price for the Labsystems OY and Hybaid divisions of LSI, and the 3,007,930 shares issuable to Thermo Instrument as part of the purchase price for the Clinical Products Group of LSI. Pro forma data for the acquisitions of the Labsystems OY and Hybaid divisions of LSI and the Clinical Products Group of LSI is included elsewhere in this Prospectus.

(3) Pursuant to Securities and Exchange Commission requirements, earnings (loss) per share have been presented for all periods. Weighted average shares for all periods include the 6,500,000 shares issued to Thermo Instrument in connection with the initial capitalization of the Company.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company has three principal product lines: biomolecular instruments and consumables, clinical laboratory equipment and supplies and information management systems. The Company's biomolecular instruments and consumables are based on proprietary immunoassay, optical biosensor, polymerase chain reaction ("PCR"), MALDI-TOF mass spectometry ("MALDI-TOF"), DNA amplification and capillary electrophoresis ("CE") technologies, and are used in pharmaceutical and biopharmaceutical research, as well as for clinical laboratory testing and diagnosis of patient samples. The Company's clinical laboratory business supplies a range of equipment and consumables with applications in cytology, histology and pathology. The Company's information management systems business designs, implements and supports laboratory information management systems ("LIMS"), and chromatography data systems ("CDS") for use in laboratories, industrial applications and clinical testing facilities.

     The Company was incorporated in February 1995 and on February 7, 1996, acquired the DYNEX Technologies division of Dynatech Corporation. Since then, the Company has acquired from Thermo Instrument the LabSystems and Affinity Sensors divisions of Fisons, the Labsystems OY, Hybaid and Labsystems Japan divisions of LSI, and the Clinical Products Group of LSI. The Company's financial statements include the results of operations of the acquired divisions of Fisons and LSI from March 29, 1996 and March 12, 1997, respectively, the date these businesses were acquired by Thermo Instrument (see Note 2 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus).

     In July 1998, the Company will contribute the assets and liabilities of its health physics division to a joint venture the Company is forming with Thermo Instrument. The Company will receive a 49% equity interest in the joint venture, and will initially receive 67% of the profit and losses of the joint venture. See "Business -- Health Physics Joint Venture." The Company's health physics business had revenues of $13.4 million in 1997.

     Approximately 33%, 45% and 64% of the Company's revenues in 1995, 1996 and 1997, respectively, were derived from sales of products and services outside the U.S., through export sales and sales by the Company's foreign operations. During 1997, the Company's sales to Asia were approximately 14% of total revenues, primarily to Japan, China, and Hong Kong. The Company's sales to Asia could be adversely affected by the unstable economic conditions in Asia. See "Risk Factors -- Risks Associated with International Operations."

     The Company anticipates that a significant portion of its revenues will continue to be from sales to customers outside the U.S. As a result, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations. The Company may use forward contracts to reduce its exposure to currency fluctuations.

RESULTS OF OPERATIONS

  First Quarter 1998 Compared With First Quarter 1997

     Revenues increased to $54.4 million in the first quarter of 1998 from $26.8 million in the first quarter of 1997. Revenues increased $28.0 million due to acquisitions. In addition, an increase in revenues at DYNEX was slightly more than offset by decreases in sales of LIMS and MALDI-TOF instruments. Revenues also decreased $0.2 million due to the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates.

     The gross profit margin increased to 51% in the first quarter of 1998 from 48% in the first quarter of 1997, primarily due to the inclusion of a full period of higher-margin revenues from the Labsystems OY liquid handling business, acquired effective March 12, 1997, as well as an increase in the gross profit margin at DYNEX, primarily due to an increase in the sale of certain higher-margin products. These increases were offset in part by inclusion of a full period of lower-margin revenues from the clinical laboratory products business, acquired effective March 12, 1997.

     Selling, general, and administrative expenses as a percentage of revenues increased to 33% in the first quarter of 1998 from 30% in the first quarter of 1997, primarily due to the inclusion of the liquid handling and PCR businesses, which have higher costs as a percentage of revenues, for a full period in 1998, offset in part by the impact of the inclusion of the clinical laboratory products business, which has lower costs as a percentage of revenues, for a full period in 1998. Research and development expenses increased to $3.9 million in the first quarter of 1998 from $2.4 million in the first quarter of 1997, primarily due to the inclusion of a full period of expenses at acquired businesses. Research and development expenses as a percentage of revenues decreased to 7% in 1998 from 9% in 1997, primarily due to lower costs as a percentage of revenues at acquired businesses.

     Interest income increased to $1.0 million in the first quarter of 1998 from $0.7 million in the first quarter of 1997, primarily due to interest income received from Thermo Instrument on a $9.1 million adjustment to the aggregate purchase price for the acquisitions of the Labsystems OY, Hybaid and Labsystems Japan divisions of LSI, offset in part by the effect of lower average invested balances in 1998. Interest expense increased to $2.0 million in the first quarter of 1998 from $0.9 million in the first quarter of 1997, primarily due to interest expense on the debt to Thermo Instrument associated with the Company's acquisitions.

     The effective tax rate was 36% in both periods, and exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies, offset in part by the impact of relatively low tax rates in certain countries in which the Company operates.

     The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.

     The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations. See "Risk Factors -- Potential Impact of Year 2000 on Processing Date-sensitive Information."

  1997 Compared With 1996

     Revenues increased to $202.0 million in 1997 from $71.6 million in 1996. Revenues increased $132.0 million due to acquisitions. In addition, revenues at the Company's LIMS and CE businesses increased $3.1 million primarily due to new product introductions and sales generated at four direct sales and service offices established in the second quarter of 1997. These increases were offset in part by a decrease in revenues at the Company's health physics division, due to weakness in U.S. Department of Energy and nuclear power plant spending, and, to a lesser extent, a $1.2 million decrease due to the unfavorable effects of currency translation as a result of the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates.

     The gross profit margin increased to 49% in 1997 from 47% in 1996, primarily due to the inclusion of higher-margin revenues from Labsystems OY, acquired effective March 12, 1997, and, to a lesser extent, the inclusion of higher-margin revenues from the Company's LIMS business, acquired effective March 29, 1996. These increases were offset in part by the inclusion of lower-margin revenues from the clinical laboratory products business, acquired effective March 12, 1997, and, to a lesser extent, the PCR business, also acquired effective March 12, 1997.

     Selling, general and administrative expenses as a percentage of revenues increased to 31% in 1997 from 29% in 1996. The increase was primarily due to the impact of higher costs at the Labsystems OY and PCR businesses, acquired effective March 12, 1997, as well as an increase in costs in the LIMS business as a result of the opening of four direct sales and service offices in the second quarter of 1997. In addition, the Company incurred $0.7 million of severance and related costs related to reductions in personnel in 1997. These increases were offset in part by the impact of clinical laboratory products business, acquired effective March 12, 1997, which has lower costs as a percentage of revenues. Research and development expenses increased to $14.1 million in 1997 from $7.3 million in 1996, primarily due to the inclusion of research and development costs at acquired businesses. Research and development expenses as a percentage of revenues decreased to 7% in 1997 from 10% in 1996.

     During 1996, the Company wrote off $3.5 million of acquired technology in connection with the acquisitions of the U.K.-based LIMS and optical biosensor businesses (see Note 2 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.)

     Interest income increased to $2.4 million in 1997 from $1.3 million in 1996, primarily due to interest income earned on invested proceeds from the Company's initial public offering of common stock in September and October 1996. Interest expense increased to $7.7 million in 1997 from $1.9 million in 1996, primarily due to interest expense on the $50.0 million promissory note to Thermo Instrument associated with the acquisition of the Labsystems OY and Hybaid divisions of LSI, interest expense on the $37.9 million of existing indebtedness owed by the Clinical Products Group of LSI to Thermo Instrument that was assumed by the Company and the inclusion of a full year of interest for the $50.0 million Convertible Note issued to Thermo Instrument in July 1996. These increases were offset in part by the effect of the repayment in July 1996 of a $30.0 million promissory note issued to Thermo Electron in February 1996.

     The effective tax rate was 37% in 1997, compared with 38% in 1996, excluding the effect of the 1996 write-off of acquired technology associated with the acquisitions of the Company's U.K.-based LIMS and optical biosensor businesses, for which no tax benefit was recorded. These rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes.

  1996 Compared With 1995

     Revenues increased to $71.6 million in 1996 from $22.5 million in 1995. An increase in revenues of $52.3 million due to acquisitions was offset in part by lower revenues at the Company's MALDI-TOF business due to increased competition and a change in distribution channels from commission-based sales agents to distributors. In addition, the Company believes that revenues at its health physics division decreased primarily due to reduced spending at U.S. Department of Energy facilities as a result of the federal budgetary impasse.

     The gross profit margin increased to 47% in 1996 from 42% in 1995, primarily due to the inclusion of higher-margin revenues at the Company's LIMS and optical biosensor businesses and, to a lesser extent, at the Company's immunoassay business. These increases were offset in part by a decrease in margins at the Company's MALDI-TOF business, due to a change in distribution channels from commission-based sales agents to distributors, which resulted in reduced revenues.

     Selling, general and administrative expenses as a percentage of revenues increased to 29% in 1996 from 21% in 1995, primarily due to higher costs as a percentage of revenues at the Company's recently acquired immunoassay business and, to a lesser extent, at the LIMS business. In mid-1996 the Company implemented a cost reduction plan at the immunoassay business, which is intended to reduce selling, general, and administrative expenses as a percentage of revenues primarily by decreasing staffing levels and, to a lesser extent, travel and other related costs. Research and development expenses increased to $7.3 million in 1996 from $1.3 million in 1995, primarily due to the inclusion of expenses at acquired businesses.

     During 1996, the Company wrote off $3.5 million of acquired technology in connection with the acquisitions of the U.K.-based LIMS and optical biosensor businesses (see Note 2 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.)

     Interest income in both periods primarily represents interest earned on invested proceeds from the Company's private placements of common stock in March and April 1995, and initial public offering of common stock in September and October 1996. Interest expense in 1996 represents interest associated with a $50.0 million Convertible Note issued to Thermo Instrument in July 1996 and, to a lesser extent, interest associated with a $30.0 million promissory note issued to Thermo Electron in February 1996, which was repaid in July 1996.

     The effective tax rate was 38% and 40% in 1996 and 1995, respectively, excluding the effect of the 1996 write-off of acquired technology associated with the acquisitions of the U.K.-based LIMS and optical biosensor businesses, for which no tax benefit has been recorded. These rates exceeded the statutory federal income tax rate primarily due to losses at foreign businesses for which no benefit could be recognized and the impact of state income taxes. The effective tax rate decreased in 1996 primarily due to income from certain newly acquired foreign companies, which are subject to lower tax rates.

LIQUIDITY AND CAPITAL RESOURCES

     Consolidated working capital was $53.0 million as of April 4, 1998, compared with $50.5 million as of January 3, 1998. Included in working capital are cash and cash equivalents of $43.5 million as of April 4, 1998, compared with $39.7 million as of January 3, 1998. Of the Company's total cash and cash equivalents at April 4, 1998, $13.0 million was invested in a repurchase agreement with Thermo Electron (see Note 1 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus). During the first quarter of 1998, operating activities used $4.1 million of cash. A decrease in "Due to parent company and affiliated companies" used $10.3 million in cash, primarily due to the repayment of certain trade and other operating balances payable to other Thermo Instrument companies.

     The Company's investing activities provided $7.4 million in cash in the first quarter of 1998. The Company made expenditures of $1.9 million for purchases of property, plant, and equipment, and expects to make capital expenditures of approximately $4.9 million during the remainder of 1998.

     The Company's financing activities provided $0.8 million of cash during the first quarter of 1998. A net increase in the Company's bank overdraft facility provided $0.7 million.

     During 1997, $16.7 million of cash was provided by operating activities. An increase in accounts receivable used $11.3 million in cash, primarily as a result of an increase in shipments near the end of the year.

     Investing activities used $20.1 million in cash during 1997. In May 1997, the Company agreed to acquire Labsystems OY and Hybaid, which comprised the Biosystems Group of LSI, from Thermo Instrument for approximately $102.5 million, which consists of: a) approximately $91.5 million for the net operating assets of the acquired businesses plus b) $11.0 million for an equivalent amount of cash held by the acquired businesses. Of the $102.5 million aggregate purchase price, the Company paid $35.6 million in cash to Thermo Instrument in June 1997, issued a $50.0 million promissory note to Thermo Instrument, and issued to Thermo Instrument in April 1998 1,300,000 shares of Company common stock valued at $16.9 million at the time of the May 1997 agreement to acquire Labsystems OY and Hybaid (see Note 2 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus). The $50.0 million promissory note, which bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter, is due on July 15, 1999. During the first quarter of 1998, the Company received a refund from Thermo Instrument of approximately $5.1 million relating to the purchase price for the Biosystems Group, based on Thermo Instrument's final determination of the book value of the acquired net assets as well as its final determination of the cost in excess of net assets acquired. In July 1997, the Company agreed to acquire Labsystems Japan for approximately $5.9 million in cash. Subsequently, the Company assumed certain additional trade payables totaling approximately $4.4 million, which resulted in a corresponding decrease in the purchase price. Of the $4.4 million purchase price adjustment, $0.4 million was received in 1997 and the remainder was received during the first quarter of 1998 (see Note 2 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus). The Company expended $4.5 million for purchases of property, plant and equipment during 1997.

     In May 1998, the Company agreed to acquire the Clinical Products Group of LSI, which is comprised of Shandon Inc. and its related businesses, including ALKO Diagnostic, from Thermo Instrument. The net purchase price for the Clinical Products Group is approximately $66.7 million, which represents the sum of the net book value of the businesses as of April 4, 1998, plus a percentage of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of LSI, based on the 1996 revenues of the Clinical Products Group relative to LSI's 1996 consolidated revenues.

     The net purchase price for the Clinical Products Group will be paid with 3,007,930 shares of Company Common Stock valued at $66.7 million (see Note 2 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus). Issuance of the Common Stock will occur immediately after the listing upon the AMEX of the 3,007,930 shares of Company Common Stock issuable to Thermo Instrument, which will require approval by the Company's shareholders. Because Thermo Instrument is the Company's majority shareholder and intends to vote its shares in favor of such listing, the approval is assured. In addition, the Company assumed approximately $37.9 million of existing indebtedness owed by the Clinical Products Group to Thermo Instrument, making the gross purchase price approximately $104.5 million. This amount included approximately $12.0 million for an equivalent amount of cash acquired. The existing indebtedness owed to Thermo Instrument is due January 2, 1999 and bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

     The Company has undertaken a restructuring of the Biosystems Group of LSI and the Clinical Products Group of LSI (see Note 2 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus). The Company expended $3.4 million and $0.9 million for restructuring activities during 1997 and the first quarter of 1998, respectively, and had accrued $4.2 million at April 4, 1998, which will be expended primarily during the remainder of 1998. The Company expects that such expenditures will not change materially from amounts accrued at April 4, 1998.

     The Company has signed a non-binding letter of intent relating to the purchase of a business for consideration of approximately $10.0 million in cash. This proposed acquisition is subject to certain conditions, including completion of due diligence and negotiation of a definitive agreement. There can be no assurance that this acquisition will be completed.

     Although the Company expects to have positive cash flow from its existing operations, the Company anticipates it will require significant amounts of cash for the possible acquisition of complementary businesses and technologies. The Company expects that it will finance these acquisitions through a combination of internal funds, additional debt or equity financing and/or short-term borrowings from Thermo Instrument or Thermo Electron, although there is no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company expects to pay its $37.9 million debt payable to Thermo Instrument with a portion of the net proceeds from the sale of the shares of Common Stock offered hereby. The Company also has a $50.0 million promissory note payable to Thermo Instrument in July 1999, which it expects to pay through a combination of internal funds and additional debt or equity financing, possibly to include a portion of the net proceeds from the sale of the shares of Common Stock offered hereby. Thermo Instrument, however, has stated its intention to require repayment of such indebtedness only to the extent that the Company's resources permit. Accordingly, the Company believes that its existing cash and cash equivalents are sufficient to meet the capital requirements of its existing businesses for the foreseeable future, including at least the next 24 months.

                                    BUSINESS

     Thermo BioAnalysis provides advanced tools that are used by molecular and cellular scientists to understand diseases and to develop new drugs. The Company develops, manufactures and supplies a broad range of products, including biomolecular instruments and consumables, clinical laboratory equipment and supplies, and information management systems, that are used in biochemical research, clinical diagnosis and pharmaceutical production. The Company's products serve an addressable market estimated by industry sources to be $2.5 billion. The Company has more than 30,000 customers in the U.S. and over 35 foreign countries, including pharmaceutical, biotechnology, chemical and industrial companies, hospitals and medical laboratories, as well as academic institutions, government laboratories and private foundations. Of these organizations, biotechnology and pharmaceutical companies in particular are substantially increasing their spending on drug research and development and are increasingly dependent on advanced instrumentation and equipment to remain competitive. The Company focuses on the following three principal product areas:

          Biomolecular Instruments and Consumables. The Company's biomolecular instruments and consumables are based primarily on immunoassay technology and are widely used in pharmaceutical and biopharmaceutical research, as well as for clinical laboratory testing and diagnosis of patient samples. The Company is a market leader in open system microplate technology, which significantly improves the speed and efficiency of immunoassay testing. The Company's products also include a wide range of clinical and research laboratory consumables, including single and multi-channel pipettes. Additionally, the Company manufactures and markets a variety of proprietary products based on emerging technologies, including optical biosensor, polymerase chain reaction ("PCR"), MALDI-TOF mass spectrometry ("MALDI-TOF"), DNA amplification and capillary electrophoresis ("CE") technologies. Sales and related service of the Company's biomolecular instruments and consumables accounted for approximately 50% of the Company's total revenues in 1997 (including sales of several of the Company's biomolecular instruments and consumables that are also used in clinical applications).

          Clinical Laboratory Equipment and Supplies. The Company is a leader in the manufacture of cytology and histology equipment and consumables. These products are used to prepare microscope slides containing thin layers of specially stained cells from body fluid and tissue samples, which enable medical professionals to detect and diagnose cancers and other diseases. The Company also supplies pathology equipment for use in autopsies and forensic evaluations. Additionally, the Company supplies consumables for blood gas and ion-selective electrolyte ("ISE") analyzers that diagnose the type and stage of certain diseases by measuring the levels of gases and electrolytes in blood, plasma and urine samples. Sales and related service of the Company's clinical laboratory equipment and supplies accounted for approximately 31% of the Company's total revenues in 1997.

          Information Management Systems. The Company offers laboratory information management systems ("LIMS") and chromatography data systems ("CDS") for use in laboratories, industrial applications and clinical testing facilities. The Company's information management systems are designed to facilitate the monitoring and analysis of samples and the organization and storage of data throughout the laboratory or clinical lifecycle. Sales and related service of the Company's information management systems accounted for approximately 12% of the Company's total revenues in 1997.

     During the past decade, life sciences researchers have made significant advances in identifying the basic mechanisms of biological activity at the molecular and cellular level. The clinical diagnostics market has also experienced significant growth as medical professionals have developed a better understanding of how to detect and diagnose diseases at the molecular and cellular level. Companies and medical professionals are trying to capitalize on the improved understanding of molecular and cell biology in order to develop novel drug therapies and diagnostic products for human and animal health. Reducing product development time and cost in life sciences research and testing has become an increasingly important challenge and a potential competitive advantage for pharmaceutical and biotechnology companies. This has created the need for increasingly sophisticated instrumentation and equipment that analyze samples faster and for information systems that analyze, process and store information more efficiently. These factors underlie the demand for biomolecular instruments and consumables, clinical equipment and supplies, and related products, as well as the introduction of advanced bioanalytical systems such as those developed and marketed by the Company. See "-- Industry Background."

     The Company seeks to become a leading provider of advanced tools that enable molecular and cellular scientists to understand diseases and to develop new drugs. The Company's strategy is to (i) broaden its product offerings by developing products internally and making strategic acquisitions, (ii) optimize its product mix by increasing the percentage of its revenues derived from consumable sales, (iii) continue to invest in research for product development and enhancement of existing products, (iv) continue to focus on product quality and (v) pursue and integrate strategic acquisitions as a means of broadening its product lines, improving its market share and enhancing growth. See
"-- Strategy."

INDUSTRY BACKGROUND

     During the past decade, biochemical research has been evolving rapidly as a result of new techniques and discoveries that enabled scientists to address biological problems at the molecular level. For example, dramatic strides have been made in the understanding of the composition and function of the human genome. These advances have in turn led to important developments in the understanding, diagnosis and treatment of a wide variety of diseases, including cancer, heart disease and diabetes.

     Industry sources estimate that approximately 50,000 research groups are engaged in biochemical and other forms of life sciences activities worldwide, including academic institutions, government laboratories and private foundations, as well as biotechnology, pharmaceutical and chemical companies and diagnostic laboratories. A pharmaceutical manufacturer may spend as much as $500 million and as many as 12 to 15 years to develop a single government-approved drug. Industry participants are thus seeking ways to accelerate and automate their processes to lower costs and shorten research time. The increased emphasis on cost-effectiveness and optimizing resources in the life sciences is forcing organizations to become more selective in the allocation of their research budgets and to embrace new technologies that accelerate and improve the cost-effectiveness of the drug discovery and development process.

     Researchers at pharmaceutical and biotechnology companies, universities and other institutions have identified numerous novel receptors, enzymes and other proteins as drug targets and have generated information on their potential role in human diseases. Advances in genomics research leading to the identification of genes implicated in human diseases have also contributed to this proliferation of new biological targets. The identification of these targets has provided expanded opportunities for the discovery and development of new drugs and diagnostic applications. Through combinatorial chemistry (the process of assembling chemical molecules to rapidly produce many ordered sequences to such molecules), scientists are creating large libraries of novel compounds which are screened against biological targets for molecular activity. This process requires pharmaceutical and other companies to seek methods to rapidly design, synthesize and evaluate greater numbers of drug candidates. The Company believes that bioanalytical instruments will provide the medium to enable pharmaceutical companies to achieve this goal.

     This increased activity directed at understanding diseases has also created opportunities for earlier diagnosis of diseases and has contributed to a corresponding growth in the clinical diagnostics market during the past decade. In order for medical professionals to make accurate diagnoses, they must have precise and reliable methodologies for preparing tissue and cell samples. The Company's cytology and histology equipment and consumables are designed to address this need. The Company estimates that its products are used worldwide by medical professionals to prepare over one million covered microscope slides of tissue and cell specimens each day. The Company expects that the clinical diagnostics market will continue to expand as new automated equipment and disease-specific testing techniques lead to greater accuracy and additional diagnostic applications. For example, there is currently an increasing demand for immunohistochemistry tests, which enable medical professionals not only to detect the presence of cancerous cells in a tissue sample, but also to determine if the cancer has metastasized to other locations in the body. In addition, medical professionals are beginning to use diagnostic tests for disease prevention and screening. As screening and prevention tests become more common, an even greater need for advanced histology and cytology equipment and consumables will develop.

     Health care laboratories, including histology and cytology laboratories, are also under increased pressure to be cost-effective. During the past decade, governments, insurance companies, health maintenance organizations and large employers have become focused on reducing health care costs. These economic trends will require the Company and its competitors in the clinical diagnostics market to emphasize cost and efficiency, in addition to reliability and accuracy.

     The Company's addressable market is approximately $2.5 billion. This market is estimated by industry sources to be growing at a rate of approximately 9.0% per year.

STRATEGY

     The Company seeks to become a leading provider of advanced tools that enable molecular and cellular scientists to understand diseases and to develop new drugs. The Company's strategy is to:

     Broaden Product Offerings. The Company seeks to develop products internally and make strategic acquisitions so as to offer a broad range of products in both biomolecular and clinical instruments and consumables. The advantages of a broad portfolio of products include (i) enabling the Company to take advantage of industry growth trends throughout the biomolecular research and clinical diagnostics market, (ii) simplifying customer purchasing by minimizing the number of suppliers with whom they have to deal and (iii) allowing the Company to better leverage its existing infrastructure and recognizable brand names.

     Optimize Product Mix. The Company aims to increase the percentage of its revenues derived from sales of consumables. The Company targets non-commodity type consumables markets where its technical know-how in either design or manufacturing allows it to achieve higher gross margins. Primarily as a result of acquisitions, in 1997 approximately 35% of its revenues were from sales of consumable products, as compared with 10% in 1996. The Company aims to increase this percentage by targeting new applications for its existing products, developing new products and making strategic acquisitions. Additionally, the Company is able to leverage its installed base of instruments in customers' laboratories, offering an attractive "total systems solution" to its customers and achieving recurring revenues.

     Continue to Invest in Research for Product Development. The Company's research and development is focused on the development of new laboratory products, as well as the enhancement of existing products. In addition to its own research and development effort, the Company benefits from its ongoing dialog and suggestions for product innovations from the Thermo Electron group of companies. The Company is also exploring the opportunity of partnering with universities and larger biotechnology companies for joint development of new products and product enhancements.

     Continue to Focus on Product Quality. The Company's goal is to be known as the quality leader in the markets it serves. The Company believes that higher product quality leads not only to higher sales growth, but also to lower costs in most of its markets since product problems and warranty and inspection costs are reduced. Many of the Company's manufacturing facilities are ISO 9000 certified and the Company continues to develop other initiatives to further increase quality.

     Pursue and Integrate Strategic Acquisitions. The Company believes strategic acquisitions represent a cost-effective method of broadening its product lines, improving its market share and enhancing growth. The Company intends to pursue strategic acquisitions, both domestically and internationally. Acquisitions also offer the Company the opportunity to improve profitability by achieving significant efficiencies. While the Company maintains a decentralized operational structure with separate sales forces that allow each operational unit to focus on better selling its own products, it realizes significant efficiencies by coordinating research and development efforts and trimming general and administrative expenses. The Company has a track record of identifying complementary acquisitions, integrating acquired companies into the Company's operations and improving the performance of acquired companies by replicating its applied managerial model. See "-- Acquisitions."


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

PRODUCTS AND MARKETS

  Biomolecular Instruments and Consumables

     The Company's proprietary immunoassay instruments and laboratory consumables are offered through its DYNEX and Labsystems OY businesses. The Company also manufactures and markets a variety of proprietary products based on emerging technologies, which include optical biosensor, PCR, mass spectrometry, DNA amplification and CE technologies. These products are offered through the Company's Affinity Sensors, MALDI-TOF, Hybaid and CE businesses. Sales and related service of the Company's biomolecular instruments and consumables accounted for approximately 50% of the Company's total revenues in 1997 (including sales of several of the Company's biomolecular instruments and consumables that are also used in clinical applications).

     Immunoassay. The Company designs, manufactures, sells and supports products for immunoassay testing. Immunoassays are studies performed for the qualitative and quantitative analysis of the molecular interaction between molecules. Immunoassays are widely used in pharmaceutical and biopharmaceutical research, as well as for clinical testing and diagnosis of patient samples. In vitro diagnostic instruments for immunoassay testing are designed to measure the presence of specific substances, or analytes, in blood or other body fluids. Immunoassay testing is one of the most widely used methods for diagnostic testing due to its ability to detect very small quantities of analytes. Immunoassay technology is used in a number of screening, diagnostic and monitoring tests, including tests for pregnancy, hepatitis and HIV.

     Immunoassay products are used in medical and pharmaceutical research, clinical diagnostics, veterinary medicine, agricultural diagnostics, water quality testing, and food and beverage testing. The Company believes that trends in the medical industry, such as the proliferation of disease, new diagnostic discoveries and the demand for more cost-efficient automated testing systems, will drive growth in this market over the next few years.

     The Company is a market leader in microplate technology, which significantly improves the speed and efficiency of immunoassay testing. This technology enables laboratories to run analyses of up to 384 samples simultaneously using small amounts of both the sample being tested and the chemicals used to test the samples. Microplate systems offer clinical users the ability to automate and increase the throughput of their testing processes. These systems also allow researchers to conduct tests on small samples with increased sensitivity and consistency. The Company's DYNEX and Labsystems OY businesses pioneered the development of microplate technology, now an industry standard for immunoassay testing in clinical applications and in pharmaceutical and biopharmaceutical research, with its Microtiter and Multiskan product lines, respectively.

     The Company believes that it offers among the most sensitive, flexible and automated microplate systems currently available. The primary advantage of its immunoassay testing systems is the breadth of the Company's line of microplate products and services. In addition, its microplate products are compatible with all detection technologies and many reagent test kits. A number of immunoassay systems currently available are closed systems, manufactured and supplied by certain reagent manufacturers. These closed systems can only process tests made by that manufacturer, limiting flexibility and requiring the user to purchase multiple systems in order to utilize a variety of test kits. The Company's systems are open systems that allow laboratories and clinics to select the most appropriate and cost-effective assay from products offered by several competing reagent manufacturers and to rapidly introduce new diagnostic tests as they become available. The Company believes that this advantage will become increasingly important as laboratories and clinics face continued cost pressure in the current healthcare environment.

     The Company's principal immunoassay products include:

          Microplate detection systems that read the results of diagnostic tests through the detection of color, luminescence or fluorescence. The Company markets the DYNEX ImmunoAssay System ("DIAS") reader, a modular, fully-automated detector that serves as a stand-alone reader or as the controlling unit of DYNEX's automated microplate processing system; the MRX calorimetric detectors; the MLX luminescence detector; and the Fluorolite line of fluorescence detectors. Suggested U.S. list prices for microplate detectors and computerized detection systems range from approximately $9,000 to approximately $30,000.

          Automated testing systems that combine detection, washing, reagent dispensing, incubation and data management functions. The Company's DIAS system with time management software allows users to automatically process and analyze microplate applications and to conduct several assays or tests concurrently or at pre-scheduled intervals. This system can be configured to hold up to 24 microplates, resulting in the automated analysis of up to 2,304 samples. Suggested U.S. list prices for these systems range from approximately $50,000 to approximately $90,000, depending on system configuration.

          Consumables, consisting primarily of small plastic microplates with 384 wells, which are used to hold the sample and reagents during the immunoassay testing process. The Company's consumables are used by both reagent manufacturers, who coat them with reagents and resell them to laboratories, and by researchers, who are developing new applications using experimental reagents for testing purposes. The Company's plastic products are manufactured using high-performance resins with characteristics that facilitate consistent test results.

     In 1997, the Company introduced a combination luminescence and fluorescence microplate, the Fluoroskan Ascent FL. The Fluoroskan offers on-board dispensers for kinetic analysis, precise temperature control, orbital shaking and robotic integration capabilities. Additionally, in 1997, the Company launched its Cliniplate 384-well microplate that addresses the high throughput-sampling marketplace.

     Laboratory Consumables. The Company designs, manufactures and markets a wide range of laboratory consumables. For example, the Company develops a variety of hand-held, single and multi-channel pipettes, as well as tips which, combined with pipettes, are used to transport and deposit precise amounts of fluids and reagents during tests in clinical and research laboratories. The Company's Labsystems OY business produced the world's first continuously adjustable micropipette and the first multi-channel pipette for microplates. The Company's comprehensive range of Finnpipette liquid handling equipment includes the Finnpipette Digital and the Finnpipette BioControl, an electronically assisted trigger-action pipette available in single channel and multi-channel versions. The Company also manufactures disposable plastic pipette tips that are designed to be used once and then discarded, as well as a variety of other specialty, high precision plastic products, including microplates and microstrips in which laboratory tests are carried out. Suggested U.S. list prices for standard packages of the Company's laboratory consumables range from approximately $10 to approximately $1,000.

     Optical Biosensors. Optical biosensor systems are a new technology used to quantify biomolecules and characterize their functional properties. Unlike competing technologies, which statically measure only the presence and quantity of a biomolecule, optical biosensors dynamically measure the speed and strength of the molecular interaction. The result is an analytical instrument that provides previously unavailable information regarding molecular activity in real time without the need for chemical or radioactive labels, thereby reducing the time associated with the testing process.

     The Company offers both manual and automated versions of its IAsys optical biosensor system, which includes patented technology that directly detects an extensive range of analytes, including biopharmaceuticals, proteins, peptides, DNA and cells. The Company believes that the IAsys system has a wide range of applications, including life sciences research, clinical diagnostics, environmental, industrial and defense applications. Researchers use the Company's optical biosensors to assist them in understanding molecular interactions and how molecules bind relative to one another. Suggested U.S. list prices for the IAsys optical biosensor system range from approximately $85,000 to approximately $200,000.

     In 1997, the Company introduced a multi-analyte biosensor, IAsys Auto+ Advantage. The IAsys Auto+ offers improved sensitivity, and the availability of prewritten scripts provides researchers with a high degree of flexibility when designing experiments.

     MALDI-TOF Mass Spectrometry. Mass spectrometry measures the molecular weight of a sample's components, thereby enabling identification and measurement of organic chemical compounds and/or inorganic elements contained in the sample. Historically, mass spectrometry has been of little use to biochemists because mass spectrometry measurements of large molecules, such as the biomolecules that comprise peptides and proteins that have molecular weights in excess of 3,000 daltons, were not possible.

     The development of ionization techniques such as those used in the MALDI-TOF mass spectrometer have solved this problem. MALDI-TOF mass spectrometers, first commercially available in 1990, measure the amount of time required for an ionized molecule to reach a detector and convert that measurement into a measurement of mass. Using these devices, biochemists can measure molecules with molecular weights of up to 500,000 daltons. The Company believes that the growth of the mass spectrometer market may accelerate as the advantages of the relatively new MALDI-TOF technology are recognized by the biotechnology community and as a new applications for the technology are developed.

     The Company currently offers three MALDI-TOF mass spectrometers: LASERMAT, an automated standard resolution benchtop instrument controlled by a personal computer and designed to permit biochemists to conduct fast and accurate measurements in their own laboratories; VISION 2000, a high-resolution, research-grade instrument designed for the analysis of complex biomolecules with a mass range of up to 500,000 daltons; and the DYNAMO, an enhanced benchtop MALDI-TOF mass spectrometer which has significantly enhanced resolution. Suggested U.S. list prices for the Company's MALDI-TOF mass spectrometers range from approximately $100,000 to approximately $250,000.

     DNA Amplification. The Company designs, manufactures and markets PCR thermal cyclers and hybridization ovens for DNA amplification. PCR thermal cyclers are used to amplify short sections of DNA by means of established gene amplification processes. This technique creates numerous copies of a section of DNA from a limited sample. PCR is used by research laboratories in order to diagnose and treat genetically based diseases and in connection with drug discovery efforts. The Company's hybridization ovens are used in a process in which synthetic probes made of short fragments of complementary DNA attach to a DNA sequence under study, enabling identification of the sequence. Suggested U.S. list prices for the Company's PCR thermal cyclers range from approximately $2,500 to approximately $6,000 and the suggested U.S. list prices for the Company's hybridization ovens range from approximately $1,500 to approximately $3,500.

     Capillary Electrophoresis. CE is a purification and separation technique commercially introduced in 1989. CE systems separate molecules by measuring the speeds at which different compounds move through an extremely narrow tube, or capillary, that is charged with an electric field. The largest market for CE systems are biopharmaceutical companies, whose research activities require state-of-the-art CE systems and related supplies. One of the principal applications for CE systems is the analysis and separation of biomolecules such as proteins, peptides and nucleic acids, including DNA. Applications of DNA separation by CE include the identification of specific individuals through DNA "fingerprinting" and the diagnosis of diseases and specific genetic disorders such as leukemia, hepatitis and sickle cell anemia.

     The Company's SpectraPHORESIS line of CE systems includes a low-cost, manually controlled CE system and a fully automated CE system with multiple wavelength detectors. In 1996, the Company introduced its new generation CE system, the SpectraPHORESIS Ultra. The Company believes that the SpectraPHORESIS Ultra has more than twice the sample capacity of competing products, thereby permitting users to decrease labor costs by allowing longer periods of unattended operation. The Company's CE systems offer high sensitivity, as well as advanced data handling, control and automation features. The Company also offers a line of CE capillaries, buffers and other consumables. Suggested U.S. list prices for the Company's CE products range from approximately $17,000 to approximately $40,000.

Clinical Laboratory Equipment and Supplies

     The Company's Clinical Products Group designs, manufactures and markets a broad range of clinical laboratory equipment and consumables, including cytology, histology and pathology equipment and consumables and consumables for blood gas and ISE analyzers. Sales and related service of the Company's clinical laboratory equipment and supplies accounted for approximately 31% of the Company's total revenues in 1997.

     Cytology and Histology. The Company's cytology and histology products are used by medical laboratories to prepare microscope slides containing thin layers of specially stained cells from body fluid and tissue samples. Medical professionals analyze these slides to detect and diagnose cancers and other diseases. For example, the Company's products are routinely used by health professionals to prepare Pap smear slides and tumor biopsy slides. Slide preparation is a multi-step process, which, in most cases, requires a specimen to be stabilized, mounted, sectioned, stained and coverslipped. The Company offers a complete line of equipment, accessories and consumables to perform each step in the slide preparation process. The Company's equipment is designed to enhance operator safety by limiting contact with body fluid and tissue samples, as well as by preventing fumes from reagents used in the slide preparation process from being released into the laboratory.

     The Company's Cytospin cytocentrifuge is one of the most widely used methods for depositing cells from fluid samples, such as cerebrospinal fluids, bronchial washings and peritoneal cavity aspirations, onto microscope slides. The Company estimates that more than 10,000 Cytospins are currently being used in laboratories worldwide. The Company's other principal equipment products include: tissue processors, which stabilize and preserve tissue samples obtained from biopsies and autopsies; cryostats, which rapidly stabilize specimens using a freezing technique; embedding stations, which permanently mount specimens in paraffin to facilitate sectioning; microtomes, which section samples; automatic slide stainers, which stain the nuclei and cytoplasm of the mounted cells; and coverslippers, which permanently mount glass covers on the slides. Prices for the Company's cytology and histology equipment range from approximately $5,000 to approximately $40,000.

     The Company also manufactures and markets cytology and histology consumables. The Company's Cytofunnels are patented disposable specimen containers that are used in conjunction with its Cytospin. Other consumables offered by the Company include biopsy bags, disposable cutting blades, knife holders, reagents used by tissue processors, cell stains and fixatives, glass slides and slide racks. In addition, the Company manufactures and markets immunohistochemistry kits, which are used to provide specific information about a disease. For example, they are used to determine the primary location of a malignancy based on the antibodies present in a secondary tumor specimen.

     Pathology Equipment. The Company is also a leading provider of vented dissection equipment and refrigerated storage facilities used in autopsies and forensic evaluations. The Company's products, which are sold under the Shandon-Lipshaw brand name, are used by laboratories, morgues, medical schools, medical examiners, and research and veterinary facilities worldwide. The Company also designs, manufactures and installs complete autopsy/mortuary facilities based upon customers' specific space, function and budget requirements.

     The Company manufactures and markets a series of stationary tables, ranging from a standard autopsy table to an elevating, rotating autopsy table. These tables are equipped with several safety features including a down draft ventilation system to ensure that fumes are exhausted away from the work surface and a built-in continuous table rinse to flush waste away from the table surface. The Company's other principal pathology products include dissecting sinks, cadaver lifts, transportable tables and carts, refrigerators, storage facilities and workstations. In addition to being used for autopsies, the Company's workstations are used by medical laboratories for many types of gross examinations and sectioning of specimens. Prices for the Company's pathology products range from approximately $10,000 for a standard autopsy table to approximately $850,000 for a complete facility. In addition, the Company also markets numerous pathology-related consumables including fume hoods and filters, dissecting tools, instrument trays, and disposable boots and gloves.

     Blood Gas and ISE Consumables. The Clinical Products Group's ALKO Diagnostic business supplies consumables for blood gas and ISE analyzers. Blood gas analyzers are used to diagnosis the type and stage of certain diseases, such as coronary artery disease, by measuring the levels of gases in blood samples. ISE analyzers perform the same function by measuring the levels of electrolytes in blood, plasma, serum and urine samples. The Company's products are used to calibrate, clean and maintain these analyzers. The Company's products are compatible with most major brands of blood gas and ISE analyzers, and are used by hospitals and medical laboratories in all 50 states and in 100 countries worldwide. The Company's principal products include electrodes, buffers, calibrators, cartridges and tubing. Prices for these consumables range from approximately $5 to approximately $1,100.

Information Management Systems

     The Company offers LIMS and CDS, through its LabSystems business, for use in laboratories, industrial applications and clinical testing facilities. Sales and related service of the Company's information management systems accounted for approximately 12% of the Company's total revenues in 1997.

     Companies can improve the efficiency of their analytical laboratories by using a LIMS to perform sample login, test scheduling, test execution automated results entry, results validation, reporting and data archiving. LIMS benefits include minimizing the number of laboratory personnel needed to handle increases in sample volume, facilitating the implementation of new analytical procedures and improving compliance with regulatory guidelines. Productivity and accuracy can also be enhanced by reducing manual data transcription and automating error-prone manual tasks such as sample status tracking, calculations, report preparation and information retrieval. In addition, LIMS facilitates the maintenance of data and procedure security, audit trials and validation checks that are key components in complying with regulatory agency requirements.

     LabSystems, the Company's information management systems business, designs, develops and supports LIMS and CDS. LabSystems is recognized as one of the world's leading LIMS suppliers. LabSystems also maintains an implementation support group that provides software customization and project management services for its customers. LabSystems' products are distributed throughout a diversified user base, including research and development, quality assurance/quality control and processing facilities. A substantial majority of LabSystems' customers are Fortune 500 companies in the process chemical, aerospace, pharmaceutical, environmental, oil and gas, petrochemical, automotive, food and beverage, agricultural and medical products industries.

     SampleManager, LabSystems' LIMS product, is a fully-integrated suite of software modules that provides industry-specific functionality in the areas of statistical analysis, instrument control, pharmaceutical stability studies, pharmaceutical batch material control and data security and integrity. The current version of SampleManager is available on DEC, HP and IBM platforms, running Rdb, Oracle and Microsoft Windows NT. The Company believes that it was the first LIMS vendor worldwide to achieve an accredited ISO 9001/TickIT certification. The SampleManager had been installed in over 550 sites worldwide.

     LabSystems also offers SampleManager-IDI, a software module that enables SampleManager to interface with SAP AG's R3 office data management system. The Company's SampleManager-IDI software module has been certified by SAP AG and integrates SampleManager with the user's other software data systems. The Company believes that its SampleManager-IDI interface, which is used by approximately 30% to 35% of LabSystems' customers, is an important selling point for the SampleManager product. All current LabSystems LIMS products are now fully compatible with the 32 bit Windows NT operating system.

     XChrom and Multichrom, the Company's CDS products, are open system analytical tools which assist users in analyzing chromatographic data obtained via gas and liquid chromatography and capillary electrophoresis. XChrom is available on a variety of platforms, runs on any Intel 486 or Pentium-based personal computer under Microsoft Windows NT, and may be customized to suit most hardware configurations. Multichrom is a multi-user, multi-channel system for the DEC Alpha AXP and VAX platforms under the OpenVMS operating system. Chromatography instruments and auto samples from leading vendors can be controlled centrally by XChrom and Multichrom, providing a common interface between instruments and aiding productivity and compliance with regulatory practices.

     XChrom and Multichrom are designed for use as stand-alone data systems or as part of an integrated system running LIMS products. Sample lists, calibration protocols and analytical results can be shared between the two applications, simplifying operation and avoiding transcription errors. The close interaction between the Company's LIMS and chromatography applications is of particular benefit to customers operating in a regulated environment.

     LabSystems recently introduced Yukon, a software interface between SampleManager and various analytical instruments. Yukon allows laboratory personnel to automatically send analytical results from a laboratory test instrument to SampleManager, thereby eliminating the time-consuming task of manually transmitting such results into the management information system and ensuring a secure information flow free of transcription errors. LabSystems also launched Atlas, a 32 bit Windows NT upgrade to both Multichrom and XChrom, in April 1998. Atlas is designed for multiple users and multiple instruments for use in secure FDA, Environmental Protection Agency and other regulated laboratory environments.

     Suggested U.S. list prices for SampleManager, XChrom and Multichrom are approximately $150,000, $50,000 and $50,000, respectively. Suggested U.S. list prices for base models of Yukon and Atlas are approximately $7,500 and $12,000, respectively. Both of these products are modular, and their prices increase if additional applications are purchased.

ACQUISITIONS

     The Company was incorporated in Delaware in February 1995 as a wholly owned subsidiary of Thermo Instrument. At that time, Thermo Instrument contributed all of the assets relating to its CE product line, its MALDI-TOF division and its Eberline health physics division to the Company in exchange for 6,500,000 shares of Common Stock and the assumption by the Company of substantially all of the liabilities relating to such businesses. The Company's growth strategy includes making acquisitions of companies that can benefit from the Company's distribution channels, technology and management team, or that can provide the Company with expanded distribution capabilities or broaden its technology and product lines. The Company has completed the acquisition of the following businesses since its incorporation:

  Clinical Products Group of Life Sciences International

     In June 1998, the Company acquired the Clinical Products Group of Life Sciences International ("LSI"), which is comprised of Shandon Inc. and its related businesses, including ALKO Diagnostic Corporation ("ALKO Diagnostic"), from Thermo Instrument. The Clinical Products Group provides equipment and consumables for cytology, histology and pathology applications. It also supplies consumables for blood gas and ISE analyzers worldwide.

     The net purchase price (the "Purchase Price") for the Clinical Products Group is approximately $66.7 million, payable in shares of the Company's Common Stock as described below. The Purchase Price represents the sum of the net book value of the Clinical Products Group as of April 4, 1998, plus a percentage of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of LSI, based on the aggregate 1996 revenues of the Clinical Products Group relative to LSI's 1996 consolidated revenues. In addition, the Company assumed approximately $37.9 million of existing indebtedness owed by the Clinical Products Group to Thermo Instrument, making the gross purchase price approximately $104.5 million. This amount includes approximately $12.0 million for an equivalent amount of cash acquired. This existing indebtedness owed to Thermo Instrument is due January 2, 1999 and bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

     The Company acquired all of the issued and outstanding shares of the companies comprising the Clinical Products Group from Thermo Instrument. Thermo Instrument has received the right to receive an aggregate of 3,007,930 shares of the Company's Common Stock (the "Purchase Price Shares") on the date that the Purchase Price Shares are listed on the AMEX. Each Purchase Price Share is valued at $22.163, the average of the closing prices of the Company's Common Stock on the AMEX for each of the five trading days prior to April 20, 1998, the date the parties reached agreement in principle on the material terms of the transaction. The AMEX's rules require that the listing of the Purchase Price Shares be approved by the Company's stockholders. Because Thermo Instrument is the Company's majority stockholder and will vote its shares in favor of such listing, the listing of the Purchase Price Shares is assured.

     Thermo Instrument acquired LSI pursuant to a tender offer in March 1997. Since the Company and the Clinical Products Group are deemed for accounting purposes to be under control of their common majority-owner Thermo Instrument, the Company's acquisition of the Clinical Products Group has been accounted for


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

in a manner similar to a pooling of interests. Accordingly, the Company's financial statements include the results of the Clinical Products Group from March 1997 and the Purchase Price Shares have been deemed to be outstanding from that date.

     The Company and Thermo Instrument have made representations and warranties to one another with respect to certain customary matters. Each party has agreed to indemnify the other for a period of two years from the closing of the transaction for any damages the indemnified party suffers as a result of breaches of such representations and warranties by the other party. Notwithstanding this indemnification, the Company would be required to report as an expense in its results of operations the full amount, including any reimbursable amount, of any damages, with any indemnification payment it receives from Thermo Instrument being treated as a contribution to stockholders' investment.

     See "Relationship with Affiliates -- Related Party Transactions."

     Biosystems Group of LSI. The Company acquired the Labsystems OY and Hybaid Limited ("Hybaid") divisions of LSI from Thermo Instrument for a purchase price of approximately $97.4 million, effective March 1997. The purchase price included a cash payment of approximately $30.5 million, issuance of a $50.0 million promissory note to Thermo Instrument due July 15, 1999 and the issuance of 1,300,000 shares of Common Stock to Thermo Instrument. The Company received stockholder approval for the listing of the 1,300,000 shares issued to Thermo Instrument in April 1998. See "Relationship with Affiliates -- Related Party Transactions." Labsystems OY, based in Finland, manufactures microplate-based immunoassay instruments and liquid handling equipment. Hybaid, based in the U.K., manufactures thermal cyclers and consumables for DNA amplification.

     Affinity Sensors and LabSystems. In March 1996, Thermo Instrument acquired a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons plc ("Fisons"). In July 1996, the Company acquired the Affinity Sensors and LabSystems divisions of Fisons from Thermo Instrument for a purchase price of approximately $9.0 million in cash, effective March 1996. Affinity Sensors is a supplier of optical biosensors that enable real-time analysis of molecular interactions for use in life sciences research by the pharmaceutical and biotechnology industries, universities and medical research institutes. LabSystems designs, implements and supports LIMS and CDS used in research and development, quality assurance and control and processing plants. See "Relationship with Affiliates -- Related Party Transactions."

     DYNEX Technologies ("DYNEX"). The Company acquired the DYNEX division of Dynatech Corporation in February 1996 for a purchase price of approximately $43.2 million in cash and the assumption of certain liabilities. In 1997 the Company negotiated a post-closing adjustment in accordance with the terms of the purchase agreement, resulting in a refund of $955,000. DYNEX supplies automated systems, detection systems and consumables for the immunoassay market.

HEALTH PHYSICS JOINT VENTURE

     In April 1998, the Company announced its intention to form a health physics joint venture with Thermo Instrument. On July 5, 1998, the Company will contribute the assets and liabilities of its Eberline health physics business, which is based in Santa Fe, New Mexico, to the joint venture, in exchange for a 49% equity interest in the joint venture. The Company's Eberline health physics business, a supplier of analytical instrumentation, radiation detection and radiation monitoring systems, had revenues in 1997 of approximately $13,371,000, which was approximately 7% of the Company's revenues.

     On the same date, Thermo Instrument will contribute to the joint venture
(i) all of the assets and liabilities of National Nuclear Corporation ("National Nuclear"), a wholly owned subsidiary of Thermo Instrument based in Sunnyvale, California (ii) all of the issued and outstanding shares of ESM Eberline Instruments Strahlen - und Umweltmesstechnik GmbH ("Eberline Instruments"), a subsidiary of Thermo Instrument based in Germany, and (iii) $13.0 million in cash in exchange for a 51% equity interest in the joint venture. National Nuclear, a manufacturer of specialized instruments, systems and monitoring devices for the detection of low-level amounts of radioactive materials and contamination, had revenues in 1997 of approximately $3,485,000. Eberline Instruments, a manufacturer of radiation measuring and monitoring devices for personal protection, environmental monitoring and military applications, had revenues in 1997 of approximately $12,095,000.

     Profits and losses from the joint venture will be allocated (a) one-third to Thermo Instrument and two-thirds to the Company until the later of (i) July 2000 or (ii) such time as the joint venture has achieved consolidated division income (defined as operating income excluding payments pursuant to the Services Agreement (see "Relationship with Affiliates -- Corporate Services Agreement")) of 17% for a full fiscal year and (b) to the members of the joint venture in accordance with their respective equity interests thereafter.

     The Company believes that its Eberline health physics business no longer fits within its strategic business plan. The formation of this health physics joint venture with Thermo Instrument provides an alternative that will not only provide common managerial, operational and marketing support for the businesses to be contributed, but will also allow the Company to better focus on its core businesses described elsewhere in this Prospectus. The businesses to be contributed to the joint venture have similar products and markets and will thus be able to minimize duplicate managerial and marketing costs, as well as to coordinate research and development and manufacturing activities. Mr. Donald W. Hanna, a Vice President of the Company, will devote a portion of his time to the operations of the joint venture.

     See "Relationship with Affiliates -- Related Party Transactions."

CUSTOMERS, MARKETING AND DISTRIBUTION

  Customers

     The Company has more than 30,000 customers in the U.S. and over 35 foreign countries. The Company's customers include pharmaceutical, biotechnology, chemical and industrial companies, hospitals and medical laboratories, as well as academic institutions, government laboratories and private foundations. The Company derived 64% of its revenues from customers located outside of the United States in fiscal 1997. See "Risk Factors -- Risks Associated with International Operations." For more detailed financial information regarding the Company's foreign and domestic operations and export sales, see Note 8 of Notes to the Company's Consolidated Financial Statements. No single customer accounted for more than 10% of the Company's total revenues in fiscal 1997 or 1996. U.S. government agencies accounted for 24% of the Company's total revenues in 1995, primarily due to the Company's Eberline health physics business' sales to the U.S. Department of Energy.

  Marketing and Distribution

     The Company markets, sells and distributes its products worldwide through a number of channels, including direct sales forces, independent sales representatives, distributors and original equipment manufacturers ("OEMs"). The method of distribution is determined independently by each of the Company's businesses, which take into account the particular product line and market size and potential, as well as the local business conventions, industry mix and the availability of technically qualified representatives.

     Biomolecular Instruments and Consumables. The Company has focused its sales efforts on the research and clinical diagnostic markets, including healthcare and hospital facilities, chemical and pharmaceutical manufacturers, universities, medical and pharmaceutical research laboratories, veterinary and agricultural research laboratories and governmental institutions such as the U.S. Food and Drug Administration ("FDA"), the National Institutes of Health and the Centers for Disease Control. The Company's products are used principally by large research and clinical laboratories and manufacturers, including pharmaceutical companies, where large-batch, high volume testing methods are required.

     The Company sells its immunoassay and optical biosensor products principally through its direct sales force, OEMs and through distributors throughout the major countries in the world. The Company maintains direct sales and service offices in Europe, Japan and the United States. The Company also sells through manufacturers' representatives.

     The Company distributes its laboratory consumables through regional and national distributor sales channels in over 100 countries worldwide. The Company's microplates are also sold to OEMs that then incorporate the microplates into kits sold to diagnostic laboratories.

     The Company distributes its MALDI-TOF mass spectrometry products through its direct sales force in the United States and Western Europe and through sales representatives elsewhere in the world. The Company distributes its MALDI-TOF mass spectrometry products in Japan through an arrangement with ThermoQuest Corporation, a majority-owned subsidiary of Thermo Instrument ("ThermoQuest"). ThermoQuest also distributes the Company's CE products and is the exclusive distributor of such products in jurisdictions in which it maintains a direct sales force. See "Relationship with Affiliates -- Related Party Transactions."

     Clinical Laboratory Equipment and Supplies. The Company's cytology and histology products are used primarily by hospitals and medical laboratories. The Company's pathology products are used principally by laboratories, morgues, medical schools, medical examiners, and research and veterinary facilities. The Company sells to its customers through its direct sales force in France, Germany, the United Kingdom and the United States, and through distributors.

     The Company's blood gas and ISE analyzers are principally used by hospitals and medical laboratories and are sold through its direct sales force in the United States, international distributors and OEM arrangements.

     Information Management Systems. The Company serves a variety of geographic markets and maintains direct sales and service offices in the United Kingdom and the United States, as well as a network of distributors, including in some locations Thermo Instrument, in the United States, Europe, Australia and China. See "Relationship with Affiliates -- Related Party Transactions."

COMPETITION

     The markets for the Company's products are highly competitive. In each of the markets it serves, the Company competes with a number of companies, many of which have greater engineering, manufacturing and marketing resources than the Company.

  Biomolecular Instruments and Consumables

     The Company competes in the immunoassay market primarily on the basis of technological innovation, performance (including throughput and sensitivity), flexibility and price. In the detection-systems market, the Company competes primarily with Bio-Tek Instruments, Inc. and Molecular Devices Corporation. In the automated-systems market, the Company's main competitors include BioChem Pharma Inc., Immunosystems, Inc., Hamilton Bonaduz AG and Tecan AG.

     The Company competes in the laboratory consumables market primarily on the basis of price, performance and ease of use. The Company's principal competitors in the consumables or plastics market include Nalge Nunc Inc., Corning-Costar Corporation, Rainin Instruments, Greiner GmbH and Eppendorf GmbH.

     In the optical biosensors market, the Company competes primarily on the basis of technological innovation, performance and price. The Company's main competitor is Biacore.

     The Company competes in the MALDI-TOF mass spectrometry market primarily on the basis of the technical performance of its MALDI-TOF mass spectrometers, as well as on the need in the analytical biochemistry community for highly automated mass spectrometers. To a lesser degree, the Company also competes on the basis of price. Principal competitors in the mass spectrometry market include PerSeptive Biosystems, Inc., a subsidiary of Perkin Elmer Corporation ("Perkin Elmer"), Shimadzu Corporation, Hewlett-Packard Company ("Hewlett-Packard"), Bruker Instruments Inc. and Micromass Ltd.

     The Company's thermal cyclers compete in the DNA amplification market primarily on the basis of performance, ease of use and, to a lesser extent, price. Major competitors include Perkin Elmer and MJ Research Technology, a division of Protean.

     The Company competes in the market for CE systems primarily on the basis of technical performance and automation features and, to a lesser extent, price. The Company's principal competitors in the CE market include Beckman Coulter, Inc. ("Beckman"), Bio-Rad Laboratories, Inc. and Hewlett-Packard.

  Clinical Laboratory Equipment and Supplies

     The Company competes primarily on the basis of product quality, brand recognition, customer service and price. The Company's competitors include:
Leica Microsystems and Sakura Finetechnical Co., Ltd. in the cytology and histology equipment market; Allegiance Corporation, DAKO and Merck & Co., Inc. in the cytology and histology consumables market; and Jewett Refrigeration Co., Inc. and Mopec Inc. in the pathology market. The Company competes primarily on the basis of price, customer relationships and product quality in the blood gas and ISE analyzers market. Its principal competitors are the manufacturers of the blood gas and ISE analyzers, including Abbott Laboratories, AVL Scientific Corp., Chiron Corporation, Instrumentation Laboratory Company and Radiometer America Inc.

  Information Management Systems

     The Company competes in the high-end LIMS and CDS markets primarily on the basis of the functionality, flexibility and technical sophistication of its systems, as well as on its ability to tailor its software packages to a customer's specific laboratory protocols, its ability to provide superior customer service and technical support, and price. Significant competitors in the LIMS and CDS markets include Perkin Elmer, Beckman, Hewlett-Packard and Lab Vantage Solutions, Inc., and Waters Corporation in the CDS market.

MANUFACTURING AND SUPPLIERS

     The Company manufactures most of its proprietary technology-based products, which generally provides faster time to market, cost savings and quality assurance advantages to the Company. When economical to do so, certain other manufacturing is outsourced by the Company, especially the manufacturing of commodities and other products readily available in the market.

     Raw materials, components and supplies purchased by the Company are either available from a number of different suppliers or from alternative sources that could be developed without a material adverse effect on the Company. To date, the Company has experienced no difficulties in obtaining these materials.

RESEARCH AND DEVELOPMENT

     The Company's research and development activities are designed to provide the Company with continued technological leadership in its markets. Some of the Company's current research and development projects include the following: development of an automated immunoassay separation system based on a proprietary magnetic bead technology for applications in research and clinical laboratories; entering clinical trials with its Cytofunnel and Cytospin for FDA clearance of their use to improve cervical cancer screening; development of new manual and electronic pipettes; launching a new in situ hybridization system to carry out DNA amplification on cells deposited on microscope slides; and development of automated microtomes, enhanced cryostats and the next generation of slide staining equipment.

     The Company's research and development activities include new product development, product updates and enhancement of existing products. A substantial amount of the Company's research and development expenses are incurred in connection with product development. Approximately 12% of the Company's employees are involved with research and product development. The Company's research and development expenditures were approximately $14.1 million, $7.3 million and $1.3 million during fiscal 1997, 1996 and 1995, respectively.

GOVERNMENT REGULATIONS

     Government regulations play a significant role in the research, development, production and commercialization of health care products, such as pharmaceuticals, diagnostics and certain instrumentation. The production and marketing of certain of the Company's products and its ongoing research and development activities are subject to regulation by government authorities in the United States and in other countries. To the extent that an analytical instrument or an in vitro diagnostic product will be used in human clinical or diagnostic applications, the manufacturer of that instrument may be required to submit to the FDA, prior to commercial distribution of the instrument or in vitro diagnostic product in the U.S., either a premarket notification ("510(k)") or a premarket approval ("PMA") application, unless the product has been in commercial distribution for the labeled intended use since before May 28, 1976, the effective date of the Medical Device Amendments to the Federal Food, Drug and Cosmetic Act. The FDA uses a risk-based system to classify medical devices. Unless they are exempt, lower risk devices, in Class I and Class II, are generally subject to 510(k) premarket notification, in which the FDA determines that a device is safe and effective based on its "substantial equivalence" to a legally marketed product. Highest risk, Class III devices are subject to the premarket approval process, in which the FDA generally determines the safety and effectiveness of the device based on the submission of clinical data. The Company has, to date, been required to obtain 510(k) clearances with respect to certain clinical applications, instruments and in vitro diagnostic products, which are classified as Class I and Class II products. There can be no assurance that 510(k) clearance for any future product or modification of an existing product will be granted by the FDA within a reasonable time frame, if at all, that in the future the FDA will not require manufacturers of certain medical devices to engage in a more thorough and time consuming approval process than the 510(k) process, or that international government agencies will permit marketing of the Company's products in their respective jurisdictions.

     As a result of the clinical applications of certain of the Company's instruments and in vitro diagnostic products, certain of the Company's facilities are registered with the FDA as medical device manufacturers. As such, the Company may be inspected on a routine basis by the FDA for compliance with the FDA's Quality System Regulation and other applicable regulations. These regulations require that the Company manufacture its products and maintain related documentation in accordance with current good manufacturing practices with respect to manufacturing, testing and quality control activities. Further, the Company is required to comply with various FDA requirements for reporting of product malfunctions and other matters.

     The regulatory standards for manufacturing are currently being applied stringently by the FDA and state regulatory agencies. Noncompliance with FDA or applicable state agency regulations, or discovery of previously unknown problems with a product, manufacturer, or facility may result in restrictions on such product or manufacturer, including fines, recalls, injunctions or seizures of products, refusal of the government to approve or clear product approval applications or to allow the Company to enter into government supply contracts, or even withdrawal of the product from the market, or criminal prosecution, any of which could have a material adverse effect on the Company's business and results of operations.

     In addition, a significant percentage of the Company's product revenues are derived from sales outside of the United States. International regulatory bodies often establish varying regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. In order to continue to sell its instrument products in Europe, certain of the Company's facilities maintain ISO 9000 series registration, an internationally-recognized set of quality standards, and each of its instrument products is required to obtain a CE Mark as evidence of compliance with European Union electronic safety requirements. Failure to receive a CE Mark certification would prohibit the Company from selling its products in Europe, which could have a material adverse effect on the Company's business and results of operations. At the present time, analytical instruments and in vitro diagnostic products are not subject to CE Mark requirements under the Medical Device Directive, but it is anticipated that CE Mark requirements will be extended to include analytical instruments and in vitro diagnostic products within the next two years. Certain other countries require the Company to obtain clearances for its products prior to marketing the products in those countries. In addition, certain countries impose product specifications that differ from those mandated in the United States. These requirements may significantly affect the efficiency and timeliness of international market introductions of the Company's products.

     Although the Company has an active program to comply with CE Mark requirements and an ISO 9000 compliance program, there can be no assurance that the Company will be successful in maintaining its compliance with current or future applicable certification requirements. Any violation of, and the cost of compliance with, these regulations or requirements could have a material adverse effect on the Company's business and results of operations.

     The Company is also subject to numerous environmental and safety laws and regulations, including those governing use of hazardous materials. Any violations of, and the costs of compliance with these regulations could adversely impact the Company's business and results operations.

     See "Risk Factors -- Government Regulations; No Assurance of Regulatory Approval."

INTELLECTUAL PROPERTY

     The Company's policy is to protect its intellectual property rights and to apply for patent protection when appropriate. The Company currently holds several issued United States patents expiring at various dates and has applications pending for additional United States patents and a number of foreign counterparts for its patents in various foreign countries. In addition, the Company has registered, or other, trademarks. Patent protection provides the Company with competitive advantages with respect to certain systems. The Company believes, however, that technical know-how and trade secrets are more important to its business than patent protection.

     The Company seeks to maintain the confidentiality of its proprietary technology that is not covered by patent protection by requiring employees who work with proprietary information to sign confidentiality agreements and by limiting access by parties outside the Company to such confidentiality information. There can be no assurance, however, that these measures will prevent the unauthorized disclosure or use of this information, or that others will not be able to independently develop such information. Moreover, as is the case with the Company's patent rights, the enforcement by the Company of its trade secret rights can be lengthy and costly, with no guarantee of success.

     Competitors of the Company and other third parties hold issued patents and pending patent applications relating to certain instrumentation and other related technologies, and it is uncertain whether these patents and patent applications will require the Company to alter its products or processes, pay licensing fees or cease making and selling infringing products and pay damages for past infringement. In particular, the Company has been named as a defendant in a patent infringement lawsuit brought by Biacore AB and Biacore, Inc. ("Biacore"). The complaint alleges that the design of the cuvette used in the Company's optical biosensor system infringes a patent held by Biacore; however, if Biacore were successful in enforcing such patent, the Company believes that it is entitled to indemnification for losses in this matter by Rhone-Poulenc Rorer Inc. ("Rhone-Poulenc"), the parent company of Fisons plc ("Fisons"). Fisons initially sold the business to Thermo Instrument in March 1996.

     The Company is aware of patents held by another third party that may relate to the features of certain of the Company's MALDI-TOF mass spectrometers. The Company has alleged that this party infringes certain of the Company's patents on its MALDI-TOF mass spectrometers. This party was recently acquired by another company with whom the Company has a dispute relating to patents licensed by such acquiring company to the Company. The Company has ceased making royalty payments of approximately $1.2 million per year but continues to accrue the royalties for financial reporting purposes, pending a resolution of both of these matters. There can be no assurance that a favorable resolution will occur.

     In general, the holder of a patent who is successful in proving infringement by the Company would subject the Company to damages for past infringement and would enjoin the Company from manufacturing and selling products utilizing the features associated with such patent, which could have a material adverse effect on the Company's business and results of operations. See "Risk Factors -- Dependence on Patents and Proprietary Rights."

BACKLOG

     The backlog of firm orders was $31.2 million and $20.1 million as of April 4, 1998 and March 29, 1997, respectively. The Company includes in backlog only those orders for which it has received firm purchase orders and for which delivery has been specified within twelve months. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, the Company's backlog as of any particular date may not be representative of actual sales for any succeeding period.

FACILITIES

     The Company owns approximately 70,000 square feet of manufacturing, distribution and sales space in Pittsburgh, Pennsylvania and 2,000 square feet of office space in Stockholm, Sweden. The Company leases approximately 121,000 square feet of manufacturing, sales and administration space in Virginia, Colorado, Massachusetts and California under leases expiring through 2003. The Company leases approximately 403,000 square feet of manufacturing, sales and administration space in Finland, England, Russia and other European countries, including 14,000 square feet subleased from ThermoQuest (see "Relationship with Affiliates -- Related Party Transactions"), under leases expiring through 2016. In addition, the Company leases approximately 12,000 square feet of sales space in Japan and Hong Kong under leases expiring through 1999. The Company also owns approximately 60,000 square feet of manufacturing, sales and administration space in Santa Fe, New Mexico and has a lease for 8,000 square feet of manufacturing, sales and administration space in Columbia, South Carolina that will be contributed to the joint venture with Thermo Instrument. See
"Business -- Health Physics Joint Venture" and "Relationship with
Affiliates -- Related Party Transactions."

     The Company believes that its existing facilities and offices are in good condition and are adequate for its current needs and that suitable additional space will be available as needed in the future. The Company also believes that none of its manufacturing facilities is currently fully utilized and that the additional manufacturing capacity available at such facilities will be sufficient to satisfy its manufacturing requirements for at least the next 12 months. With respect to leases expiring in the near future, in the event that the Company does not renew such leases, the Company believes that suitable alternative space is available for lease on acceptable terms.

EMPLOYEES

     As of May 20, 1998, the Company had 1,420 employees, of which 164 were engaged in research and development, 378 in sales and marketing, 714 in manufacturing, operations and service, and 164 in general administrative functions. Two hundred forty-one of the Company's employees at its Labsystems OY business in Finland, 70 employees at one of the operations of its Clinical Products Group in the UK and 36 employees of the Company's Eberline health physics business are represented by labor unions. The Company considers its relations with its employees and the labor unions to be good.

LEGAL PROCEEDINGS

     The Company has been named as a defendant in a patent infringement lawsuit brought by Biacore. The complaint alleges that the design of the cuvette used in the Company's optical biosensor system infringes a patent held by Biacore; however, if Biacore were successful in enforcing such patent, the Company believes that it is entitled to indemnification for losses in this matter by Rhone-Poulenc. See "-- Intellectual Property" and "Risk Factors -- Dependence on Patents and Proprietary Rights."

                          RELATIONSHIP WITH AFFILIATES

     The Company was incorporated in Delaware in February 1995 as a wholly owned subsidiary of Thermo Instrument. At that time, Thermo Instrument contributed all of the assets relating to its CE product line, its MALDI-TOF division and its Eberline health physics division to the Company in exchange for 6,500,000 shares of Common Stock and the assumption by the Company of substantially all of the liabilities relating to such businesses.

     Thermo Electron has adopted a strategy of selling a minority interest in subsidiary companies to outside investors as an important tool in its future development. As part of this strategy, Thermo Electron and certain of its subsidiaries have created several privately and publicly held subsidiaries, and Thermo Instrument has created the Company as a publicly held, majority-owned subsidiary. From time to time, Thermo Electron and its subsidiaries will create other majority-owned subsidiaries as part of this spinout strategy. (The Company and such other majority-owned Thermo Electron subsidiaries are collectively referred to as the "Thermo Subsidiaries.")

     Thermo Instrument develops, manufactures and markets analytical instruments used to detect and monitor air pollution, radioactivity, complex chemical compounds and toxic metals and other elements in a broad range of liquids, gases and solids. For its fiscal years ended December 28, 1996 and January 3, 1998 and the three months ended April 4, 1998, Thermo Instrument had consolidated revenues of $1,209,362,000, $1,592,314,000 and $407,943,000, respectively, and consolidated net income of $132,751,000, $147,258,000 and $37,855,000, respectively.

     Thermo Electron and its subsidiaries develop, manufacture and market environmental monitoring and analysis instruments and manufacture biomedical products including heart-assist devices and mammography systems, papermaking and recycling equipment, alternative-energy systems and other specialized products and technologies. Thermo Electron and its subsidiaries also provide environmental and metallurgical services and conduct advanced technology research and development. For its fiscal years ended December 28, 1996 and January 3, 1998 and the three months ended April 4, 1998, Thermo Electron had consolidated revenues of $2,932,558,000, $3,558,320,000 and $944,263,000, respectively, and consolidated net income of $190,816,000, $239,328,000 and $65,493,000, respectively.

     See "Risk Factors -- Potential Conflicts of Interest."

THE THERMO ELECTRON CORPORATE CHARTER

     Thermo Electron and each of the Thermo Subsidiaries recognize that the benefits and support that derive from their affiliation are essential elements of their individual performance. Accordingly, Thermo Electron and each of the Thermo Subsidiaries have adopted the Thermo Electron Corporate Charter (the "Charter") to define the relationships and delineate the nature of such cooperation among themselves. The purpose of the Charter is to ensure that (1) all of the companies and their stockholders are treated consistently and fairly,
(2) the scope and nature of the cooperation among the companies, and each company's responsibilities, are adequately defined, (3) each company has access to the combined resources and financial, managerial and technological strengths of the others, and (4) Thermo Electron and the Thermo Subsidiaries, in the aggregate, are able to obtain the most favorable terms from outside parties.

     To achieve these ends, the Charter identifies the general principles to be followed by the companies, addresses the role and responsibilities of the management of each company, provides for the sharing of group resources by the companies and provides for centralized administrative, banking and credit services to be performed by Thermo Electron. The services provided by Thermo Electron include collecting and managing cash generated by members, coordinating the access of Thermo Electron and the Thermo Subsidiaries (the "Thermo Group") to external financing sources, ensuring compliance with external financial covenants and internal financial policies, assisting in the formulation of long-range planning and providing other banking and credit services. Pursuant to the Charter, Thermo Electron may also provide guarantees of debt or other obligations of the Thermo Subsidiaries or may obtain external financing at the parent level for the benefit of the Thermo Subsidiaries. In certain instances, the Thermo Subsidiaries may provide credit support to, or on behalf of, the consolidated entity or may obtain financing directly from external financing sources. Under the Charter, Thermo Electron is responsible for determining that the Thermo Group remains in compliance with all covenants imposed by external financing sources, including covenants related to borrowings of Thermo Electron or other members of the Thermo Group, and for apportioning such constraints within the Thermo Group. In addition, Thermo Electron establishes certain internal policies and procedures applicable to members of the Thermo Group. The cost of the services provided by Thermo Electron to the Thermo Subsidiaries is covered under existing corporate services agreements between Thermo Electron and each of the Thermo Subsidiaries.

     The Charter presently provides that it shall continue in effect so long as Thermo Electron and at least one Thermo Subsidiary participate. The Charter may be amended at any time by agreement of the participants. Any Thermo Subsidiary, including the Company, can withdraw from participation in the Charter upon 30 days' prior notice. In addition, Thermo Electron may terminate a subsidiary's participation in the Charter in the event the subsidiary ceases to be controlled by Thermo Electron or ceases to comply with the Charter or the policies and procedures applicable to the Thermo Group. A withdrawal from the Charter automatically terminates the corporate services agreement and tax allocation agreement (if any) in effect between the withdrawing company and Thermo Electron. The withdrawal from participation does not terminate outstanding commitments to third parties made by the withdrawing company, or by Thermo Electron or other members of the Thermo Group, prior to the withdrawal. In addition, a withdrawing company is required to continue to comply with all policies and procedures applicable to the Thermo Group and to provide certain administrative functions mandated by Thermo Electron so long as the withdrawing company is controlled by or affiliated with Thermo Electron.

CORPORATE SERVICES AGREEMENT

     As provided in the Charter, the Company and Thermo Electron have entered into a Corporate Services Agreement (the "Services Agreement") under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, employee benefit administration, tax advice and preparation of tax returns, centralized cash management and financial and other services to the Company. In 1995, 1996 and 1997, the Company was assessed an annual fee for these services equal to 1.2%, 1.0% and 1.0%, respectively, of the Company's revenues. The fee is reviewed annually and may be changed by mutual agreement of the Company and Thermo Electron. Thermo Electron and the Company have agreed to reduce the fee to 0.8% of the Company's revenues effective January 1, 1998. During fiscal 1995, fiscal 1996 and fiscal 1997, Thermo Electron assessed the Company $270,000, $716,000 and $2,020,000, respectively, in fees under the Services Agreement.

     Management believes that the charges under the Services Agreement are reasonable and that the terms of the Services Agreement are fair to the Company. For items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron charges the Company based on charges attributable to the Company. The Services Agreement automatically renews for successive one-year terms, unless canceled by the Company upon 30 days' prior notice. In addition, the Services Agreement terminates automatically in the event the Company ceases to be a member of the Thermo Group or ceases to be a participant in the Charter. In the event of a termination of the Services Agreement, the Company will be required to pay a termination fee equal to the fee that was paid by the Company for services under the Services Agreement for the nine-month period prior to termination. Following termination, Thermo Electron may provide certain administrative services on an as-requested basis by the Company or as required in order to meet the Company's obligations under Thermo Electron's policies and procedures. Thermo Electron will charge the Company a fee equal to the market rate for comparable services if such services are provided to the Company following termination.

RELATED PARTY TRANSACTIONS

  Formation of Health Physics Joint Venture

     In April 1998, the Company announced its intention to form a health physics joint venture with Thermo Instrument. On July 5, 1998, the Company will contribute the assets and liabilities of its Eberline health physics business, which is based in Santa Fe, New Mexico, to the joint venture, in exchange for a 49% equity interest in the joint venture. The Company's Eberline health physics business, a supplier of analytical instrumentation, radiation detection and radiation monitoring systems, had revenues in 1997 of approximately $13,371,000, which was approximately 7% of the Company's revenues.

     On the same date, Thermo Instrument will contribute to the joint venture
(i) all of the assets and liabilities of National Nuclear Corporation ("National Nuclear"), a wholly owned subsidiary of Thermo Instrument based in Sunnyvale, California (ii) all of the issued and outstanding shares of ESM Eberline Instruments Strahlen - und Umweltmesstechnik GmbH ("Eberline Instruments"), a subsidiary of Thermo Instrument based in Germany, and (iii) $13,000,000 in cash in exchange for a 51% equity interest in the joint venture. National Nuclear, a manufacturer of specialized instruments, systems and monitoring devices for the detection of low-level amounts of radioactive materials and contamination, had revenues in 1997 of approximately $3,485,000. Eberline Instruments, a manufacturer of radiation measuring and monitoring devices for personal protection, environmental monitoring and military applications, had revenues in 1997 of approximately $12,095,000.

     Profits and losses from the joint venture will be allocated (a) one-third to Thermo Instrument and two-thirds to the Company until the later of (i) July 2000 or (ii) such time as the joint venture has achieved a consolidated division income (defined as operating income excluding payments pursuant to the Services Agreement) of 17% for a full fiscal year and (b) to the members of the joint venture in accordance with their respective equity interests thereafter.

     The Company believes that its Eberline health physics business no longer fits within its strategic business plan. The formation of this health physics joint venture with Thermo Instrument provides an alternative that will not only provide common managerial, operational and marketing support for the businesses to be contributed, but will also allow the Company to better focus on its core businesses described elsewhere in this Prospectus. The businesses to be contributed to the joint venture have similar products and markets and will thus be able to minimize duplicate managerial and marketing costs, as well as to coordinate research and development and manufacturing activities. Mr. Donald W. Hanna, a Vice President of the Company, will devote a portion of his time to the operations of the joint venture.

  Acquisition of Clinical Products Group of Life Sciences International

     In June 1998, the Company acquired the Clinical Products Group of Life Sciences International ("LSI"), which is comprised of Shandon Inc. and its related businesses, including ALKO Diagnostic, from Thermo Instrument. The Clinical Products Group provides equipment and consumables for cytology, histology and pathology applications. It also supplies consumables for blood gas and ISE analyzers worldwide.

     The net purchase price (the "Purchase Price") for the Clinical Products Group is approximately $66,665,000, payable in shares of the Company's Common Stock as described below. The Purchase Price represents the sum of the net book value of the Clinical Products Group as of April 4, 1998, plus a percentage of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of LSI, based on the aggregate 1996 revenues of the Clinical Products Group relative to LSI's 1996 consolidated revenues. In addition, the Company assumed approximately $37,861,000 of existing indebtedness owed by the Clinical Products Group to Thermo Instrument, making the gross purchase price approximately $104,526,000. This amount includes approximately $12,013,000 for an equivalent amount of cash acquired. This existing indebtedness owed to Thermo Instrument is due January 2, 1999 and bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

     The Company acquired all of the issued and outstanding shares of the companies comprising the Clinical Products Group from Thermo Instrument. At the closing, Thermo Instrument received the right to receive an aggregate of 3,007,930 shares of the Company's Common Stock (the "Purchase Price Shares") on the date that the Purchase Price Shares are listed on the AMEX. Each Purchase Price Share is valued at $22.163, the average of the closing prices of the Company's Common Stock as reported by the AMEX for each of the five trading days prior to April 20, 1998, the date the parties reached agreement in principle on the material terms of the transaction. The AMEX's rules require that the listing of the Purchase Price Shares be approved by the Company's stockholders. Because Thermo Instrument is the Company's majority stockholder and will vote its shares in favor of such listing, the listing of the Purchase Price Shares is assured.

     Thermo Instrument acquired LSI pursuant to a tender offer in March 1997. Since the Company and the Clinical Products Group are deemed for accounting purposes to be under control of their common majority-owner Thermo Instrument, the Company's acquisition of the Clinical Products Group has been accounted for in a manner similar to a pooling of interests. Accordingly, the Company's financial statements include the results of the Clinical Products Group from March 1997. In addition, the Purchase Price Shares have been deemed to be outstanding from that date.

     The Company and Thermo Instrument have made representations and warranties to one another with respect to certain customary matters. Each party has agreed to indemnify the other for a period of two years from the closing of the transaction for any damages the indemnified party suffers as a result of breaches of such representations and warranties by the other party. Notwithstanding this indemnification, the Company would be required to report as an expense in its results of operations the full amount, including any reimbursable amount, of any damages, with any indemnification payment it receives from Thermo Instrument or its subsidiaries being treated as a contribution to stockholders' investment.

  Acquisition of Biosystems Group of LSI

     Also effective March 1997, the Company acquired the Biosystems Group of LSI from Thermo Instrument. The Biosystems Group is comprised of Labsystems OY and Hybaid Limited. The acquisition was effected through the issuance of 1,300,000 shares of the Company's Common Stock to Thermo Instrument (valued at $16,868,000 at the time the purchase agreement was signed), payment of $30,483,000 in cash to Thermo Instrument and the issuance of a promissory note to Thermo Instrument in the aggregate principal amount of $50,000,000. This promissory note bears interest at the 90-day Commercial Paper Composite Rate, plus 25 basis points, set at the beginning of each quarter, and is due July 15, 1999. The aggregate purchase price of approximately $97,351,000 represents the sum of (i) the net book value of the Biosystems Group plus (ii) a percentage of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of LSI, based on the aggregate 1996 revenues of the Biosystems Group relative to LSI's 1996 consolidated revenues.

     Additionally, the Company acquired the Labsystems Japan business of LSI from Thermo Instrument, effective March 1997, for approximately $5,900,000 in cash. The purchase price represents the sum of (i) the net book value of Labsystems Japan plus (ii) a percentage of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of LSI, based on the aggregate 1996 revenues of Labsystems Japan relative to LSI's 1996 consolidated revenues. Subsequent to the initial determination of the purchase price, the Company assumed certain additional trade payables totaling approximately $4.4 million, which resulted in a corresponding decrease in the purchase price.

  Acquisition of Affinity Sensors and LabSystems

     In March 1996, Thermo Instrument acquired a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons plc ("Fisons"), a wholly owned subsidiary of Rhone-Poulenc Rorer Inc. ("Rhone-Poulenc"). In July 1996, the Company acquired from Thermo Instrument two businesses formerly part of Fisons, Affinity Sensors and LabSystems, for an aggregate purchase price of $9,000,000 in cash. The purchase price for Affinity Sensors and LabSystems represents the sum of (i) the net tangible book value of those businesses on their date of acquisition by Thermo Instrument plus (ii) a percentage of Thermo Instrument's intangible assets associated with the acquired businesses relative to the aggregate 1994 and 1995 revenues of the Fisons businesses. Because the Company, Affinity Sensors and LabSystems were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests.

  Miscellaneous

     The Company has entered into a lease and services arrangement with ThermoQuest Corporation ("ThermoQuest") under which ThermoQuest leases approximately 14,000 square feet of space, and provides certain accounting and administrative services, to the Company. The Company pays ThermoQuest rent in the amount of three British pounds sterling per square foot and an allocated portion of ThermoQuest's costs for providing such services. The arrangement may be terminated by the Company or by ThermoQuest upon six months' prior notice. During fiscal 1995, fiscal 1996, fiscal 1997 and the three months ended April 4, 1998, the Company paid ThermoQuest approximately $105,000, $105,000, $74,000 and $12,000, respectively, under this arrangement.

     ThermoQuest acts as a distributor of certain of the Company's products, is the exclusive distributor of the Company's MALDI-TOF products in Japan and is the exclusive distributor of the Company's CE products in countries in which it maintains a direct sales force. ThermoQuest is responsible for all installation and warranty labor obligations at its expense. These arrangements may be terminated on not less than three months' notice by either party given after December 31, 1996. During fiscal 1996, fiscal 1997 and the three months ended April 4, 1998, the Company sold $2,058,000, $1,448,000 and $328,000, respectively, of products to ThermoQuest under these arrangements. Prior to 1996, ThermoQuest acted as a commission-based sales agent for these products. Under this prior arrangement, the Company paid ThermoQuest commissions of $1,263,000 in fiscal 1995.

     The Company has entered into an arrangement with ThermoQuest whereby ThermoQuest provides assembly labor for the Company's CE products on a contract basis. Under this arrangement, ThermoQuest assembles instruments as required by the Company for a charge based on the sum of ThermoQuest's actual cost of materials and the allocable portion of its labor, overhead and other indirect expenses. During fiscal 1995, fiscal 1996, fiscal 1997 and the three months ended April 4, 1998, the Company paid ThermoQuest approximately $600,000, $471,000, $632,000 and $200,000, respectively, under this arrangement.

     The Company's Eberline health physics business purchases certain controllers and detectors from Thermo Instrument under an original equipment manufacturer agreement. Under this agreement, the Company has the exclusive right to sell these instruments in the United States, Canada and Mexico. The Company is responsible for all warranty repair and maintenance obligations at its expense, but obtains replacement parts from Thermo Instrument without charge. During fiscal 1996, fiscal 1997 and the three months ended April 4, 1998, the Company purchased $233,000, $193,000 and $54,000, respectively, of instruments from Thermo Instrument under this agreement. The Company made no purchases from Thermo Instrument under this agreement in fiscal 1995.

     The Company's Eberline health physics business also acts as a distributor of certain Thermo Instrument product lines and, with the exception of Thermo Instrument, is the exclusive distributor of such product lines to nuclear power plants and government agencies in the United States and Canada. Thermo Instrument is responsible for warranty repairs at its own expense. During fiscal 1995, fiscal 1996, fiscal 1997 and the three months ended April 4, 1998, the Company purchased $212,000, $306,000, $179,000 and $3,000, respectively, of instruments from Thermo Instrument under this arrangement.

     The Company's Eberline health physics business sells radiation detection equipment to Thermo Remediation Inc. ("Thermo Remediation"), an indirect, majority-owned subsidiary of Thermo Electron, which Thermo Remediation resells in connection with the environmental services it provides. During fiscal 1995, fiscal 1996 and fiscal 1997, the Company sold $41,000, $175,000 and $686,000, respectively, of such products to Thermo Remediation under this arrangement. The Company made no such sales in the three months ended April 4, 1998. The Company is responsible for all warranty repairs at its expense, but charges fees for maintenance.

     Various Thermo Instrument companies act as distributors of certain of the Company's LabSystems and Affinity Sensors products under informal arrangements that date from prior to the acquisition of the Fisons businesses in March 1996. Under such arrangements, the respective Thermo Instrument companies are generally responsible for warranty repair and maintenance obligations. During fiscal 1996, fiscal 1997 and the three months ended April 4, 1998, LabSystems and Affinity Sensors sold an aggregate of approximately $3,912,000, $1,836,000 and $163,000, respectively, of products to Thermo Instrument companies under these arrangements. LabSystems and Affinity Sensors made no sales under these arrangements in fiscal 1995.

     Various Thermo Instrument companies act as distributors of certain products of Labsystems OY and Hybaid Limited under informal distribution agreements. During fiscal 1997 and the three months ended

April 4, 1998, Labsystems OY and Hybaid Limited sold an aggregate of approximately $5,129,000 and $290,000 of products to Thermo Instrument companies under these arrangements. Labsystems OY and Hybaid made no sales under these arrangements in any prior period.

     From March through December 1997, the Company's Shandon Inc. subsidiary ("Shandon") acted as a distributor of primarily scientific research equipment and certain histology equipment for various Thermo Instrument subsidiaries under informal agreements. During this period and the three months ended April 4, 1998, Thermo Instrument subsidiaries sold an aggregate of $2,731,000 and $405,000, respectively, of products to Shandon under these arrangements.

     From March through December 1997, a subsidiary of Thermo Instrument provided maintenance and warranty services to customers of Shandon under an informal agreement. Shandon paid $364,000 for such services. The Thermo Instrument subsidiary purchased $191,000 of parts from Shandon. Shandon made no such payments or purchases in the three months ended April 4, 1998.

     From March through December 1997, two subsidiaries of ThermoQuest acted as distributors of certain of Shandon's histology products under informal arrangements. During this period and the three months ended April 4, 1998, Shandon sold $2,143,000 and $13,000, respectively, of products to such ThermoQuest subsidiaries.

     From March through December 1997, a subsidiary of Thermo Optek Corporation, a majority-owned subsidiary of Thermo Instrument ("Thermo Optek"), acted as a distributor of certain of Shandon's laboratory consumables under an informal arrangement. During this period, Shandon sold $282,000 of products to such Thermo Optek subsidiary. Shandon made no such sales in the three months ended April 4, 1998.

     In February 1996, the Company borrowed $30,000,000 from Thermo Electron pursuant to a promissory note, due February 1997, and bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. In July 1996, the Company borrowed $50,000,000 from Thermo Instrument pursuant to a subordinated convertible note, due in 2001, convertible into shares of Common Stock at $16.50 per share, and bearing interest at an annual rate of 4.875% (the "Convertible Note"). The Company repaid the amounts owed to Thermo Electron in July 1996 with proceeds from the Convertible Note. The Company also borrowed $50,000,000 from Thermo Instrument in connection with its acquisition of the Biosystems Group of LSI from Thermo Instrument. Such promissory note is due July 15, 1999 and bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

     The Company, along with certain other Thermo Subsidiaries, participates in a notional pool arrangement with Barclays Bank, which includes a $150 million credit facility. Only European-based Thermo Subsidiaries participate in this arrangement. Under this arrangement the Bank notionally combines the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement is then allocated based on balances attributable to the respective participants. Thermo Electron guarantees all of the obligations of each participant in this arrangement. In addition, funds on deposit under this arrangement provide credit support for overdraft obligations of other participants. As of April 4, 1998, the Company had a negative cash balance of approximately $3,190,000, based on an exchange rate of $1.66/L1.00 as of April 4, 1998. For 1997, the average annual interest rate earned on deposits by participants in this credit arrangement was approximately 6.5% and the average annual interest rate paid on overdrafts was approximately 7.2%.

     As of December 30, 1995 and December 28, 1996, Thermo Electron and its other subsidiaries owed the Company $761,000 and $965,000, respectively, for products, services and miscellaneous items, net of amounts due to Thermo Electron and its other subsidiaries under the Services Agreement and related administrative charges and for other products, services and miscellaneous items. As of January 3, 1998 and April 4, 1998, the Company owed Thermo Electron and its other subsidiaries $7,085,000 and $510,000, respectively, for amounts due under the Services Agreement and related administrative charges, and for other products, services and miscellaneous items, net of amounts owed to the Company by Thermo Electron and its other subsidiaries for products, services and miscellaneous items. The largest amount of net indebtedness owed by Thermo Electron and its other subsidiaries to the Company during fiscal 1995 and 1996 was $761,000 and $1,496,000, respectively. These amounts do not bear interest and were or are expected to be paid in the normal course of business.

     As of April 4, 1998, $13,012,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, United States government agency securities, money market funds, commercial paper and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement will be readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns interest at the rate of the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

STOCK HOLDING ASSISTANCE PLAN

     In 1996, the Company adopted a stock holding policy which requires its executive officers to acquire and hold a minimum number of shares of Common Stock. In order to assist the executive officers in complying with the policy, the Company also adopted a stock holding assistance plan, under which it may make interest-free loans to certain key employees, including its executive officers, to enable these individuals to purchase the Common Stock in the open market. In 1996, Mr. Barry S. Howe, then the Company's chief executive officer, received loans in the aggregate principal amount of $164,376 under this plan to purchase 12,000 shares, of which amount $131,500 was outstanding as of April 1998. Also in 1996, Dr. Richard W.K. Chapman, then the Company's chairman of the board, received loans in the aggregate principal amount of $131,176.30 under this plan to purchase 10,000 shares. All of these loans are repayable upon the earlier of demand or the fifth anniversary of the date of the loan, unless otherwise authorized by the Human Resources Committee of the Company's Board of Directors.

                                   MANAGEMENT

     The Directors and executive officers of the Company are as follows:

           NAME                   AGE                      POSITION
           ----                   ---                      --------
Colin Maddix....................  52     President, Chief Executive Officer
                                         and Director
John N. Hatsopoulos.............  63     Senior Vice President and Chief
                                         Financial Officer
Donald W. Hanna.................  41     Vice President
Paul F. Kelleher................  55     Chief Accounting Officer
Earl R. Lewis...................  54     Chairman of the Board and Director
Elias P. Gyftopoulos............  70     Director
Barry S. Howe...................  42     Director
Jonathan W. Painter.............  39     Director
Arvin H. Smith..................  68     Director
Arnold N. Weinberg..............  68     Director


     All of the Company's Directors are elected annually by the stockholders and hold office until their respective successors are duly elected and qualified. Executive officers are elected annually by the Board of Directors and serve at its discretion.

     Colin Maddix has been a Director of the Company, as well as its President and Chief Executive Officer, since March 1998. Since 1996, Mr. Maddix also has served as President and Chief Executive Officer of the Clinical Products Group of Life Sciences International PLC, a supplier of equipment and consumables for histology, cytology and pathology laboratories worldwide, which was acquired by Thermo Instrument in March 1997. Mr. Maddix has managed various companies within the Clinical Products Group since 1992, including Shandon Inc., ALKO Diagnostic Corporation and Whale Scientific Inc. From 1989 through 1992, he was Vice President and General Manager of the International Division of Fisher Scientific International Inc., a distributor and manufacturer of scientific instruments and consumables with scientific, clinical, educational, occupational health and safety applications.

     John N. Hatsopoulos has served as Vice President, Chief Financial Officer and a Director of the Company since its inception in February 1995 and as Senior Vice President since December 1997. Mr. Hatsopoulos has been a Vice President and Chief Financial Officer of Thermo Instrument since 1988. Mr. Hatsopoulos has been President of Thermo Electron since January 1997, Chief Financial Officer of Thermo Electron since 1988 and was an Executive Vice President of Thermo Electron from 1986 to January 1997. He is also a Director of LOIS/USA, Inc., Thermo Electron, Thermedics Inc., Thermo Ecotek Corporation, Thermo Fibertek Inc., Thermo Instrument, Thermo Power Corporation, Thermo TerraTech Inc., Thermo Vision Corporation and ONIX Systems Inc.

     Donald W. Hanna has been Vice President of the Company since its inception in February 1995. Mr. Hanna was President of Thermo Instrument's National Nuclear Corporation subsidiary, a manufacturer of products for the nuclear power industry, from 1990 through 1995 and has been President of the Company's Eberline health physics business since 1994.

     Paul F. Kelleher has been the Chief Accounting Officer of the Company since its inception in February 1995. Mr. Kelleher has served as Senior Vice President, Finance and Administration, of Thermo Electron since June 1997, as Vice President, Finance, from 1987 to June 1997 and as its Controller from 1982 to January 1996. He is also a Director of ThermoLase Corporation.

     Earl R. Lewis has been a Director of the Company since April 1997 and Chairman of the Board since June 1997. Mr. Lewis has been President and Chief Executive Officer of Thermo Instrument since March 1997 and January 1998, respectively, was Chief Operating Officer of Thermo Instrument from January 1996 to January 1998, was Executive Vice President of Thermo Instrument from January 1996 to March 1997, was a Senior Vice President of Thermo Instrument from January 1994 to January 1996, and was a Vice President of Thermo Instrument from March 1992 to January 1994. He has been a Vice President of Thermo Electron since September 1996. Prior to Mr. Lewis' appointment as Chief Executive Officer of Thermo Instrument, he was also Chief Executive Officer of Thermo Optek, a manufacturer of analytical instruments based upon the measurement of energy and light and used in materials analysis, characterization and preparation, from its inception in August 1995 until January 1998, and was the President of its predecessor, Thermo Jarrell Ash Corporation, for more than five years prior to 1995. Mr. Lewis is also a Director of Metrika Systems Corporation, ONIX Systems Inc., Thermo Instrument, Thermo Optek, ThermoQuest, ThermoSpectra Corporation and Thermo Vision Corporation.

     Elias P. Gyftopoulos has been a Director of the Company since its inception in February 1995. He is Professor Emeritus at the Massachusetts Institute of Technology, where he was the Ford Professor of Mechanical Engineering and of Nuclear Engineering for more than 20 years prior to his retirement in 1996. Dr. Gyftopoulos is also a Director of Thermo Electron, Thermo Cardiosystems Inc., ThermoLase Corporation, Thermo Remediation, ThermoSpectra Corporation, Thermo Vision Corporation, Thermo Voltek Corp. and Trex Medical Corporation.

     Barry S. Howe has been a Director of the Company since its inception in February 1995. He was President and Chief Executive Officer of the Company from February 1995 to March 1998, when he was named the President and Chief Executive Officer of ThermoSpectra Corporation, a supplier of precision imaging, inspection, temperature control and test and measurement instruments. Mr. Howe has been a Vice President of Thermo Instrument since 1994. From September 1989 to December 1995, he served as the President of Thermo Separation Products Inc. and its predecessor, a manufacturer of chromatography instruments and a subsidiary of ThermoQuest. Mr. Howe is also a Director of ThermoSpectra Corporation.

     Jonathan W. Painter has been a Director of the Company since its inception in February 1995. Mr. Painter has been Executive Vice President, Operations, of Thermo Fibertek Inc., a supplier of paper-recycling equipment, papermaking systems and accessories, since September 1997. Mr. Painter was Treasurer of the Company and Thermo Electron from August 1994 through June 1997. He had served as Director of Strategic Planning of Thermo Fibertek Inc. from February 1993 through September 1994. Prior to that time, Mr. Painter was Associate General Counsel of Thermo Electron and its subsidiaries. Mr. Painter is also a Director of Thermo Fibergen Inc.

     Arvin H. Smith has been a Director of the Company since its inception in February 1995. Mr. Smith has been Chairman of the Board of Thermo Instrument since March 1997 and previously served as the Chief Executive Officer and President of Thermo Instrument from 1986 to January 1998, and March 1997, respectively. Mr. Smith is also Chairman of the Board of Thermo Power Corporation, a majority-owned subsidiary of Thermo Electron that manufactures traffic control systems and industrial refrigeration equipment. He has been an Executive Vice President of Thermo Electron since 1991 and was a Senior Vice President of Thermo Electron from 1986 to 1991. Mr. Smith is also a Director of Metrika Systems Corporation, ONIX Systems Inc., Thermo Instrument, Thermo Optek, Thermo Power Corporation, ThermoQuest, ThermoSpectra Corporation and Thermo Vision Corporation.

     Arnold N. Weinberg has been a Director of the Company since November 1995. He has been Professor of Medicine at the Harvard Medical School and Medical Director of the Medical Department of the Massachusetts Institute of Technology for more than five years.

COMPENSATION OF DIRECTORS

  Cash Compensation

     Directors who are not employees of the Company, of Thermo Electron or of any other companies affiliated with Thermo Electron (also referred to as "Outside Directors") receive an annual retainer of $2,000 and a fee of $1,000 per day for attending regular meetings of the Board of Directors and $500 per day for participating in meetings of the Board of Directors held by means of conference telephone and for participating in certain meetings of committees of the Board of Directors. Payment of Directors' fees is made quarterly. Messrs. Howe, Lewis, Maddix, Painter and Smith are all employees of Thermo Electron companies and do not receive any cash compensation from the Company for their services as Directors. Directors are also reimbursed for out-of-pocket expenses incurred in attending such meetings.

  Deferred Compensation Plan

     Under the Company's deferred compensation plan for Directors (the "Deferred Compensation Plan"), a Director has the right to defer receipt of his cash fees until he ceases to serve as a Director, dies or retires from his principal occupation. In the event of a change in control or proposed change in control of the Company that is not approved by the Board of Directors, deferred amounts become payable immediately. Either of the following is deemed to be a change in control: (a) the acquisition, without the prior approval of the Board of Directors, directly or indirectly, by any person of 50% or more of the outstanding Common Stock or the outstanding common stock of Thermo Instrument or 25% or more of the outstanding common stock of Thermo Electron; or (b) the failure of the persons serving on the Board of Directors immediately prior to any contested election of directors or any exchange offer or tender offer for the common stock or the common stock of Thermo Instrument or Thermo Electron to constitute a majority of the Board of Directors at any time within two years following any such event. Amounts deferred pursuant to the Deferred Compensation Plan are valued at the end of each quarter as units of the Company's Common Stock accumulated under the Deferred Compensation Plan. A total of 25,000 shares of Common Stock have been reserved for issuance under the Deferred Compensation Plan. As of March 1, 1998, deferred units equal to 892.03 shares of Common Stock were accumulated under the Deferred Compensation Plan.

  Directors Stock Option Plan

     The Company's Directors stock option plan (the "Directors Plan") provides for the grant of stock options to purchase shares of Common Stock to outside directors as additional compensation for their service as Directors. The Directors Plan provides for the grant of stock options upon a Director's initial appointment and, beginning in 2000, awards options to purchase 1,000 shares annually to Outside Directors. A total of 100,000 shares of Common Stock have been reserved for issuance under the Directors Plan. Under the Directors Plan, each eligible Director and each new Outside Director who joined the Board of Directors prior to or during 1996 was granted an option to purchase 15,000 shares of Common Stock. The size of the award to new Directors appointed to the Board of Directors after 1996 is reduced by 3,750 shares in each subsequent year. Outside Directors who join the Board of Directors after 1999 would not receive an option grant upon their appointment or election to the Board of Directors, but would be eligible to participate in the annual option awards described below. Options evidencing initial grants to directors are exercisable six months after the date of grant. The shares acquired upon exercise are subject to restrictions on transfer and the right of the Company to repurchase such shares at the exercise price in the event the Director ceases to serve as a Director of the Company or any other Thermo Electron company. The restrictions and repurchase rights lapse or are deemed to have lapsed in equal annual installments of 3,750 shares per year, starting with the first anniversary of the grant date, provided the Director has continuously served as a Director of the Company or any other Thermo Electron company since the grant date. These options expire on the fifth anniversary of the grant date, unless the Director dies or otherwise ceases to serve as a Director of the Company or any other Thermo Electron company prior to that date.

     Outside Directors will also receive an annual grant of options to purchase 1,000 shares of Common Stock, commencing with the Annual Meeting of the Stockholders to be held in 2000. The annual grant will be made at the close of business on the date of each Annual Meeting of the Stockholders of the Company to each outside director then holding office. Options evidencing annual grants may be exercised at any time from and after the six-month anniversary of the grant date of the option and prior to the expiration of the option on the third anniversary of the grant date. Shares acquired upon exercise of the options would be subject to repurchase by the Company at the exercise price if the recipient ceased to serve as a Director of the Company or any other Thermo Electron company prior to the first anniversary of the grant date. The exercise price for options granted under the Directors Plan is the average of the closing prices of the common stock as reported on the AMEX (or other principal market on which the common stock is then traded) for the five trading days immediately preceding and including the date of grant, or, if the shares are not then traded, at the last price per share paid by third parties in an arms-length transaction prior to the option grant. As of March 1, 1998, options to purchase 30,000 shares were outstanding under the Directors Plan, no options had lapsed or been exercised, and options to purchase 70,000 shares of Common Stock were available for future grant.

STOCK OWNERSHIP POLICIES FOR DIRECTORS AND EXECUTIVE OFFICERS

  Directors

     During 1996, the human resources committee of the Board of Directors (the "Committee") established a stock holding policy for Directors. The stock holding policy requires each Director to hold a minimum of 1,000 shares of Common Stock. Directors are requested to achieve this ownership level by the 1998 Annual Meeting of Stockholders. In addition, the Committee adopted a policy requiring Directors to hold shares of the Company's Common Stock equal to one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the option.

  Executive Officers

     The Committee established a stock holding policy for executive officers of the Company in 1996 that required executive officers to own a multiple of their compensation in shares of the Company's Common Stock. For the chief executive officer, the multiple was one times his base salary and reference bonus for the calendar year. For all other officers, the multiple was one times the officer's base salary. The Committee deemed it appropriate to permit officers to achieve these ownership levels over a three-year period. The policy was amended in 1998 to apply only to the chief executive officer.

     In order to assist officers in complying with the policy, the Committee also adopted in 1996 a stock holding assistance plan under which the Company was authorized to make interest-free loans to officers to enable them to purchase shares of the Common Stock in the open market. The loans are required to be repaid upon the earlier of demand or the fifth anniversary of the date of the loan, unless otherwise authorized by the Committee. This plan was also amended in 1998 to apply only to the chief executive officer. See "Relationship with Affiliates -- Stock Holding Assistance Plan."

     The Committee also has adopted a policy requiring its executive officers to hold shares of the Company's Common Stock acquired upon the exercise of stock options granted by the Company. Under this policy, executive officers are required to hold one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the options.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table summarizes compensation for services to the Company in all capacities awarded to, earned by or paid to the Company's Chief Executive Officer during 1997, the Company's current Chief Executive Officer and one other executive officer for the last three fiscal years. No other executive officer of the Company met the definition of "highly compensated" within the meaning of the Securities and Exchange Commission's executive compensation disclosure rules.

     The Company is required to appoint certain executive officers and full-time employees of Thermo Electron as executive officers of the Company, in accordance with the Thermo Electron Corporate Charter. The compensation for these executive officers is determined and paid entirely by Thermo Electron. The time and effort devoted by these individuals to the Company's affairs is provided to the Company under the Corporate Services Agreement between the Company and Thermo Electron. Accordingly, the compensation for these individuals is not reported in the following table.

                           SUMMARY COMPENSATION TABLE

                                                                    LONG TERM
                                                                   COMPENSATION
                                                              ----------------------
                                      ANNUAL COMPENSATION     SECURITIES UNDERLYING
         NAME AND           FISCAL    --------------------    OPTIONS (NO. OF SHARES       ALL OTHER
    PRINCIPAL POSITION       YEAR      SALARY      BONUS          AND COMPANY(1)        COMPENSATION(2)
    ------------------      ------    --------    --------    ----------------------    ---------------
Colin Maddix..............   1997     $186,000    $ 60,000            40,000(THI)           $ 8,360(4)
  President and Chief
  Executive Officer(3)

Barry S. Howe.............   1997     $150,000    $110,000             1,100(TMO)           $14,923(6)
  Former President and       1996     $145,000    $ 70,000
  Chief                                                               50,000(TBA)           $ 8,076(6)
  Executive Officer(5)                                                 1,500(TMO)
                                                                       2,000(TFG)
                                                                       2,000(TLT)
                                                                      15,000(TOC)
                                                                      90,000(TMQ)
                                                                       2,000(TSR)
                                                                       4,000(TXM)
                                                                       1,650(TMO)           $ 7,517
                             1995     $134,000    $ 65,000
                                                                       5,000(TLZ)

Donald W. Hanna...........   1997     $105,000    $ 23,000               400(TMO)           $ 5,677
  Vice President             1996     $100,000    $ 19,500            21,000(TBA)           $ 5,310
                                                                       7,500(TOC)
                                                                       5,000(TMQ)
                                                                          --                $ 7,461
                             1995     $ 95,000    $ 18,000

---------------

(1) In addition to receiving options to purchase Common Stock (designated in the table as TBA), executive officers of the Company have been granted options to purchase common stock of Thermo Electron and certain of Thermo Electron's other subsidiaries as part of Thermo Electron's stock option program. Options have been granted during the last three fiscal years to the named executive officers in the following Thermo Electron companies: Thermo Instrument (designated in the table as THI), Thermo Electron (designated in the table as TMO), Thermo Fibergen Inc. (designated in the table as TFG), ThermoLase Corporation (designated in the table as TLZ), ThermoLyte Corporation (designated in the table as TLT), Thermo Optek (designated in the table as TOC), ThermoQuest (designated in the table as TMQ), Thermo Sentron Inc. (designated in the table as TSR) and Trex Medical Corporation (designated in the table as TXM).

(2) Represents the amount of matching contributions made on behalf of the named executive officer by the individual's employer pursuant to the Thermo Electron 401(k) plan.

(3) Mr. Maddix succeeded Mr. Barry S. Howe as President and Chief Executive Officer on March 11, 1998 and therefore, the information in the table reflects compensation received in his capacity as President and Chief Executive Officer of the Clinical Products Group of LSI, from the date of its acquisition by Thermo Instrument in March 1997 through December 1997.

(4) Represents the amount of contributions made on behalf of Mr. Maddix under the Shandon Inc. Pension Plan.

(5) Mr. Howe resigned as President and Chief Executive Officer of the Company on March 11, 1998 to accept a position with ThermoSpectra Corporation as its President and Chief Executive Officer, and was succeeded in the position of President and Chief Executive Officer by Mr. Colin Maddix.

(6) In addition to the matching contribution referred to in footnote (2), such amounts include $8,173 and $1,444 for 1997 and 1996, respectively, which represent the amounts of compensation attributable to an interest-free loan provided to Mr. Howe pursuant to the Company's stock holding assistance plan. See "Relationship with Affiliates -- Stock Holding Assistance Plan."

STOCK OPTIONS GRANTED DURING FISCAL 1997

     The following table sets forth information concerning individual grants of stock options made during fiscal 1997 to the Company's current Chief Executive Officer, its former Chief Executive Officer and the other named executive officer. It has not been the Company's policy in the past to grant stock appreciation rights, and no such rights were granted during fiscal 1997.

                          OPTION GRANTS IN FISCAL 1997

                                                                                         POTENTIAL REALIZABLE
                                                                                           VALUE AT ASSUMED
                                                PERCENT OF                              ANNUAL RATES OF STOCK
                                              TOTAL OPTIONS                             PRICE APPRECIATION FOR
                       NUMBER OF SECURITIES     GRANTED TO     EXERCISE                     OPTION TERM(2)
                        UNDERLYING OPTIONS     EMPLOYEES IN    PRICE PER   EXPIRATION   ----------------------
NAME                        GRANTED(1)         FISCAL YEAR       SHARE        DATE         5%          10%
----                   --------------------   --------------   ---------   ----------   --------    ----------
Colin Maddix.........       40,000(THI)           5.30%(3)      $31.35      12/2/04     $510,400    $1,189,600
Barry S. Howe........        1,100(TMO)           0.08%(3)      $34.20       6/3/00     $  5,929    $   12,452
Donald W. Hanna......          400(TMO)           0.03%(3)      $34.20       6/3/00     $  2,156    $    4,528

(1) All of the options granted during the fiscal year are immediately exercisable as of the end of the fiscal year. In all cases, the shares acquired upon exercise are subject to repurchase by the granting corporation at the exercise price if the optionee ceases to be employed by the granting corporation or another Thermo Electron company. The granting corporation may exercise its repurchase rights within six months after the termination of the optionee's employment. The repurchase rights generally lapse ratably over a five-to ten-year period, depending on the option term, which may vary from seven to twelve years, provided that the optionee continues to be employed by the granting corporation or another Thermo Electron company. Certain options granted as a part of Thermo Electron's stock option program have three-year terms, and the repurchase right lapse in their entirety on the second anniversary of the grant date. The granting corporation may permit the holders of options to exercise options and satisfy tax withholding obligations by surrendering shares equal in fair market value to the exercise price or withholding obligation.

(2) The amounts shown in this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10%, compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock of the granting corporation, the option holders' continued employment through the option period and the date on which the options are exercised.

(3) These options were granted under stock option plans maintained by Thermo Electron companies other than the Company and accordingly are reported as a percentage of total options granted to employees of Thermo Electron and its subsidiaries.

STOCK OPTIONS EXERCISED DURING FISCAL 1997 AND FISCAL YEAR-END OPTION VALUES

     The following table reports certain information regarding stock option exercises during fiscal 1997 and outstanding stock options held at the end of fiscal 1997 by the Company's current Chief Executive Officer, its former Chief Executive Officer and the other named executive officer. No stock appreciation rights were exercised or were outstanding during fiscal 1997.

   AGGREGATED OPTION EXERCISES IN FISCAL 1997 AND FISCAL 1997 YEAR-END OPTION
                                     VALUES

                                                                           NUMBER OF
                                                                          UNEXERCISED
                                                                       OPTIONS AT FISCAL          VALUE OF
                                             SHARES                        YEAR-END             UNEXERCISED
                                           ACQUIRED ON      VALUE        (EXERCISABLE/          IN-THE-MONEY
NAME                   COMPANY              EXERCISE     REALIZED(1)   UNEXERCISABLE)(2)          OPTIONS
----                   -------             -----------   -----------   -----------------     -----------------
Colin Maddix.........  Thermo Instrument         --             --        40,000/   --       $      106,000/--
Barry S. Howe........  Thermo BioAnalysis        --             --        50,000/   --       $      475,000/--
                       Thermo Electron        5,700       $154,655        68,687/   --(3)    $    1,667,339/--
                       Thermedics                --             --         4,000/   --       $        1,852/--
                       Thermo Ecotek             --             --         6,000/   --       $       75,750/--
                       Thermo Fibergen           --             --         2,000/   --       $            0/--
                       Thermo Fibertek           --             --        15,750/   --       $      115,101/--
                       Thermo Instrument         --             --       111,327/   --       $    2,418,661/--
                       ThermoLase                --             --         5,000/   --       $            0/--
                       ThermoLyte                --             --            --/2,000                   --/$0(4)
                       Thermo Optek              --             --        15,000/   --       $       71,700/--
                       Thermo Power              --             --         4,000/   --       $            0/--
                       ThermoQuest               --             --        90,000/   --       $      450,000/--
                       Thermo Sentron            --             --         2,000/   --       $            0/--
                       ThermoSpectra             --             --         4,000/   --       $          252/--
                       Thermo TerraTech          --             --         4,000/   --       $            0/--
                       ThermoTrex                --             --         4,000/   --       $       29,200/--
                       Trex Medical              --             --         4,000/   --       $       12,500/--

Donald W. Hanna......  Thermo BioAnalysis        --             --        21,000/   --       $      199,500/--
                       Thermo Electron        2,100       $ 60,722        18,398/   --(3)    $      463,524/--
                       Thermo Instrument         --             --        18,750/   --       $      396,001/--
                       Thermo Optek              --             --         7,500/   --       $       35,850/--
                       ThermoQuest               --             --         5,000/   --       $       25,000/--
                       ThermoSpectra             --             --         1,500/   --       $           95/--

---------------
(1) Amounts shown in this column do not necessarily represent actual value realized from the sale of the shares acquired upon exercise of the option because in many cases the shares are not sold on exercise but continue to be held by the executive officer exercising the option. The amounts shown represent the difference between the option exercise price and the market price on the date of exercise, which is the amount that would have been realized if the shares had been sold immediately upon exercise.

(2) All of the options reported outstanding at the end of the fiscal year were immediately exercisable as of fiscal year end, except the options to purchase shares of the common stock of ThermoLyte Corporation, which are not exercisable until the earlier of (i) 90 days after the effective date of the registration of that company's common stock under Section 12 of the Exchange Act and (ii) nine years after the grant date. In all cases, the shares acquired upon exercise of the options reported in the table are subject to repurchase by the granting corporation at the exercise price if the optionee ceases to be employed by such corporation or another Thermo Electron company. The granting corporation may exercise its repurchase rights within six months after the termination of the optionee's employment. For companies whose shares are not publicly traded, such as ThermoLyte Corporation, the repurchase rights lapse in their entirety on the ninth anniversary of the grant date. Certain options granted as a part of Thermo Electron's stock option program have three-year terms, and the repurchase rights lapse in their entirety on the second anniversary of the grant date. For publicly traded companies, the repurchase rights generally lapse ratably over a five- to ten-year period, depending on the option term, which may vary from seven to twelve years, provided that the optionee continues to be employed by the granting corporation or another Thermo Electron company.

(3) Options to purchase 22,500 and 11,250 shares of the common stock of Thermo Electron granted to Mr. Howe and Mr. Hanna, respectively, are subject to the same terms described in footnote (2), except that the repurchase rights of the granting corporation generally do not lapse until the tenth anniversary of the grant date. In the event of the employee's death or involuntary termination prior to the tenth anniversary of the grant date, the repurchase rights of the granting corporation shall be deemed to have lapsed ratably over a five-year period commencing with the fifth anniversary of the grant date.

(4) No public market existed for the shares underlying these options as of fiscal year end. Accordingly, no value in excess of the exercise price has been attributed to these options.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDER

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of April 30, 1998 with respect to the only person that was known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock.

   NAME AND ADDRESS                                      NUMBER OF SHARES     PERCENTAGE OF OUTSTANDING
 OF BENEFICIAL OWNER                                    BENEFICIALLY OWNED    SHARES BENEFICIALLY OWNED
 -------------------                                    ------------------    -------------------------
Thermo Electron Corporation(1)........................      12,031,440                  85.2%
  81 Wyman Street
  Waltham, MA 02254-9046

---------------
(1) Thermo Electron beneficially owned 85.2% of the Common Stock outstanding as of April 30, 1998, of which 76.7% is owned through Thermo Instrument and 8.5% is owned directly. Includes 3,030,303 shares of Common Stock that Thermo Electron, through Thermo Instrument, has the right to acquire through the conversion of the Convertible Note. Thermo Electron, through Thermo Instrument, has the power to elect all of the members of the Company's Board of Directors. After the sale of the Common Stock in this offering and the issuance of 3,007,930 shares of Common Stock in connection with the Company's acquisition of the Clinical Products Group of LSI, Thermo Electron will beneficially own approximately 75.9% of the outstanding Common Stock (73.8% if the Underwriters' over-allotment option is exercised in full).

MANAGEMENT

     The following table sets forth the beneficial ownership of Common Stock, as well as the common stock of Thermo Instrument, the Company's parent company, and of Thermo Electron, Thermo Instrument's parent company, as of March 1, 1998, with respect to (i) each Director, (ii) each executive officer named in the summary compensation table under the heading "Compensation of Executive Officers" and (iii) all Directors and current executive officers as a group.

     While certain Directors and executive officers of the Company are also directors and executive officers of Thermo Electron or its subsidiaries other than the Company, all such persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by Thermo Electron.

                                             THERMO BIOANALYSIS    THERMO INSTRUMENT    THERMO ELECTRON
                  NAME(1)                      CORPORATION(2)       SYSTEMS INC.(3)     CORPORATION(4)
                  -------                    ------------------    -----------------    ---------------
Elias P. Gyftopoulos.......................          15,000               58,766              72,067
Donald W. Hanna............................          21,000               19,557              20,645
Barry S. Howe..............................          64,900              125,422              77,670
Earl R. Lewis..............................          72,500              203,726              84,037
Colin Maddix(5)............................               0               40,000                   0
Jonathan W. Painter........................          15,000                7,188              28,537
Arvin H. Smith.............................          39,000              539,583             519,038
Arnold N. Weinberg.........................          15,892                    0                   0
All Directors and current executive
  officers as a group (10 persons).........         286,492            1,101,832           1,614,821

---------------
(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.

(2) Shares of the Common Stock beneficially owned by Dr. Gyftopoulos, Mr. Hanna, Mr. Howe, Mr. Lewis, Mr. Painter, Mr. Smith, Dr. Weinberg and all Directors and current executive officers as a group include 15,000, 21,000, 50,000, 15,000, 20,000, 15,000 and 206,200 shares, respectively, that such person or group has the right to acquire within 60 days of March 1, 1998, through the exercise of stock options. Shares of the Common Stock beneficially owned by Dr. Weinberg and all directors and current executive officers as a group include 892 full shares allocated to Dr. Weinberg's account under the Company's deferred compensation plan for directors. Shares of the Common Stock beneficially owned by Mr. Howe include 600 shares held in custodial accounts for the benefit of two minor children. Shares of the Common Stock beneficially owned by Mr. Lewis include 1,000 shares held by Mr. Lewis's spouse. No director or executive officer beneficially owned more than 1% of the Common Stock outstanding as of March 1, 1998; all Directors and current executive officers as a group beneficially owned 2.6% of the Common Stock outstanding as of such date.

(3) The shares of the common stock of Thermo Instrument shown in the table reflect a five-for-four split of such stock distributed in October 1997 in the form of a 25% stock dividend. Shares of the common stock of Thermo Instrument beneficially owned by Dr. Gyftopoulos, Mr. Hanna, Mr. Howe, Mr. Lewis, Mr. Maddix, Mr. Painter, Mr. Smith and all Directors and current executive officers as a group include 18,075, 18,750, 111,327, 172,085, 40,000, 7,031, 292,698 and 749,298 shares, respectively, that such person or group had the right to acquire within 60 days after March 1, 1998, through the exercise of stock options. Shares of the common stock of Thermo Instrument beneficially owned by Mr. Painter, Mr. Smith and all directors and current executive officers as a group include 157, 663 and 1,976 shares, respectively, allocated through March 1, 1998, to their respective accounts maintained pursuant to Thermo Electron's employee stock ownership plan, of which the Trustees, who have investment power over its assets, are executive officers of Thermo Electron (the "ESOP"). Shares of the common stock of Thermo Instrument beneficially owned by Mr. Howe include 2,450 shares held in a trust of which he is a trustee. Shares of the common stock of Thermo Instrument beneficially owned by Mr. Lewis include 2,987 shares held by his spouse. No Director or executive officer beneficially owned more than 1% of the common stock of Thermo Instrument outstanding as of March 1, 1998; all Directors and current executive officers as a group beneficially owned less than 1% of the common stock outstanding as of such date.

(4) Shares of the common stock of Thermo Electron beneficially owned by Dr. Gyftopoulos, Mr. Hanna, Mr. Howe, Mr. Lewis, Mr. Painter, Mr. Smith and all Directors and current executive officers as a group include 10,375, 18,398, 68,687, 84,037, 22,775, 228,411 and 1,138,155 full shares, respectively, that such person or group has the right to acquire within 60 days of March 1, 1998, through the exercise of stock options. Shares of the common stock of Thermo Electron beneficially owned by Mr. Painter, Mr. Smith and all current Directors and executive officers as a group include 590, 1,717 and 5,769 full shares, respectively, allocated to accounts maintained pursuant to the ESOP. Shares of the common stock of Thermo Electron beneficially owned by Mr. Howe include 200 shares held in custodial accounts for the benefit of two minor children. No director or executive officer beneficially owned more than 1% of the common stock of Thermo Electron outstanding as of March 1, 1998; all Directors and current executive officers as a group beneficially owned 1% of the Thermo Electron common stock outstanding as of such date.

(5)  Information as to Mr. Maddix's ownership is reported as of March 11, 1998.

                          DESCRIPTION OF CAPITAL STOCK

     As of June 10, 1998, the Company had 25,000,000 shares of Common Stock authorized for issuance, of which 11,085,918 were issued and outstanding. Each share of Common Stock is entitled to pro rata participation in distributions upon liquidation and to one vote on all matters submitted to a vote of stockholders. Dividends may be paid to the holders of Common Stock when and if declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock have no preemptive or similar rights. The outstanding shares of Common Stock are, and the shares offered hereby when issued will be, legally issued, fully paid and nonassessable.

     The shares of Common Stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting can elect all the Directors if they so choose, and in such event, the holders of the remaining shares cannot elect any Directors. Prior to this offering, Thermo Instrument owned 7,798,000 shares and Thermo Electron owned 1,203,137 shares of Common Stock, which collectively represented approximately 81.2% of the outstanding Common Stock. Upon completion of this offering and the issuance of 3,007,930 shares of Common Stock to Thermo Instrument in connection with the Company's acquisition of the Clinical Products Group of LSI, Thermo Instrument and Thermo Electron collectively will continue to own approximately 71.9% (assuming no conversion of the Convertible Note) of the outstanding Common Stock, and will have the power to elect all of the members of the Company's Board of Directors.

     The Company's Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of Directors. The provisions eliminate a Director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts or omissions that involve intentional misconduct or a knowing violation of law. The Company's Certificate of Incorporation also contains provisions to indemnify the Directors and officers of the Company to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as Directors and officers.

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement, dated June 16, 1998 (the "Underwriting Agreement"), the Company has agreed to sell to each of the entities named below (the "Underwriters") and each of the Underwriters, for whom Smith Barney Inc., CIBC Oppenheimer Corp., Lehman Brothers Inc. and Prudential Securities Incorporated are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite its name below:

                                                                   NUMBER OF
                        UNDERWRITERS                                 SHARES
                        ------------                               ---------
Smith Barney Inc............................................       1,000,000
CIBC Oppenheimer Corp.......................................       1,000,000
Lehman Brothers Inc.........................................       1,000,000
Prudential Securities Incorporated..........................       1,000,000
                                                                   ---------
     Total..................................................       4,000,000
                                                                   =========

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Company has been advised by the Representatives that the Underwriters propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession not in excess of $0.37 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 600,000 additional shares of Common Stock at the price to public set forth on the cover page of the Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in the table.

     The Company, Thermo Electron and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company and Thermo Electron have agreed that they will not, and Thermo Electron has agreed to cause Thermo Instrument not to, without the prior written consent of Smith Barney Inc., on behalf of the Underwriters, for a period of 180 days after the date of this Prospectus, offer, sell or contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company, Thermo Electron or any subsidiary of Thermo Electron or any person in privity with the Company, Thermo Electron or any subsidiary of Thermo Electron) directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock (except for the issuance of shares of Common Stock pursuant to existing stock option, purchase and compensation plans, or upon conversion of any currently outstanding convertible securities or the issuance of shares of Common Stock as consideration for the acquisition of one or more businesses provided that such Common Stock may not be resold prior to the expiration of the 180 day period referenced above, or sales of shares of Common Stock by the Company to Thermo Instrument), or sell or grant options, rights or warrants with respect to any shares of Common Stock (other than the grant of options pursuant to existing stock option, purchase and compensation plans), otherwise than in accordance with the Underwriting Agreement or as contemplated herein.

     The Representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which create a syndicate short position. Stabilizing transactions permit bids for and purchases of the Common Stock for the purpose of preventing or retarding a decline in the market price of the Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the AMEX or otherwise and, if commenced, may be discontinued at any time.

     Certain of the Underwriters from time to time have rendered various investment banking services to the Company, Thermo Electron and their affiliates and received customary compensation therefor.

                                 LEGAL OPINIONS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Seth H. Hoogasian, Esq., General Counsel and an officer of Thermo Electron, Thermo Instrument and the Company, and certain legal matters will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. Mr. Hoogasian owns or has the right to acquire 3,000 shares of Common Stock of the Company, 20,986 shares of common stock of Thermo Instrument and 102,328 shares of common stock of Thermo Electron.

                                    EXPERTS

     The financial statements of the Company, the DYNEX Technologies division of Dynatech Corporation and the Clinical Products Group of LSI included in this Prospectus, and the financial statement schedule included in the Registration Statement of which this Prospectus forms a part, have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The balance sheets as of March 31, 1995 and February 7, 1996 and the statements of income, retained earnings and cash flows for the years ended March 31, 1994 and 1995 and the period from April 1, 1995 through February 7, 1996 of Dynatech Medical Products Limited, referred to in this Prospectus, have been referenced in reliance on the report of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The combined financial statements of the Biosystems Group of LSI for each of the three years in the period ended December 31, 1996 included in the Registration Statement of which this Prospectus forms a part have been included in reliance upon the report of KPMG Audit Plc, chartered accountants, and upon the authority of said firm as experts in accounting and auditing. The Company has agreed to indemnify KPMG Audit Plc for losses, claims, damages, or liabilities that KPMG Audit Plc may become subject to in defending itself against litigation resulting from its consenting to the inclusion of its report on the combined financial statements of the Biosystems Group of LSI in the Registration Statement of which this Prospectus forms a part. Such indemnification, however, shall not apply to the extent that such losses, claims, damages, or liabilities result from a court adjudication that KPMG Audit Plc is guilty of professional malpractice.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at 7 World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The address of such Web site is http://www.sec.gov. The Common Stock is listed on the AMEX, and such material that relates to the Company may also be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

     The Company has filed with the Commission a registration statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the securities offered hereby, and of which this Prospectus constitutes a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement.

                         INDEX TO FINANCIAL STATEMENTS

THERMO BIOANALYSIS CORPORATION
     Report of Independent Public Accountants................................................  F-2
     Consolidated Statement of Operations for the years ended December 30, 1995, December 28,
      1996 and January 3, 1998 and for the three months ended March 29, 1997 and April 4,
      1998...................................................................................  F-3
     Consolidated Balance Sheet as of December 28, 1996, January 3, 1998 and April 4, 1998...  F-4
     Consolidated Statement of Cash Flows for the years ended December 30, 1995,
      December 28, 1996 and January 3, 1998 and for the three months ended March 29, 1997 and April 4, 1998......................................................................  F-5
     Consolidated Statement of Shareholders' Investment for the years ended December 30, 1995,
      December 28, 1996 and January 3, 1998 and for the three months ended April 4, 1998.....  F-6
     Notes to Consolidated Financial Statements..............................................  F-7
DYNEX TECHNOLOGIES DIVISION OF DYNATECH CORPORATION
     Reports of Independent Public Accountants...............................................  F-22
     Consolidated Statement of Operations for the years ended March 31, 1994 and 1995 and for the period from April 1, 1995 through February 7, 1996.........................  F-24
     Consolidated Balance Sheet as of March 31, 1995 and February 7, 1996....................  F-25
     Consolidated Statement of Cash Flows for the years ended March 31, 1994 and 1995 and for the period from April 1, 1995 through February 7, 1996................  F-26
     Consolidated Statement of Shareholder's Investment for the years ended March 31, 1994 and 1995 and for the period from April 1, 1995 through February 7, 1996................  F-27
     Notes to Consolidated Financial Statements..............................................  F-28
BIOSYSTEMS GROUP OF LIFE SCIENCES INTERNATIONAL PLC
     Auditors' Report........................................................................  F-33
     Combined Profit and Loss Accounts for the three years ended December 31, 1996...........  F-34
     Combined Statements of Total Recognised Gains and Losses for the three years ended
      December 31, 1996......................................................................  F-35
     Combined Balance Sheets at December 31, 1995 and 1996...................................  F-36
     Combined Cash Flow Statements for the three years ended December 31, 1996...............  F-37
     Notes to the Combined Financial Statements..............................................  F-38
CLINICAL PRODUCTS GROUP OF LIFE SCIENCES INTERNATIONAL PLC
     Report of Independent Public Accountants................................................  F-53
     Combined Statement of Operations for the years ended December 31, 1995 and 1996 and the period from January 1, 1997 through March 12, 1997................................  F-54
     Combined Balance Sheet as of December 31, 1995 and 1996.................................  F-55
     Combined Statement of Cash Flows for the years ended December 31, 1995 and 1996 and the period from January 1, 1997 through March 12, 1997...................  F-56
     Combined Statement of Shareholder's Investment for the years ended December 31, 1995 and 1996 and the period from January 1, 1997 through March 12, 1997...................  F-57
     Notes to Combined Financial Statements..................................................  F-58
PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION OF THERMO BIOANALYSIS CORPORATION, THE
 BIOSYSTEMS GROUP OF LIFE SCIENCES INTERNATIONAL PLC AND THE CLINICAL PRODUCTS GROUP OF LIFE
 SCIENCES INTERNATIONAL PLC (UNAUDITED)
     Pro Forma Combined Condensed Statement of Operations for the year ended
      January 3, 1998........................................................................  F-65
     Notes to Pro Forma Combined Condensed Statement of Operations...........................  F-67

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Thermo BioAnalysis Corporation:

     We have audited the accompanying consolidated balance sheet of Thermo BioAnalysis Corporation (a Delaware corporation and 77%-owned subsidiary of Thermo Instrument Systems Inc.) and subsidiaries as of December 28, 1996 and January 3, 1998, and the related consolidated statements of operations, cash flows, and shareholders' investment for each of the three years in the period ended January 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo BioAnalysis Corporation and subsidiaries as of December 28, 1996 and January 3, 1998 and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
May 5, 1998

                         THERMO BIOANALYSIS CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                            THREE MONTHS ENDED
                                                                          -----------------------
                                                                           MARCH 29,     APRIL 4,
                                            1995      1996       1997         1997         1998
                                           -------   -------   --------   ------------   --------
                                                                                (UNAUDITED)
Revenues (includes $1,834, $6,298,
  $16,667, $962 and $698 from affiliated
  companies; Notes 6 and 8)..............  $22,534   $71,649   $201,998     $26,801      $54,434
                                           -------   -------   --------     -------      -------
Costs and Operating Expenses:
  Cost of revenues (includes $797,
     $1,842, $9,272, $379 and $426 for
     revenues from affiliated companies;
     Note 6).............................   13,036    37,807    102,826      13,848       26,583
  Selling, general and administrative
     expenses (Note 6)...................    4,804    20,987     61,946       7,985       17,899
  Research and development expenses......    1,325     7,298     14,057       2,352        3,923
  Write-off of acquired technology (Note
     2)..................................       --     3,500         --          --           --
                                           -------   -------   --------     -------      -------
                                            19,165    69,592    178,829      24,185       48,405
                                           -------   -------   --------     -------      -------
Operating Income.........................    3,369     2,057     23,169       2,616        6,029
Interest Income..........................      819     1,280      2,431         725          998
Interest Expense (includes $0, $0,
  $7,624, $771 and $1,865 to related
  party; Note 6).........................       --    (1,873)    (7,725)       (856)      (2,003)
                                           -------   -------   --------     -------      -------
Income Before Provision for Income
  Taxes..................................    4,188     1,464     17,875       2,485        5,024
Provision for Income Taxes (Note 4)......    1,674     1,900      6,535         903        1,822
                                           -------   -------   --------     -------      -------
Net Income (Loss)........................  $ 2,514   $  (436)  $ 11,340     $ 1,582      $ 3,202
                                           =======   =======   ========     =======      =======
Earnings (Loss) per Share (Note 9):
  Basic..................................  $   .33   $  (.05)  $    .86     $   .15      $   .23
                                           =======   =======   ========     =======      =======
  Diluted................................  $   .33   $  (.05)  $    .79     $   .14      $   .21
                                           =======   =======   ========     =======      =======
Weighted Average Shares (Note 9):
  Basic..................................    7,694     8,542     13,232      10,624       14,086
                                           =======   =======   ========     =======      =======
  Diluted................................    7,694     8,542     16,367      13,694       17,299
                                           =======   =======   ========     =======      =======

  The accompanying notes are an integral part of these consolidated financial statements.

                         THERMO BIOANALYSIS CORPORATION

                           CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                          APRIL 4,
                                                                1996         1997           1998
                                                              --------    -----------     --------
                                                                                         (UNAUDITED)
                                                                                          --------
                             ASSETS
Current Assets:
  Cash and cash equivalents (includes $39,649, $10,158 and
    $13,012 under repurchase agreement with affiliated
    company)................................................  $ 45,476     $ 39,704       $ 43,526
  Accounts receivable, less allowances of $991, $6,232 and
    $5,926..................................................    17,265       47,210         45,146
  Inventories...............................................    14,592       38,635         39,282
  Prepaid income taxes (Note 4).............................     2,319        8,484          8,475
  Prepaid expenses and other current assets.................       618        4,221          5,446
  Due from parent company and affiliates....................       965           --             --
                                                              --------     --------       --------
                                                                81,235      138,254        141,875
                                                              --------     --------       --------
Property, Plant and Equipment, at Cost, Net.................     5,547       22,967         22,160
                                                              --------     --------       --------
Other Assets................................................     3,098        2,712          2,397
                                                              --------     --------       --------
Cost in Excess of Net Assets of Acquired Companies (Note
  2)........................................................    33,117      158,506        158,434
                                                              --------     --------       --------
                                                              $122,997     $322,439       $324,866
                                                              ========     ========       ========
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
  Borrowings under overdraft facility.......................  $     --     $  2,465       $  3,190
  Accounts payable..........................................     4,282       12,596         12,618
  Accrued payroll and employee benefits.....................     2,616        8,482          6,504
  Accrued income taxes......................................     2,775        6,097          5,550
  Accrued acquisition expenses (Note 2).....................     1,857        5,110          4,198
  Other accrued expenses....................................     5,794       13,482         13,651
  Deferred revenue..........................................     4,161        3,675          4,821
  Due to parent company and affiliated companies (Note 2)...        --       35,846         38,371
                                                              --------     --------       --------
                                                                21,485       87,753         88,903
                                                              --------     --------       --------
Deferred Income Taxes (Note 4)..............................       196          139            139
                                                              --------     --------       --------
Long-term Obligations:
  Note payable to parent company (Note 6)...................        --       50,000         50,000
  Subordinated convertible note, due to parent company (Note
    6)......................................................    50,000       50,000         50,000
  Other.....................................................        --          204            198
                                                              --------     --------       --------
                                                                50,000      100,204        100,198
                                                              --------     --------       --------
Commitments and Contingency (Note 5)
Shareholders' Investment (Notes 2, 3 and 7):
  Common stock, $.01 par value, 25,000,000 shares
    authorized; 9,771,500, 14,081,448 and 14,091,470 shares
    issued..................................................        98          141            141
  Capital in excess of par value............................    47,882      131,483        131,585
  Retained earnings.........................................     1,707        9,633         11,788
  Treasury stock at cost, 392 shares in 1998................        --           --             (7)
  Cumulative translation adjustment.........................     1,629       (6,914)        (7,881)
                                                              --------     --------       --------
                                                                51,316      134,343        135,626
                                                              --------     --------       --------
                                                              $122,997     $322,439       $324,866
                                                              ========     ========       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                         THERMO BIOANALYSIS CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                 THREE MONTHS ENDED
                                                                                                --------------------
                                                                                                MARCH 29,   APRIL 4,
                                                               1995        1996        1997       1997        1998
                                                              -------    --------    --------   ---------   --------
                                                                                                    (UNAUDITED)
OPERATING ACTIVITIES:
  Net income (loss).........................................  $ 2,514    $   (436)   $ 11,340   $  1,582    $  3,202
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
      Depreciation and amortization.........................      346       3,002       9,452      1,178       2,760
      Provision for losses on accounts receivable...........       --         210         606         10           5
      Deferred income tax expense (benefit).................      (60)         10        (948)        --          --
      Write-off of acquired technology (Note 2).............       --       3,500          --         --          --
      Changes in current accounts, excluding the effects of
        acquisitions:
        Accounts receivable.................................      388      (2,091)    (11,330)     2,749       2,062
        Inventories.........................................     (303)        548       1,970     (3,370)     (1,407)
        Other current assets................................     (698)        817       2,065     (2,179)     (1,136)
        Accounts payable....................................     (384)      1,706         145        450          29
        Due to/from parent company and affiliates...........     (781)       (264)      6,913     (2,334)    (10,342)
        Other current liabilities...........................      740       1,587      (3,519)     3,404         728
      Other.................................................       --          34          47         --          --
                                                              -------    --------    --------   --------    --------
          Net cash provided by (used in) operating
            activities......................................    1,762       8,623      16,741      1,490      (4,099)
                                                              -------    --------    --------   --------    --------
INVESTING ACTIVITIES:
  Acquisitions, net of cash acquired in 1996 (Note 2).......       --     (50,698)    (41,053)        --          --
  Cash acquired through acquisitions from Thermo Instrument
    in 1997 (Note 2)........................................       --          --      23,995     23,995          --
  Adjustment to acquisition purchase price (Note 2).........       --          --         955         --       9,075
  Purchases of property, plant and equipment................     (313)     (1,476)     (4,535)      (468)     (1,851)
  Proceeds from sale of property, plant and equipment.......       --          --         665         --          --
  Other.....................................................     (183)         --        (103)        --         220
                                                              -------    --------    --------   --------    --------
          Net cash provided by (used in) investing
            activities......................................     (496)    (52,174)    (20,076)    23,527       7,444
                                                              -------    --------    --------   --------    --------
FINANCING ACTIVITIES:
  Net proceeds from issuance of Company common stock (Note
    7)......................................................   14,918      20,782          21         --          95
  Proceeds from issuance of subordinated convertible note to
    parent company (Note 6).................................       --      50,000          --         --          --
  Proceeds from issuance of note payable to Thermo Electron
    (Note 6)................................................       --      30,000          --         --          --
  Repayment of note payable to Thermo Electron (Note 6).....       --     (30,000)         --         --          --
  Increase in bank overdraft facility, net..................       --          --       2,465        219         725
  Repayment of long-term debt...............................       --          --      (2,220)      (240)         --
  Transfer from parent company to fund income tax
    payments................................................    1,930          --          --         --          --
  Net transfer to parent company............................     (383)         --          --         --          --
  Other.....................................................       --          58          --         --          --
                                                              -------    --------    --------   --------    --------
          Net cash provided by (used in) financing
            activities......................................   16,465      70,840         266        (21)        820
                                                              -------    --------    --------   --------    --------
  Exchange Rate Effect on Cash..............................       (5)        440      (2,703)       732        (343)
                                                              -------    --------    --------   --------    --------
  Increase (Decrease) in Cash and Cash Equivalents..........   17,726      27,729      (5,772)    25,728       3,822
  Cash and Cash Equivalents at Beginning of Period..........       21      17,747      45,476     45,476      39,704
                                                              -------    --------    --------   --------    --------
  Cash and Cash Equivalents at End of Period................  $17,747    $ 45,476    $ 39,704   $ 71,204    $ 43,526
                                                              =======    ========    ========   ========    ========
CASH PAID FOR:
  Interest..................................................  $    --    $  1,848    $  7,736   $    609    $  1,324
                                                              =======    ========    ========   ========    ========
  Income taxes..............................................  $ 1,930    $    536    $  5,718   $    693    $  2,359
                                                              =======    ========    ========   ========    ========
NONCASH INVESTING ACTIVITIES (NOTE 2):
  Fair value of assets of acquired companies, including cash acquired of $23,995 in 1997 and the three months ended
    March 29, 1997..........................................  $    --    $ 68,356    $242,374   $242,374          --
  Cash paid for acquired companies..........................       --     (52,191)    (41,053)        --          --
  Issuance of Company common stock for acquired companies...       --          --     (83,533)   (83,533)         --
  Promissory note payable to parent company for acquired
    companies...............................................       --          --     (50,000)   (50,000)         --
  Debt payable to parent company for acquired companies.....       --          --     (37,861)   (78,914)         --
  Adjustments to purchase price due from parent company for
    acquired companies......................................       --          --       9,075      9,075          --
                                                              -------    --------    --------   --------    --------
      Liabilities assumed of acquired companies.............  $    --    $ 16,165    $ 39,002   $ 39,002    $     --
                                                              =======    ========    ========   ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                         THERMO BIOANALYSIS CORPORATION

               CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT
                                 (IN THOUSANDS)

                                                              COMMON
                                                              STOCK,
                                               NET PARENT      $.01     CAPITAL IN                             CUMULATIVE
                                                 COMPANY       PAR       EXCESS OF     RETAINED    TREASURY    TRANSLATION
                                               INVESTMENT     VALUE      PAR VALUE     EARNINGS     STOCK      ADJUSTMENT
                                               -----------    ------    -----------    --------    --------    -----------
BALANCE DECEMBER 31, 1994....................   $ 10,162       $ --      $     --      $    --      $   --       $    --
Net income prior to capitalization of
  Company....................................        371         --            --           --          --            --
Net transfer from parent company.............      1,547         --            --           --          --            --
Capitalization of Company....................    (12,080)        65        12,015           --          --            --
Net proceeds from issuance                            --         16        14,902           --          --            --
  of Company common stock
  (Note 7)...................................
Net income after capitalization of
  Company....................................         --         --            --        2,143          --            --
Translation adjustment.......................         --         --            --           --          --             5
                                                --------       ----      --------      -------      ------       -------
BALANCE DECEMBER 30, 1995....................         --         81        26,917        2,143          --             5
Net loss.....................................         --         --            --         (436)         --            --
Net proceeds from issuance of                         --         17        20,765           --          --            --
  Company common stock (Note 7)..............
Tax benefit related to employees' and                 --         --           200           --          --            --
  directors' stock plans.....................
Translation adjustment.......................         --         --            --           --          --         1,624
                                                --------       ----      --------      -------      ------       -------
BALANCE DECEMBER 28, 1996....................         --         98        47,882        1,707          --         1,629
Net income...................................         --         --            --       11,340          --            --
Deemed distribution to parent company for the         --         --            --       (3,414)         --            --
  acquisition of the Clinical Products Group
  of LSI (Note 2)............................
Issuance of Company common stock under                --         --            21           --          --            --
  employees' and directors' stock plans......
Tax benefit related to employees' and                 --         --            90           --          --            --
  directors' stock plans.....................
Issuance of Company common stock for the              --         13        16,855           --          --            --
  acquisition of the Biosystems Group of LSI
  (Note 2)...................................
Company common stock issuable for the                 --         30        66,635           --          --            --
  acquisition of the Clinical Products Group
  of LSI (Note 2)............................
Translation adjustment.......................         --         --            --           --          --        (8,543)
                                                --------       ----      --------      -------      ------       -------
BALANCE JANUARY 3, 1998......................         --        141       131,483        9,633          --        (6,914)

                                                                              (UNAUDITED)
Net income...................................         --         --            --        3,202          --           --
Deemed distribution to parent company for the         --         --            --       (1,047)         --           --
  acquisition of the Clinical Products Group
  of LSI.....................................
Issuance of Company common stock under                --         --           102           --          (7)
  employees' and directors' stock plans......
Translation adjustment.......................         --         --            --           --          --         (967)
                                                --------       ----      --------      -------      ------      -------
BALANCE APRIL 4, 1998........................   $     --       $141      $131,585      $11,788      $   (7)     $(7,881)
                                                ========       ====      ========      =======      ======      =======

  The accompanying notes are an integral part of these consolidated financial statements.

                         THERMO BIOANALYSIS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations

     The Company has three principal product lines: biomolecular instruments and consumables, clinical laboratory equipment and supplies and information management systems. The Company's biomolecular instruments and consumables are based on proprietary immunoassay, optical biosensor, polymerase chain reaction ("PCR"), MALDI-TOF mass spectometry, DNA amplification and capillary electrophoresis ("CE") technologies, and are used in pharmaceutical and biopharmaceutical research, as well as for clinical laboratory testing and diagnosis of patient samples. The Company's clinical laboratory business supplies a range of equipment and consumables with applications in cytology, histology, and pathology. The Company's information management systems business designs, implements and supports laboratory information management systems ("LIMS") and chromatography data systems for use in laboratories, industrial applications and clinical testing facilities.

 Relationship With Thermo Instrument Systems Inc. and Thermo Electron
 Corporation

     The Company was incorporated in February 1995 as a wholly owned subsidiary of Thermo Instrument Systems Inc., at which time Thermo Instrument transferred to the Company the assets related to certain elements of its Thermo Separation Products Inc. CE product line, its Finnigan MAT Ltd. MALDI-TOF division and its Eberline Instruments health physics instrumentation division in exchange for 6,500,000 shares of the Company's common stock. As of January 3, 1998, Thermo Instrument owned 10,806,930 shares of the Company's common stock, representing 77% of such stock outstanding. Such shares include the 1,300,000 shares issued to Thermo Instrument in connection with the acquisition of the Labsystems OY and Hybaid divisions of LSI and 3,007,930 shares issuable to Thermo Instrument in connection with the acquisition of the Clinical Products Group of LSI (Note 2). Thermo Instrument is an 82%-owned subsidiary of Thermo Electron Corporation. As of January 3, 1998, Thermo Electron owned 788,967 shares of the Company's common stock, representing 6% of such stock outstanding.

  Principles of Consolidation

     The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

  Fiscal Year

     The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1995, 1996 and 1997 are for the fiscal years ended December 30, 1995, December 28, 1996 and January 3, 1998, respectively. Fiscal year 1995 and 1996 each included 52 weeks; 1997 included 53 weeks.

  Revenue Recognition

     The Company recognizes revenue upon shipment of its products. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. The Company recognizes revenue from service contracts over the respective terms of the contracts. Information management systems revenue is recognized upon execution of the license agreement and delivery of the software when any ongoing service commitments are not critical to the functionality of the software; otherwise revenue on both the service and software components is recognized based on long-term contract accounting. Revenue from software maintenance contracts, including amounts bundled in initial software licenses, is recognized ratably over the term of the contract. Deferred revenue in the accompanying 1997 balance sheet consists of unearned revenue on service contracts and maintenance contracts, which will be recognized within one year.

                         THERMO BIOANALYSIS CORPORATION

  Software Development Costs

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," software development costs are expensed as incurred until technological feasibility has been established. The Company believes that, under its current process for developing software, the software is essentially completed concurrently with the establishment of technological feasibility. Accordingly, no software development costs have been capitalized except for software recorded in connection with an acquisition (see "Other Assets").

  Stock-based Compensation Plans

     The Company applies Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 3). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

  Income Taxes

     In the period prior to the Company's initial public offering, the Company and Thermo Instrument were included in Thermo Electron's consolidated federal and certain state income tax returns. Subsequent to the Company's initial public offering in September 1996, Thermo Instrument's equity ownership of the Company was reduced below 80%, and as a result, the Company is required to file its own federal income tax return.

     In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

  Earnings (Loss) per Share

     During the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings per Share" (Note 9). As a result, all previously reported earnings per share have been restated; however, basic and diluted loss per share equal the Company's previously reported loss per share for 1996. Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share have been computed assuming the conversion of convertible obligations and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects. For periods prior to the Company's February 1995 capitalization, shares issued in connection with such capitalization have been shown as outstanding for purposes of computing earnings per share.

  Cash and Cash Equivalents and Overdraft Facility

     At year-end 1996 and 1997, $39,649,000 and $10,158,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, commercial paper, U.S. government-agency securities, money market funds and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Cash equivalents are carried at cost, which approximates market value.

                         THERMO BIOANALYSIS CORPORATION

     Beginning in 1997, the Company has an overdraft facility for use by certain of its European subsidiaries. As of January 3, 1998, the Company had $2,465,000 outstanding under the facility, the repayment of which was guaranteed by Thermo Electron. Borrowings under the facility carried an interest rate of 7.2% during 1997.

  Inventories

     Inventories are stated at the lower of cost (on a weighted average basis) or market value and include materials, labor and manufacturing overhead. The components of inventories are as follows:

                                                               1996       1997
                                                              -------    -------
                                                                (IN THOUSANDS)
Raw materials and supplies..................................  $ 7,473    $12,818
Work in process.............................................    1,064      3,238
Finished goods..............................................    6,055     22,579
                                                              -------    -------
                                                              $14,592    $38,635
                                                              =======    =======

  Property, Plant and Equipment

     The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 15 to 30 years; machinery and equipment, 2 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant and equipment consists of the following:

                                                               1996       1997
                                                              -------    -------
                                                                (IN THOUSANDS)
Land........................................................  $   285    $   602
Buildings...................................................    2,603      6,659
Machinery, equipment and leasehold improvements.............    9,241     27,144
                                                              -------    -------
                                                               12,129     34,405
Less: Accumulated depreciation and amortization.............    6,582     11,438
                                                              -------    -------
                                                              $ 5,547    $22,967
                                                              =======    =======

  Other Assets

     Other assets in the accompanying balance sheet primarily represents the cost of acquired product technology and capitalized software associated with the 1996 acquisition of the Affinity Sensors and LabSystems divisions of Fisons and the 1997 acquisition of the Hybaid division of LSI (Note 2). These assets are being amortized using the straight-line method over their estimated useful lives of 8 years. These assets were $2,997,000 and $2,545,000, net of accumulated amortization of $295,000 and $557,000, at year-end 1996 and 1997, respectively.

  Cost in Excess of Net Assets of Acquired Companies

     The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $1,010,000 and $4,466,000 at year-end 1996 and 1997, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future

                         THERMO BIOANALYSIS CORPORATION
undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

  Foreign Currency

     All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statement of operations and are not material for the three years presented.

  Forward Contracts

     The Company uses short-term forward foreign exchange contracts to manage certain exposures to foreign currencies. The Company enters into forward foreign exchange contracts to hedge firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. These contracts principally hedge transactions denominated in U.S. dollars, British pounds sterling and German deutsche marks. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. Gains and losses arising from forward foreign exchange contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. The Company does not enter into speculative foreign currency agreements.

  Fair Value of Financial Instruments

     The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, due from parent company and affiliated companies, accounts payable, payable to parent company, a subordinated convertible note and forward foreign exchange contracts. The carrying amounts of these financial instruments, with the exception of the payable to parent company, subordinated convertible note, and forward foreign exchange contracts, approximate fair value due to their short-term nature. See Note 6 for fair value information pertaining to the Company's payable to parent company and subordinated convertible note.

     The Company had forward foreign exchange contracts of $212,000 and $3,675,000 outstanding at year-end 1996 and 1997, respectively. The fair value of such contracts is the estimated amount that the Company would receive upon termination of the contract, taking into account the change in foreign exchange rates. The fair value of the Company's forward foreign exchange contracts receivable (payable) was $11,000 and ($24,000) at year-end 1996 and 1997, respectively.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Presentation

     Certain amounts in 1996 have been reclassified to conform to the presentation in the 1997 financial statements.

                         THERMO BIOANALYSIS CORPORATION

  Interim Financial Statements

     The financial statements as of April 4, 1998 and for the three-month periods ended March 29, 1997 and April 4, 1998 are unaudited but, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair presentation of results for these interim periods. The results of operations for the three-month period ended April 4, 1998 are not necessarily indicative of the results to be expected for the entire year.

2.  ACQUISITIONS

  Acquisitions Effective in 1997

     In March 1997, Thermo Instrument acquired approximately 95% of the outstanding shares of Life Sciences International PLC ("LSI"), a London Stock Exchange-listed company. Subsequently, Thermo Instrument acquired the remaining shares of LSI capital stock. On May 6, 1997, the Company agreed to acquire Labsystems OY and Hybaid, which comprised the Biosystems Group of LSI, from Thermo Instrument. Labsystems OY, based in Finland, manufactures microplate-based immunoassay instruments and liquid-handling equipment. Hybaid, based in the U.K., manufactures thermal cyclers and consumables for DNA amplification. The aggregate purchase price for Labsystems OY and Hybaid is approximately $102,451,000, which consists of: a) approximately $91,500,000 for the net operating assets of the acquired businesses plus b) $11,000,000 for an equivalent amount of cash held by the acquired businesses. The purchase price for the net operating assets represents the sum of the net book value, exclusive of cash, of the businesses as of the date that Thermo Instrument acquired LSI, plus a percentage of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of LSI, based on the aggregate 1996 revenues of Labsystems OY and Hybaid relative to LSI's 1996 consolidated revenues. The Company believes that this allocation methodology is reasonable and in accordance with the guidance provided by Staff Accounting Bulletin 55 (Topic 1:B). The purchase price was subject to a post-closing adjustment based on final determination of the net book value, exclusive of cash, of the acquired businesses and a final calculation of Thermo Instrument's total cost in excess of net assets acquired associated with the acquisition of LSI. The Company and Thermo Instrument have finalized the post-closing adjustment, which resulted in a cash refund of approximately $5.1 million that the Company received during the first quarter of 1998. Such amount is included in due from parent company and affiliated companies in the accompanying 1997 balance sheet.

     Of the $102,451,000 aggregate purchase price, the Company paid approximately $35,583,000 in cash to Thermo Instrument in June 1997, issued a $50,000,000 promissory note to Thermo Instrument and, following approval by the Company's shareholders, issued to Thermo Instrument in April 1998 1,300,000 shares of Company common stock, valued at approximately $16,868,000, or $12.98 per share, representing the five-day average (April 28, 1997 through May 2, 1997) for the period preceding the date the transaction was approved by the Company's and Thermo Instrument's respective boards of directors. The Company believes that this five-day average is appropriate as it most closely represents the value of Company common stock on the date the Company became obligated to transfer such shares to Thermo Instrument. The $50,000,000 promissory note, which bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter, is due on July 15, 1999.

     Because the Company, Labsystems OY and Hybaid were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests. Accordingly, the accompanying 1997 financial statements include the results of Labsystems OY and Hybaid from March 12, 1997, the date these businesses were acquired by Thermo Instrument, and the 1,300,000 shares issued to Thermo Instrument have been deemed outstanding from that date and are therefore included in the computation of earnings per share.

                         THERMO BIOANALYSIS CORPORATION

     In July 1997, the Company agreed to acquire Labsystems Japan from Thermo Instrument for approximately $5,900,000 in cash. Labsystems Japan was acquired by Thermo Instrument as part of its acquisition of LSI. The purchase price for Labsystems Japan was determined in a manner similar to that for Labsystems OY and Hybaid. Subsequent to the initial determination of the purchase price, the Company assumed certain additional trade payables totaling approximately $4.4 million, which resulted in a corresponding decrease in the purchase price. Of the $4.4 million purchase price adjustment, $0.4 million was received in 1997 and the remainder is included in due from parent company and affiliated companies in the accompanying 1997 balance sheet. Such adjustment was received during the first quarter of 1998. Labsystems Japan distributes products manufactured by Labsystems OY and other LSI companies. The acquisition of Labsystems Japan has been treated for accounting purposes in a manner similar to the acquisition of Labsystems OY and Hybaid. Accordingly, the accompanying 1997 financial statements include the results of Labsystems Japan from March 12, 1997.

     In May 1998, the Company agreed to acquire the Clinical Products Group of LSI, which is comprised of Shandon Inc. and its related businesses, including ALKO Diagnostic, from Thermo Instrument. The Clinical Products Group provides equipment and consumables for cytology, histology and pathology applications. It also supplies consumables for blood gas and ISE analyzers. The net purchase price for the Clinical Products Group is approximately $66,665,000, which represents the sum of the net book value of the businesses as of April 4, 1998, plus a percentage of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of LSI, based on the 1996 revenues of the Clinical Products Group relative to LSI's 1996 consolidated revenues. The Company believes that this allocation methodology is reasonable and in accordance with the guidance provided by Staff Accounting Bulletin 55 (Topic 1:B).

     The net purchase price for the Clinical Products Group will be paid with 3,007,930 shares of Company common stock valued at $22.16 per share, representing the five-day average for the period preceding the date the parties reached agreement in principle on the material terms of the transaction. Issuance of the common stock will occur immediately after the listing upon the American Stock Exchange of the 3,007,930 shares of Company common stock issuable to Thermo Instrument, which will require approval by the Company's shareholders. Because Thermo Instrument is the Company's majority shareholder and intends to vote its shares in favor of such listing, the approval is assured. In addition to the shares of Company common stock to be issued to Thermo Instrument, the Company will assume approximately $37,861,000 of existing indebtedness owed by the Clinical Products Group to Thermo Instrument, making the gross purchase price approximately $104,526,000. This amount included $12,013,000 for an equivalent amount of cash acquired. The existing indebtedness owed to Thermo Instrument is due January 2, 1999 and bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

     The acquisition of the Clinical Products Group has been treated for accounting purposes in a manner similar to the acquisition of Labsystems OY and Hybaid. Accordingly, the accompanying 1997 financial statements include the results of the Clinical Products Group from March 12, 1997, and the shares issuable subject to shareholder vote have been deemed outstanding from that date and are therefore included in the computation of earnings per share. The purchase price for the Clinical Products Group included $3,414,000 for the increase in net book value from the date the Clinical Products Group was acquired by Thermo Instrument. This amount was recorded as a deemed distribution from retained earnings, reflecting consideration to Thermo Instrument for the earnings of the Clinical Products Group from the date of the acquisition by Thermo Instrument.

  Acquisitions Effective in 1996

     In February 1996, the Company acquired substantially all of the assets, subject to certain liabilities, of the Dynex Technologies division of Dynatech Corporation for $43,191,000 in cash. During 1997, the Company negotiated a post-closing adjustment in accordance with the terms of the purchase agreement, resulting in a

                         THERMO BIOANALYSIS CORPORATION
refund of $955,000 that has been recorded as a reduction to cost in excess of net assets of acquired companies. Dynex designs, manufactures, and markets products used in the immunoassay segment of the bioinstrumentation market. This acquisition has been accounted for using the purchase method of accounting, and Dynex's results have been included in the accompanying financial statements from the date of acquisition.

     On March 29, 1996, Thermo Instrument acquired a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons, a wholly owned subsidiary of Rhone-Poulenc Rorer Inc. In July 1996, the Company acquired from Thermo Instrument two businesses formerly part of Fisons, Affinity Sensors and LabSystems, for an aggregate purchase price of $9,000,000 in cash. The purchase price for Affinity Sensors and LabSystems represents the sum of the net tangible book value of those businesses on March 29, 1996, plus a percentage of Thermo Instrument's intangible assets associated with its acquisition of the Fisons businesses, based on the aggregate 1994 and 1995 revenues of the acquired businesses relative to the aggregate 1994 and 1995 revenues of the Fisons businesses. The Company believes that this allocation methodology is reasonable and in accordance with the guidance provided by Staff Accounting Bulletin 55 (Topic 1:B). Affinity Sensors supplies biosensors used in life sciences research by the pharmaceutical and biotechnology industries, universities and medical research institutes. LabSystems designs, implements and supports laboratory information management systems and chromatography data systems used in research and development, quality assurance and control and processing plants. Because the Company, Affinity Sensors and LabSystems were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests. Accordingly, the accompanying financial statements include the results of Affinity Sensors and LabSystems from March 29, 1996, the date these businesses were acquired by Thermo Instrument. The acquired assets of Affinity Sensors and LabSystems included certain technologies for which technological feasibility had not been established at the acquisition date and which had no alternative future use. In connection with the acquisitions, the Company wrote off such technology in the amount of $3,500,000, which represents the portion of the purchase price allocated to technology in development at the acquired businesses, based on estimated replacement cost.

     The aggregate cost of the Clinical Products Group of LSI, the Labsystems OY and Hybaid divisions of LSI and Dynex exceeded the estimated fair value of the acquired net assets by $167,151,000, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired.

     In connection with the acquisition of the Clinical Products Group of LSI and the Labsystems OY and Hybaid divisions of LSI, the Company is in the process of restructuring the acquired businesses. This restructuring is expected to primarily include reductions in staffing levels and, to a lesser extent, costs for termination of certain joint venture arrangements. In accordance with the requirements of EITF 95-3, as part of the cost of the acquisition, the Company has established reserves of approximately $8,536,000, of which the Company expended $3,426,000 during 1997, primarily for severance payments. Unresolved matters at year-end 1997 included completing planned severances and termination of joint ventures. Finalization of the Company's plan for restructuring the acquired businesses occurred during the first quarter of 1998.

     In addition to the restructuring activities described above, during 1996 the Company had undertaken a restructuring in connection with its February 1996 acquisition of Dynex. The restructuring activities primarily included reductions of staffing, including manufacturing, sales and administrative personnel within the acquired business, and, to a lesser extent, abandonment of excess facilities. In connection with these restructuring activities, the Company established reserves of $2,259,000 in 1996. During 1996, the Company expended $548,000 for severance and $367,000 for other exit costs, including lease payments on abandoned facilities. The Company finalized its restructuring plan for Dynex in 1996. During 1997, the Company expended $556,000 for these matters, which primarily represented severance, and reversed its remaining reserve of $788,000 with a corresponding decrease to cost in excess of net assets of acquired companies.

                         THERMO BIOANALYSIS CORPORATION

3.  EMPLOYEE BENEFIT PLANS

  Stock-based Compensation Plans

     Stock Option Plans

     The Company has two stock-based compensation plans for its key employees, directors and others, adopted in 1995 and 1997, which permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the "Board Committee"), including restricted stock, stock options, stock bonus shares or performance-based shares. To date, only nonqualified stock options have been granted under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Options granted to date are immediately exercisable, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five- to ten-year period, depending on the term of the option, which generally ranges from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in November 1995, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted to date under the stock-based compensation plan described above, except that the option term is five years and the transfer restrictions and repurchase rights generally lapse ratably over a four-year period. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Instrument and Thermo Electron.

     A summary of the Company's stock option activity is as follows:

                                              1995                1996                1997
                                        -----------------   -----------------   -----------------
                                                 WEIGHTED            WEIGHTED            WEIGHTED
                                        NUMBER   AVERAGE    NUMBER   AVERAGE    NUMBER   AVERAGE
                                          OF     EXERCISE     OF     EXERCISE     OF     EXERCISE
                                        SHARES    PRICE     SHARES    PRICE     SHARES    PRICE
                                        ------   --------   ------   --------   ------   --------
                                                          (SHARES IN THOUSANDS)
Options outstanding, beginning of
  year................................    --      $   --      30      $10.00     717      $11.27
  Granted.............................    30       10.00     713       11.28     282       15.71
  Exercised...........................    --          --      --          --      (2)      10.38
  Forfeited...........................    --          --     (26)      10.00     (90)      13.60
                                          --                 ---                 ---
Options outstanding, end of year......    30      $10.00     717      $11.27     907      $12.42
                                          ==      ======     ===      ======     ===      ======
Options exercisable...................    --      $   --     717      $11.27     907      $12.42
                                          ==      ======     ===      ======     ===      ======
Options available for grant...........    70                 183                 291
                                          ==                 ===                 ===

     A summary of the status of the Company's stock options at January 3, 1998, is as follows:

                                                       OPTIONS OUTSTANDING AND EXERCISABLE
                                                       ------------------------------------
                                                                                   WEIGHTED
                                                                WEIGHTED AVERAGE   AVERAGE
                                                       NUMBER      REMAINING       EXERCISE
 RANGE OF EXERCISE PRICES                              SHARES   CONTRACTUAL LIFE    PRICE
 ------------------------                              ------   ----------------   --------
                                                              (SHARES IN THOUSANDS)
$10.00 - $11.84......................................   392        9.4 years        $10.00
 11.85 -  13.69......................................   270        9.5 years         12.92
 13.70 -  15.53......................................   214        9.0 years         15.50
 15.54 -  17.38......................................    31        7.0 years         17.38
                                                        ---
$10.00 - $17.38......................................   907        9.3 years        $12.42
                                                        ===

                         THERMO BIOANALYSIS CORPORATION

     Employee Stock Purchase Program

     Effective November 1, 1997, substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron, under which employees can purchase shares of the Company's and Thermo Electron's common stock. Prior to November 1, 1997, the program was sponsored by Thermo Instrument and Thermo Electron. Under this program, the applicable shares of common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

  Pro Forma Stock-based Compensation Expense

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards in 1997, 1996 and 1995 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income (loss) and earnings (loss) per share would have been as follows:

                                                       1995            1996            1997
                                                     ---------       --------       ----------
                                                      (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Net income (loss):
  As reported......................................   $2,514          $(436)         $11,340
  Pro forma........................................    2,477           (863)          10,850
Basic earnings (loss) per share:
  As reported......................................      .33           (.05)             .86
  Pro forma........................................      .32           (.10)             .82
Diluted earnings (loss) per share:
  As reported......................................      .33           (.05)             .79
  Pro forma........................................      .32           (.10)             .76

     Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.

     The weighted average fair value per share of options granted was $2.93, $5.36 and $6.73 in 1995, 1996 and 1997, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                       1995         1996         1997
                                                     ---------    ---------    ---------
Volatility.........................................        26%          26%          28%
Risk-free interest rate............................       6.5%         6.2%         6.4%
Expected life of options...........................  3.5 years    8.1 years    6.4 years

     The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's

                         THERMO BIOANALYSIS CORPORATION
opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  Defined Contribution Savings Plans

     Substantially all of the Company's full-time U.S. employees, other than employees of Shandon Inc., are eligible to participate in a 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $128,000, $285,000 and $433,000 in 1995, 1996 and 1997, respectively. Shandon
Inc. has a defined contribution plan covering all eligible employees. Contributions by the Company are required based on a percentage of eligible compensation annually. The plan does not provide for employee contributions. For this plan, the Company contributed and charged to expense $430,000 in 1997.

4.  INCOME TAXES

     The components of income before provision for income taxes are as follows:

                                                           1995      1996      1997
                                                          ------    ------    -------
                                                                (IN THOUSANDS)
  Domestic............................................    $3,828    $1,786    $15,727
  Foreign.............................................       360      (322)     2,148
                                                          ------    ------    -------
                                                          $4,188    $1,464    $17,875
                                                          ======    ======    =======

     The components of the provision for income taxes are as follows:

                                                            1995      1996      1997
                                                           ------    ------    ------
                                                                 (IN THOUSANDS)
Currently payable:
  Federal................................................  $1,331    $  487    $5,255
  State..................................................     284        93       729
  Foreign................................................     119     1,310     1,499
                                                           ------    ------    ------
                                                            1,734     1,890     7,483
                                                           ------    ------    ------
Net deferred (prepaid):
  Federal................................................     (50)        8      (381)
  State..................................................     (10)        2       (81)
  Foreign................................................      --        --      (486)
                                                           ------    ------    ------
                                                              (60)       10      (948)
                                                           ------    ------    ------
                                                           $1,674    $1,900    $6,535
                                                           ======    ======    ======

     The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $200,000 and $90,000 of such benefits that have been allocated to capital in excess of par value in 1996 and 1997, respectively, resulting primarily from employee exercises of stock options in affiliated companies.

                         THERMO BIOANALYSIS CORPORATION

     The provision for income taxes in the accompanying statement of operations differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to the following:

                                                            1995      1996      1997
                                                           ------    ------    ------
                                                                 (IN THOUSANDS)
Provision for income taxes at statutory rate.............  $1,424    $  498    $6,078
Increases (decreases) resulting from:
  State income taxes, net of federal tax.................     181        63       428
  Net foreign losses not benefited and tax rate
     differential........................................      (7)      229       283
  Tax benefit of foreign sales corporation...............      (6)      (23)      (37)
  Write-off of acquired technology (Note 2)..............      --     1,190        --
  Amortization of cost in excess of net assets of
     acquired companies..................................       6         6        20
Other, net...............................................      76       (63)     (237)
                                                           ------    ------    ------
                                                           $1,674    $1,900    $6,535
                                                           ======    ======    ======

     Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

                                                               1996      1997
                                                              ------    ------
                                                               (IN THOUSANDS)
Prepaid income taxes:
  Reserves and accruals.....................................  $1,872    $7,235
  Net operating loss........................................      --       609
  Inventory basis difference................................     370     1,145
  Allowance for doubtful accounts...........................      77       104
                                                              ------    ------
                                                               2,319     9,093
  Less: Valuation allowance.................................      --       609
                                                              ------    ------
                                                              $2,319    $8,484
                                                              ======    ======
Deferred income taxes:
  Depreciation..............................................  $  196    $  139
                                                              ======    ======

     At year-end 1997, the Company had foreign net operating loss carryforwards of approximately $1,365,000 for which a valuation allowance has been established due to uncertainty surrounding their realizability. Of this amount, approximately $167,000 expires in 2002 and the remainder do not expire.

     A provision has not been made for U.S. or additional foreign taxes on $8,400,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas.

5.  COMMITMENTS AND CONTINGENCY

  Operating Leases

     The Company leases portions of its office and operating facilities under various noncancellable operating lease arrangements that expire at various dates through 2016. The accompanying statement of operations includes expenses from operating leases of $69,000, $1,401,000 and $2,327,000 in 1995, 1996 and 1997,
respectively. Future minimum payments due under noncancellable operating leases as of January 3, 1998, are

                         THERMO BIOANALYSIS CORPORATION

$3,973,000 in 1998; $3,580,000 in 1999; $3,208,000 in 2000; $2,479,000 in 2001;
$1,859,000 in 2002; and $2,873,000 in 2003 and thereafter. Total future minimum lease payments are $17,972,000.

  Contingency

     As a result of the acquisition of Affinity Sensors, formerly part of the Fisons businesses acquired by Thermo Instrument (Note 2), the Company has been named a defendant in a dispute alleging patent infringement brought by Biacore AB and Biacore, Inc. In general, an owner of intellectual property can prevent others from using such property and is entitled to damages for unauthorized past usage. The Company is vigorously defending this matter, although the Company believes that it is entitled to indemnification for any losses on such matter by Rhone-Poulenc Rorer under the purchase agreement between Thermo Instrument and Rhone-Poulenc Rorer for the initial purchase of the Fisons businesses. Accordingly, the Company does not expect that this contingency will materially affect its future results of operations or financial position.

6.  RELATED-PARTY TRANSACTIONS

  Corporate Services Agreement

     The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management and certain financial and other services, for which the Company paid Thermo Electron annually an amount equal to 1.0% of the Company's revenues in 1997 and 1996 and 1.20% of the Company's revenues in 1995. For these services, the Company was charged $270,000, $716,000 and $2,020,000 in 1995, 1996 and 1997, respectively. Beginning in fiscal 1998, the Company will pay an annual fee equal to 0.8% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

  Other Related-party Transactions

     The Company purchases and sells products in the ordinary course of business with other companies affiliated with Thermo Electron. Sales of such products to affiliated companies totaled $1,834,000, $6,298,000 and $16,667,000 in 1995,
1996 and 1997, respectively. Purchases of products from affiliated companies totaled $212,000, $539,000 and $3,467,000 in 1995, 1996 and 1997, respectively.

     Prior to 1996, a majority-owned subsidiary of Thermo Instrument acted as a commission-based sales agent for certain of the Company's products. The Company paid $1,263,000 under this arrangement in 1995.

     In addition, a majority-owned subsidiary of Thermo Instrument assembles certain of the Company's products. For these services, the Company paid $600,000, $471,000 and $632,000 in 1995, 1996 and 1997, respectively.

  Operating Leases

     In addition to the operating leases discussed in Note 5, the Company leases certain manufacturing space from ThermoQuest Corporation, a majority-owned subsidiary of Thermo Instrument, as a tenant-at-will,

                         THERMO BIOANALYSIS CORPORATION
subject to a six-month cancellation provision. The accompanying statement of operations includes expenses from this operating lease of $105,000, $105,000 and $74,000 in 1995, 1996 and 1997, respectively.

  Repurchase Agreement

     The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

  Short- and Long-term Obligations

     In May 1998, the Company agreed to acquire the Clinical Products Group of LSI from Thermo Instrument (Note 2). The purchase price included the assumption of approximately $37,861,000 of existing indebtedness owed by the Clinical Products Group of LSI to Thermo Instrument. Such debt, which is included in due to parent company and affiliated companies in the accompanying 1997 balance sheet, bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter, and is due on January 2, 1999. The fair value of this debt approximates its carrying value due to its variable interest rate.

     In May 1997, the Company agreed to purchase Labsystems OY and Hybaid from Thermo Instrument (Note 2). The purchase price for such businesses included a $50,000,000 promissory note that bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter, and which is due on July 15, 1999. The fair value of this promissory note approximates its carrying value due to its variable interest rate.

     In July 1996, the Company issued to Thermo Instrument a $50,000,000 principal amount 4.875% subordinated convertible note, due 2001, convertible into shares of the Company's common stock at $16.50 per share. The fair value of the subordinated convertible note was $62,500,000 at year-end 1997, primarily due to the market price of the Company's common stock exceeding the conversion price of the note, and approximated its carrying value at year-end 1996, primarily due to the quoted market price of the Company's common stock and prevailing market interest rates.

     In February 1996, the Company borrowed $30,000,000 from Thermo Electron pursuant to a promissory note due February 1997 and bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. This note was repaid in July 1996 with proceeds from the $50,000,000 subordinated convertible note issued to Thermo Instrument.

7.  COMMON STOCK

     In September and October 1996, the Company sold 1,670,000 shares of its common stock in an initial public offering at $14.00 per share for net proceeds of $20,782,000.

     In March 1995, the Company sold 700,000 shares of its common stock in a private placement at $10.00 per share for net proceeds of $6,530,000. In April 1995, the Company sold 901,500 shares of its common stock in a private placement for net proceeds of $8,388,000.

     At January 3, 1998, the Company had reserved 4,303,203 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the 4.875% subordinated convertible note.

                         THERMO BIOANALYSIS CORPORATION

8.  GEOGRAPHICAL INFORMATION AND SIGNIFICANT CUSTOMER

     The following table shows data for the Company by geographical area.

                                                               1995        1996        1997
                                                              -------    --------    --------
                                                                      (IN THOUSANDS)
Revenues:
  United States.............................................  $17,741    $ 43,098    $ 96,146
  Finland...................................................       --          --      40,520
  United Kingdom............................................    4,793      27,817      61,457
  Other Europe..............................................       --      11,228      42,080
  Asia......................................................       --       3,381      12,118
  Other.....................................................       --          --         897
  Transfers among geographical areas(a).....................       --     (13,875)    (51,220)
                                                              -------    --------    --------
                                                              $22,534    $ 71,649    $201,998
                                                              =======    ========    ========
Income before provision for income taxes:
  United States.............................................  $ 3,321    $  3,398    $ 16,401
  Finland...................................................       --          --      11,199
  United Kingdom(b).........................................      360      (1,061)       (914)
  Other Europe..............................................       --         621         550
  Asia......................................................       --         577         136
  Other.....................................................       --          --         212
  Corporate and eliminations(c).............................     (312)     (1,478)     (4,415)
                                                              -------    --------    --------
  Total operating income....................................    3,369       2,057      23,169
  Interest income (expense), net............................      819        (593)     (5,294)
                                                              -------    --------    --------
                                                              $ 4,188    $  1,464    $ 17,875
                                                              =======    ========    ========
Identifiable assets:
  United States.............................................  $29,022    $ 47,096    $108,969
  Finland...................................................       --          --      82,621
  United Kingdom............................................    3,885      27,720      86,025
  Other Europe..............................................       --       6,467      30,934
  Asia......................................................       --       1,149       4,060
  Other.....................................................       --          --         278
  Corporate(d)..............................................       --      40,565       9,552
                                                              -------    --------    --------
                                                              $32,907    $122,997    $322,439
                                                              =======    ========    ========
Export revenues included in United States revenues
  above(e)..................................................  $ 2,741    $  3,432    $  9,060
                                                              =======    ========    ========

---------------
(a) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.

(b) Includes a write-off of acquired technology in 1996 of $3,500,000 related to the acquisitions of Affinity Sensors and LabSystems.

(c) Primarily corporate general and administrative expenses.

(d) Primarily cash and cash equivalents.

(e) In general, export sales are denominated in U.S. dollars.

                         THERMO BIOANALYSIS CORPORATION

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONCLUDED)

     U.S. government agencies accounted for 24% of the Company's total revenues in 1995. No customer accounted for 10% or more of the Company's total revenues in 1996 or 1997.

9.  EARNINGS (LOSS) PER SHARE

     Basic and diluted earnings (loss) per share were calculated as follows:

                                                                                      THREE MONTHS
                                                                                         ENDED
                                                                                  --------------------
                                                                                  MARCH 29,   APRIL 4,
                                                       1995     1996     1997       1997        1998
                                                      ------   ------   -------   ---------   --------
                                                          (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                                                                      (UNAUDITED)
Basic
Net income (loss)...................................  $2,514   $ (436)  $11,340    $ 1,582    $ 3,202
                                                      ------   ------   -------    -------    -------
Weighted average shares.............................   7,694    8,542     9,772      9,772      9,778
Shares issuable for acquisition of the Labsystems OY
  and Hybaid divisions of LSI (Note 2)..............      --       --     1,044        257      1,300
Shares issuable for the acquisition of the Clinical
  Products Group of LSI (Note 2)....................      --       --     2,416        595      3,008
                                                      ------   ------   -------    -------    -------
Weighted average shares, as adjusted................   7,694    8,542    13,232     10,624     14,086
                                                      ------   ------   -------    -------    -------
Basic earnings (loss) per share.....................  $  .33   $ (.05)  $   .86    $   .15    $   .23
                                                      ======   ======   =======    =======    =======
Diluted
Net income (loss)...................................  $2,514   $ (436)  $11,340    $ 1,582    $ 3,202
Effect of:
  Convertible note..................................      --       --     1,560        390        390
                                                      ------   ------   -------    -------    -------
Income (loss) available to common shareholders, as
  adjusted..........................................  $2,514   $ (436)  $12,900    $ 1,972    $ 3,592
                                                      ------   ------   -------    -------    -------
Basic weighted average shares.......................   7,694    8,542    13,232     10,624     14,086
Effect of:
  Convertible note..................................      --       --     3,030      3,030      3,030
  Stock options.....................................      --       --       105         40        183
                                                      ------   ------   -------    -------    -------
Weighted average shares, as adjusted................   7,694    8,542    16,367     13,694     17,299
                                                      ------   ------   -------    -------    -------
Diluted earnings (loss) per share...................  $  .33   $ (.05)  $   .79    $   .14    $   .21
                                                      ======   ======   =======    =======    =======

     The computation of diluted loss per share for 1996 excludes the effect of assuming the conversion of the Company's $50,000,000 principal amount 4.875% subordinated convertible note because the effect would be antidilutive.

10.  SUBSEQUENT EVENTS

  Joint Venture

     In April 1998, the Company announced its intention to contribute in July 1998 the assets and liabilities of its health physics division to a joint venture the Company is forming with Thermo Instrument. The Company will receive a 49% equity interest in the joint venture, and will initially receive 67% of the profit and losses of the joint venture.

  Comprehensive Income

     During the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "other comprehensive items" which represent foreign currency translation adjustments, reported as a component of shareholders' investment in the accompanying balance sheet. During the first quarter of 1997 and 1998, the Company's unaudited comprehensive income was $1,823,000 and $2,235,000, respectively.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the DYNEX Technologies Division of Dynatech Corporation:

     We have audited the accompanying consolidated balance sheet of the DYNEX Technologies Division of Dynatech Corporation as of March 31, 1995 and February 7, 1996, and the related consolidated statements of operations, cash flows, and shareholder's investment for each of the two years in the period ended March 31, 1995 and the period from April 1, 1995 through February 7, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Dynatech Medical Products Limited, which statements reflect 14 percent and 16 percent of consolidated assets as of March 31, 1995 and February 7, 1996, respectively, and 35 percent, 32 percent and 41 percent of consolidated cost of revenues for each of the two years in the period ended March 31, 1995 and the period from April 1, 1995 through February 7, 1996, respectively. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for that entity, is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the DYNEX Technologies Division of Dynatech Corporation as of March 31, 1995 and February 7, 1996 and the results of their operations and their cash flows for each of the two years in the period ended March 31, 1995 and for the period from April 1, 1995 through February 7, 1996, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Boston, Massachusetts
July 19, 1996

REPORT OF THE AUDITORS TO THE MEMBERS OF

DYNATECH MEDICAL PRODUCTS LIMITED

     We have audited the accounts.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

     The company's directors are responsible for the preparation of the accounts. It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

     We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the accounts.

OPINION

     In our opinion the accounts give a true and fair view of the state of the company's affairs as at March 31, 1995 and at February 7, 1996 and of its income and cash flows for the years ended March 31, 1994 and 1995 and the period from April 1, 1995 through February 7, 1996 and have been properly prepared in accordance with the Companies (Guernsey) Law, 1994.

Coopers & Lybrand
Chartered Accountants
Guernsey, Channel Islands
July 19, 1996

              DYNEX TECHNOLOGIES DIVISION OF DYNATECH CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                    PERIOD FROM
                                                                YEAR ENDED         APRIL 1, 1995
                                                                MARCH 31,             THROUGH
                                                           --------------------     FEBRUARY 7,
                                                            1994         1995          1996
                                                           -------      -------    -------------
Revenues (Note 6)........................................  $30,130      $37,328       $28,503
                                                           -------      -------       -------
Costs and Operating Expenses:
  Cost of revenues.......................................   15,476       20,297        15,783
  Selling, general and administrative expenses (includes
     $2,515, $2,182 and $2,152 to Dynatech Corporation)
     (Note 5)............................................   12,203       12,636        11,402
  Research and development expenses......................    2,483        2,467         2,297
                                                           -------      -------       -------
                                                            30,162       35,400        29,482
                                                           -------      -------       -------
Operating Income (Loss)..................................      (32)       1,928          (979)
Interest Income..........................................      154          156           146
Interest Expense (includes $1,353, $1,050 and $1,427 to
  Dynatech Corporation) (Note 5).........................   (1,662)      (1,312)       (1,610)
                                                           -------      -------       -------
Income (Loss) Before Provision for Income Taxes..........   (1,540)         772        (2,443)
Provision for Income Taxes (Note 3)......................      228          436           320
                                                           -------      -------       -------
Net Income (Loss)........................................  $(1,768)     $   336       $(2,763)
                                                           =======      =======       =======

  The accompanying notes are an integral part of these consolidated financial statements.

              DYNEX TECHNOLOGIES DIVISION OF DYNATECH CORPORATION

                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                              MARCH 31,    FEBRUARY 7,
                                                                1995          1996
                                                              ---------    -----------
                           ASSETS
Current Assets:
  Cash and cash equivalents.................................   $ 5,269       $ 1,232
  Accounts receivable, less allowances of $293 and $174.....     5,435         4,923
  Inventories...............................................     5,861         6,737
  Prepaid expenses..........................................       585           866
  Prepaid income taxes (Note 3).............................       130           170
                                                               -------       -------
                                                                17,280        13,928
                                                               -------       -------
Property and Equipment, at Cost, Net........................     2,080         2,138
                                                               -------       -------
                                                               $19,360       $16,066
                                                               =======       =======

          LIABILITIES AND SHAREHOLDER'S INVESTMENT
Current Liabilities:
  Short-term debt...........................................   $ 3,732       $    --
  Accounts payable..........................................     1,670         1,094
  Accrued payroll and employee benefits.....................     1,681           825
  Accrued installation and warranty expenses................       270           270
  Customer deposits.........................................       479           483
  Accrued income taxes......................................       436           320
  Deferred revenue..........................................       106           189
  Accrued sales commissions.................................       427           264
  Other accrued expenses....................................       781           564
                                                               -------       -------
                                                                 9,582         4,009
                                                               -------       -------
Deferred Income Taxes (Note 3)..............................       130           170
                                                               -------       -------
Commitments (Note 4)
Shareholder's Investment:
  Net parent company investment.............................     9,292        12,056
  Cumulative translation adjustment.........................       356          (169)
                                                               -------       -------
                                                                 9,648        11,887
                                                               -------       -------
                                                               $19,360       $16,066
                                                               =======       =======

  The accompanying notes are an integral part of these consolidated financial statements.

              DYNEX TECHNOLOGIES DIVISION OF DYNATECH CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                    PERIOD FROM
                                                                 YEAR ENDED        APRIL 1, 1995
                                                                 MARCH 31,            THROUGH
                                                             ------------------     FEBRUARY 7,
                                                              1994       1995          1996
                                                             -------    -------    -------------
OPERATING ACTIVITIES:
  Net income (loss)........................................  $(1,768)   $   336       $(2,763)
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
       Depreciation and amortization.......................    1,255      1,103           874
       Provision for losses on accounts receivable.........       36         74            41
       Changes in current accounts:
          Accounts receivable..............................    1,462       (634)          333
          Inventories......................................      320       (887)       (1,152)
          Other current assets.............................       75         75          (301)
          Accounts payable.................................     (980)       693          (531)
          Other current liabilities........................    1,115       (721)       (1,184)
                                                             -------    -------       -------
          Net cash provided by (used in) operating
            activities.....................................    1,515         39        (4,683)
                                                             -------    -------       -------
INVESTING ACTIVITIES:
  Purchases of property and equipment......................     (892)    (1,127)         (975)
                                                             -------    -------       -------
FINANCING ACTIVITIES:
  Net transfer from Dynatech Corporation...................      895      1,746         5,527
  Dividends paid to Dynatech Corporation...................     (600)      (400)           --
  Increase (decrease) in short-term debt...................      685        156        (3,652)
                                                             -------    -------       -------
          Net cash provided by financing activities........      980      1,502         1,875
                                                             -------    -------       -------
Exchange Rate Effect on Cash...............................      716       (489)         (254)
                                                             -------    -------       -------
Increase (Decrease) in Cash and Cash Equivalents...........    2,319        (75)       (4,037)
Cash and Cash Equivalents at Beginning of Period...........    3,025      5,344         5,269
                                                             -------    -------       -------
Cash and Cash Equivalents at End of Period.................  $ 5,344    $ 5,269       $ 1,232
                                                             =======    =======       =======
CASH PAID FOR:
  Interest.................................................  $   311    $   260       $   193
                                                             =======    =======       =======
  Income taxes.............................................  $   315    $   305       $    78
                                                             =======    =======       =======

  The accompanying notes are an integral part of these consolidated financial statements.

              DYNEX TECHNOLOGIES DIVISION OF DYNATECH CORPORATION

               CONSOLIDATED STATEMENT OF SHAREHOLDER'S INVESTMENT
                                 (IN THOUSANDS)

                                                              NET PARENT     CUMULATIVE
                                                                COMPANY      TRANSLATION
                                                              INVESTMENT     ADJUSTMENT
                                                              ----------     -----------
BALANCE MARCH 31, 1993......................................    $ 9,083         $  41
Net loss....................................................     (1,768)           --
Net transfer from Dynatech Corporation......................        895            --
Dividends paid to Dynatech Corporation......................       (600)           --
Translation adjustment......................................         --           759
                                                                -------         -----
BALANCE MARCH 31, 1994......................................      7,610           800
Net income..................................................        336            --
Net transfer from Dynatech Corporation......................      1,746            --
Dividends paid to Dynatech Corporation......................       (400)           --
Translation adjustment......................................         --          (444)
                                                                -------         -----
BALANCE MARCH 31, 1995......................................      9,292           356
Net loss....................................................     (2,763)           --
Net transfer from Dynatech Corporation......................      5,527            --
Translation adjustment......................................         --          (525)
                                                                -------         -----
BALANCE FEBRUARY 7, 1996....................................    $12,056         $(169)
                                                                =======         =====

  The accompanying notes are an integral part of these consolidated financial statements.

              DYNEX TECHNOLOGIES DIVISION OF DYNATECH CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations

     DYNEX Technologies (the "Company") designs, manufactures and markets products used in the immunoassay segment of the bioinstrumentation market. The Company is a division of Dynatech Corporation ("Dynatech"), and was formerly known as Dynatech Laboratories.

  Principles of Consolidation

     The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

  Revenue Recognition

     The Company recognizes revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Deferred revenue in the accompanying balance sheet consists of unearned revenue on service contracts which is recognized as revenue over the life of the service contract. Substantially all of the deferred revenue included in the accompanying balance sheet as of February 7, 1996, will be recognized within one year.

  Income Taxes

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

  Inventories

     Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

                                                              MARCH 31,      FEBRUARY 7,
                                                                1995            1996
                                                              ---------      -----------
                                                                    (IN THOUSANDS)
Raw materials and supplies..................................   $2,191          $2,054
Work in process.............................................      559             581
Finished goods..............................................    3,111           4,102
                                                               ------          ------
                                                               $5,861          $6,737
                                                               ======          ======

              DYNEX TECHNOLOGIES DIVISION OF DYNATECH CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Property and Equipment

     The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property and equipment consist of the following:

                                                              MARCH 31,   FEBRUARY 7,
                                                                1995         1996
                                                              ---------   -----------
                                                                  (IN THOUSANDS)
Machinery, equipment and leasehold improvements.............   $6,782       $6,807
Less: Accumulated depreciation and amortization.............    4,702        4,669
                                                               ------       ------
                                                               $2,080       $2,138
                                                               ======       ======

  Foreign Currency

     All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year, in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholder's investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statement of operations and are not material for all periods presented.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  401(k) SAVINGS PLAN

     Substantially all of the Company's full-time U.S. employees are eligible to participate in Dynatech's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. In addition, the Company may provide a discretionary contribution which is allocated based on each employee's salary and length of service. Contributions charged to expense were $66,000, $113,000, and $103,000 for the years ended March 31, 1994 and 1995 and for the period from April 1, 1995 through February 7, 1996, respectively.

3.  INCOME TAXES

     The components of income (loss) before provision for income taxes are as follows:

                                                                                     PERIOD FROM
                                                                    YEAR ENDED      APRIL 1, 1995
                                                                    MARCH 31,          THROUGH
                                                                 ----------------    FEBRUARY 7,
                                                                  1994      1995        1996
                                                                 -------   ------   -------------
                                                                          (IN THOUSANDS)
    Domestic...................................................  $(1,094)   $(163)     $(1,926)
    Foreign....................................................     (446)     935         (517)
                                                                 -------    -----      -------
                                                                 $(1,540)   $ 772      $(2,443)
                                                                 =======    =====      =======

              DYNEX TECHNOLOGIES DIVISION OF DYNATECH CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The components of the provision for income taxes are as follows:

                                                                                  PERIOD FROM
                                                                   YEAR ENDED    APRIL 1, 1995
                                                                   MARCH 31,        THROUGH
                                                                  ------------    FEBRUARY 7,
                                                                  1994    1995       1996
                                                                  ----    ----   -------------
                                                                         (IN THOUSANDS)
    Currently payable
      Foreign...................................................  $228    $436       $320
                                                                  ====    ====       ====

     The provision for income taxes in the accompanying statement of operations differs from the provision calculated by applying the statutory federal income tax rate of 35% to income (loss) before provision for income taxes due to the following:

                                                                                    PERIOD FROM
                                                                   YEAR ENDED      APRIL 1, 1995
                                                                    MARCH 31,          THROUGH
                                                                 ----------------    FEBRUARY 7,
                                                                 1994      1995         1996
                                                                 -----    -------   -------------
                                                                          (IN THOUSANDS)
    Provision (benefit) for income taxes at statutory rate.....  $(539)   $   270      $  (855)
    Increases (decreases) resulting from:
      Net foreign losses not benefited and tax rate
         differential..........................................    384        109          501
      Net operating loss not benefited.........................    613        366        1,014
      Other, net...............................................   (230)      (309)        (340)
                                                                 -----    -------      -------
                                                                 $ 228    $   436      $   320
                                                                 =====    =======      =======

     Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

                                                                         MARCH 31,    FEBRUARY 7,
                                                                           1995          1996
                                                                         ---------    -----------
                                                                              (IN THOUSANDS)
    Prepaid income taxes:
      Reserves and accruals..........................................     $   146       $   192
      Inventory basis difference.....................................           4             5
      Net operating loss carryforwards...............................       5,003         5,397
                                                                          -------       -------
                                                                            5,153         5,594
      Less: Valuation allowance......................................       5,023         5,424
                                                                          -------       -------
                                                                          $   130       $   170
                                                                          =======       =======
    Deferred income taxes:
      Depreciation...................................................     $   127       $   167
      Other..........................................................           3             3
                                                                          -------       -------
                                                                          $   130       $   170
                                                                          =======       =======

     The valuation allowance relates to uncertainty concerning the realization of $13,875,000 of federal net operating loss carryforwards, the realization of which is limited to the future income of the Company's U.S. subsidiary. The loss carryforwards will expire in the years 2004 through 2011. Any tax benefit resulting from use of the loss carryforwards will be recorded as a reduction to the provision for income taxes.

              DYNEX TECHNOLOGIES DIVISION OF DYNATECH CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A provision has not been made for U.S. or additional foreign taxes on $2,164,000 of undistributed earnings in foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas.

4.  COMMITMENTS

     The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of operations includes expenses from operating leases of $977,000, $948,000 and $688,000 for the years ended March 31, 1994 and 1995 and for the period from April 1, 1995 through February 7, 1996, respectively. Future minimum payments due under noncancelable operating leases are $736,000 in the remainder of calendar 1996; $600,000 in 1997; $371,000 in 1998; $376,000 in 1999; $383,000 in 2000; and
$29,000 in 2001 and thereafter. Total future minimum lease payments are $2,495,000.

5.  RELATED PARTY TRANSACTIONS

  Corporate Services Agreement

     The Company and Dynatech have corporate services agreements under which Dynatech provides certain administrative services, including risk management, administration for certain employee benefits, tax advice and preparation of tax returns, centralized cash management and certain other services. For these services, the Company paid fees of approximately 1.2% of budgeted revenue and 2.6% of actual expenses incurred. In addition, Dynatech charged the Company an interest allocation. The corporate service fees and the interest allocation totaled $2,515,000, $2,182,000, and $2,152,000 for the years ended March 31,
1994 and 1995 and for the period from April 1, 1995 through February 7, 1996, respectively. Management believes that the corporate service fee and interest allocation are reasonable and representative of the expenses the Company would have incurred on a stand-alone basis.

6.  GEOGRAPHICAL INFORMATION

     The Company is engaged in one business segment: developing, manufacturing, and marketing products used in the immunoassay segment of the bioinstrumentation market. The following table shows data for the Company by geographical area.

                                                                                    PERIOD FROM
                                                                 YEAR ENDED        APRIL 1, 1995
                                                                  MARCH 31,           THROUGH
                                                             -------------------    FEBRUARY 7,
                                                              1994        1995         1996
                                                             -------    --------   -------------
                                                                       (IN THOUSANDS)
    Revenues:
      United States........................................  $15,541    $ 18,428      $13,250
      Germany..............................................    7,212       9,962        7,169
      Guernsey Channel Islands.............................    6,591       8,163        7,547
      United Kingdom.......................................    3,519       3,833        2,689
      France...............................................    1,907       3,064        3,617
      Other................................................    3,827       4,907        3,806
      Transfers among geographical areas (a)...............   (8,467)    (11,029)      (9,575)
                                                             -------    --------      -------
                                                             $30,130    $ 37,328      $28,503
                                                             =======    ========      =======

              DYNEX TECHNOLOGIES DIVISION OF DYNATECH CORPORATION

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONCLUDED)

                                                                                    PERIOD FROM
                                                                 YEAR ENDED        APRIL 1, 1995
                                                                  MARCH 31,           THROUGH
                                                             -------------------    FEBRUARY 7,
                                                              1994        1995         1996
                                                             -------    --------   -------------
                                                                       (IN THOUSANDS)
         Income (loss) before provision for income taxes:
              United States................................  $  (335)   $    395      $(1,257)
              Germany......................................     (220)        439          286
              Guernsey, Channel Islands....................     (253)        145         (573)
              United Kingdom...............................      180         336           98
              France.......................................     (247)        125          313
              Other........................................      843         488          154
                                                             -------    --------      -------
              Total operating income (loss)................      (32)      1,928         (979)
              Interest expense, net........................   (1,508)     (1,156)      (1,464)
                                                             -------    --------      -------
                                                             $(1,540)   $    772      $(2,443)
                                                             =======    ========      =======
         Identifiable assets:
              United States................................  $ 5,212    $  5,800      $ 2,619
              Germany......................................    3,743       3,537        3,456
              Guernsey, Channel Islands....................    1,792       2,601        2,759
              United Kingdom...............................    3,414       4,441        4,060
              France.......................................    1,304       1,509        1,647
              Other........................................    1,506       1,472        1,525
                                                             -------    --------      -------
                                                             $16,971    $ 19,360      $16,066
                                                             =======    ========      =======
         Export revenues included in United States
           revenues above (b):
              Europe.......................................  $ 1,612    $  2,519      $ 1,544
              Other........................................    1,148       1,243          878
                                                             -------    --------      -------
                                                             $ 2,760    $  3,762      $ 2,422
                                                             =======    ========      =======

---------------

(a) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.

(b) In general, export sales are denominated in U.S. dollars.

7.  SUBSEQUENT EVENT

     On February 7, 1996, the Company was sold to Thermo BioAnalysis
Corporation.

                                AUDITORS' REPORT

The Board of Directors and Shareholders
Life Sciences International PLC:

     We have audited the accompanying combined balance sheets of the Biosystems Group of Life Sciences International PLC as of 31 December 1995 and 1996, and the related combined profit and loss accounts, statements of total recognized gains and losses, and cash flow statements for each of the years in the three-year period ended 31 December 1996. These combined financial statements are the responsibility of the management of Life Sciences International PLC. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Biosystems Group of Life Sciences International PLC as of 31 December 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 1996 in conformity with generally accepted accounting principles in the United Kingdom.

     Accounting principles generally accepted in the United Kingdom vary in certain respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the net profit for the years ended 31 December 1995 and 1996, and equity shareholders' funds as of 31 December 1995 and 1996 to the extent summarised in note 24 to the combined financial statements.


                                          KPMG AUDIT PLC

London, England
10 February 1997, except with
respect to note 23 which is
of 6 May 1997

              BIOSYSTEMS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

                       COMBINED PROFIT AND LOSS ACCOUNTS
                   FOR THE THREE YEARS ENDED 31 DECEMBER 1996
                   (IN THOUSANDS OF BRITISH POUNDS STERLING)

                                                         NOTE     1994       1995       1996
                                                         ----    -------    -------    -------
Sales -- continuing operations.........................    2      32,239     39,494     41,384
Cost of sales -- continuing operations.................          (17,097)   (23,698)   (24,261)
                                                                 -------    -------    -------
Gross profit...........................................           15,142     15,796     17,123
Distribution costs.....................................           (5,465)    (8,034)    (7,580)
Administrative expenses................................           (2,681)    (3,373)    (7,148)
                                                                 -------    -------    -------
Operating profit -- continuing operations..............    3       6,996      4,389      2,395
Net interest receivable/(payable)......................    5      (2,042)    (1,541)     1,599
                                                                 -------    -------    -------
Profit on ordinary activities before taxation..........            4,954      2,848      3,994
Taxation...............................................    6      (1,100)      (834)    (1,783)
                                                                 -------    -------    -------
Profit on ordinary activities after taxation...........            3,854      2,014      2,211
Dividends..............................................    7      (1,450)        --         --
                                                                 -------    -------    -------
Retained profit for the year...........................   14       2,404      2,014      2,211
                                                                 =======    =======    =======

     There were no material acquisitions nor discontinued operations within the meaning of the Financial Reporting Standards during the three years ended 31 December 1996.

              BIOSYSTEMS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

            COMBINED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES
                   FOR THE THREE YEARS ENDED 31 DECEMBER 1996
                   (IN THOUSANDS OF BRITISH POUNDS STERLING)

                                                              1994     1995      1996
                                                              -----    -----    ------
Profit on ordinary activities after taxation................  3,854    2,014     2,211
Unrealised currency retranslation...........................  1,475    1,571    (3,668)
                                                              -----    -----    ------
Total gains and losses recognised in the year...............  5,329    3,585    (1,457)
                                                              =====    =====    ======

     There is no material difference between the results reported and on an unmodified historical cost basis. Accordingly, no note of historical cost profits and losses has been prepared.

              BIOSYSTEMS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

                            COMBINED BALANCE SHEETS
                             AT 31 DECEMBER 1995-96
                   (IN THOUSANDS OF BRITISH POUNDS STERLING)

                                                              NOTE     1995       1996
                                                              ----    -------    -------
Fixed assets
  Tangible assets...........................................    8       7,390      6,133
  Investments...............................................    9         410        410
                                                                      -------    -------
                                                                        7,800      6,543
                                                                      -------    -------
Current assets
  Stock.....................................................   10       9,250      7,883
  Debtors...................................................   11      24,125     24,206
  Cash at bank and at hand..................................   17       3,275      6,571
                                                                      -------    -------
                                                                       36,650     38,660
                                                                      -------    -------
Current liabilities
  Creditors: amounts falling due within one year............   12     (42,313)   (42,951)
                                                                      -------    -------
          Net current liabilities...........................           (5,663)    (4,291)
                                                                      -------    -------
Total assets less current liabilities.......................            2,137      2,252
Creditors: amounts falling due after more than one year.....   13        (132)      (218)
  Provisions for liabilities and charges
     Deferred tax...........................................             (757)      (868)
     Restructuring costs....................................               --     (1,221)
                                                                      -------    -------
Net (liabilities)/assets....................................            1,248        (55)
                                                                      =======    =======
Capital and reserves
  Called-up share capital (aggregated)......................   19      (2,948)    (2,948)
  Share premium account (aggregated)........................   19      (1,642)    (1,642)
  Other reserves............................................   19      12,518     16,032
  Profit and loss account...................................   19      (9,176)   (11,387)
                                                                      -------    -------
Equity shareholders' funds..................................           (1,248)        55
                                                                      =======    =======

              BIOSYSTEMS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

                         COMBINED CASH FLOW STATEMENTS
                    FOR THE YEARS ENDED 31 DECEMBER 1994-96
                   (IN THOUSANDS OF BRITISH POUNDS STERLING)

                                                            NOTE     1994      1995      1996
                                                            ----    ------    ------    ------
Net cash inflow from operating activities.................   15      6,254     5,630     4,514
Returns on investments and servicing of finance
Interest received.........................................              73       555        76
Interest paid.............................................          (2,114)   (2,085)   (2,170)
Proceeds on liquidation of foreign exchange contracts.....              --        --     3,693
                                                                    ------    ------    ------
  Net cash inflow/(outflow) from returns on investments
     and servicing of finance.............................          (2,041)   (1,530)    1,599
  Taxation
  UK corporation tax paid.................................            (628)     (138)      (96)
  Overseas tax paid.......................................            (261)     (560)     (631)
                                                                    ------    ------    ------
  Tax paid................................................            (889)     (698)     (727)
                                                                    ------    ------    ------
Investing activities
  Investment in joint venture.............................            (251)     (142)       --
  Purchase of subsidiary undertakings net of cash
     acquired.............................................   16         --        --       (33)
  Cash acquired through purchase of subsidiary undertaking
     by other Life Sciences company.......................             672        32        --
  Purchase of land and buildings..........................             (19)     (659)     (245)
  Purchase of other tangible fixed assets.................          (1,496)   (2,300)   (1,231)
  Receipts from sale of other tangible fixed assets.......              35        31        --
                                                                    ------    ------    ------
  Net cash outflow from investing activities..............          (1,059)   (3,038)   (1,509)
  Net cash inflow before financing........................           2,265       364     3,877
                                                                    ------    ------    ------
Financing
  Drawdown/(repayment) of long term loans.................          (7,525)      (12)      136
  Capital element of finance lease rental payment.........              --        (6)       --
                                                                    ------    ------    ------
  Net cash outflow from financing.........................          (7,525)      (18)      136
                                                                    ------    ------    ------
  Increase/(decrease) in cash and cash equivalents........   17     (5,260)      346     4,013
                                                                    ======    ======    ======

              BIOSYSTEMS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED 31 DECEMBER 1994-96

1  ACCOUNTING POLICIES

  a) Basis of preparation

     The combined accounts of the Biosystems Group of Life Sciences have been prepared under the historical cost convention and in accordance with generally accepted accounting principles in the United Kingdom.

     The combined accounts of the Biosystems Group of Life Sciences, which reflect all costs of doing business, have been prepared by aggregating the results of operations, cash flows and balance sheets of the following companies, which are under common control of Life Sciences International PLC, a United Kingdom corporation, as if it was a separate entity for the periods presented:

                                                                  COUNTRY OF
ENTITY                                                          INCORPORATION
------                                                          --------------
Labsystems Oy...............................................    Finland
Labsystems Hong Kong Limited................................    Hong Kong
Fastighets AB Skrubba.......................................    Sweden
Labsystems AB...............................................    Sweden
Life Sciences International Benelux BV......................    Netherlands
Labsystems Espana SA........................................    Spain
Hybaid Limited..............................................    United Kingdom
Labsystems Inc..............................................    USA
Denley Instruments Inc......................................    USA
Labsystems Lenpipette.......................................    Russia

     Where companies were purchased during the period, their results are included from the effective date of acquisition.

  b) Sales

     Sales are those to third parties, net of trade discounts, VAT and similar overseas sales taxes.

  c) Stock

     Stock is stated at the lower of cost and estimated net realisable value. Cost comprises purchase price of materials, direct labour costs and an appropriate proportion of overheads.

  d) Depreciation

     No depreciation is provided on freehold land. Leasehold expenditure is amortised so as to write off such expenditure on a straight-line basis over the life of the relevant lease or 65 years, whichever is the shorter. Depreciation of other fixed assets is provided at various rates on a straight-line basis on cost in order to write off the assets over their useful lives, estimated to be between 3 and 15 years.

  e) Research and development expenditure

     Research and development expenditure is not capitalised but charged against profit and loss account as it is incurred.

              BIOSYSTEMS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

  f) Foreign currencies

     Assets and liabilities in foreign currencies are translated at the rates of exchange ruling at each year end. Overseas companies' profit and loss accounts are translated at average rates for the year. Exchange differences arising from the retranslation at the closing rate of the opening net investment in overseas subsidiaries and the profit and loss account for the year are shown as a movement on reserves.

  g) Taxation

     The charge for taxation is based on the income for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Provision is made for taxation deferred in respect of timing differences where, in the opinion of the directors, such timing differences are likely to reverse in the foreseeable future.

  h) Leased assets

     Assets obtained under hire purchase contracts and finance leases are capitalised and depreciated over their useful lives. The interest element of the rentals is charged to profit and loss account over the period of the contract. Rentals paid under operating leases are charged to income as incurred.

  i) Pension benefits

     The Biosystems Group of Life Sciences participated in a number of pension schemes throughout the world, both defined benefit and defined contribution schemes, including that of Life Sciences International PLC. The assets of these schemes are not included in the combined accounts (see note 22). Contributions to these schemes were made in accordance with local statutory legislation or were based upon the recommendations of qualified actuaries. Contributions paid to defined benefit schemes were based on actual pension costs as determined by qualified actuaries and have been charged against profits on a systematic basis over the expected remaining service lives of participating employees. Independent actuarial valuations of defined benefit schemes are made at least every three years. Contributions paid to defined contribution schemes are charged to the profit and loss account in the period in which they arise. Pension costs are calculated and incurred separately for each company within Life Sciences International and within the Biosystems Group. Details of actual charges incurred are provided in note 22 to the financial statements.

  j) Presentation

     Certain amounts in 1995 have been reclassified to conform to the 1996 financial statement presentation.

              BIOSYSTEMS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

2  SEGMENTAL INFORMATION

     All turnover and profit is derived from, and all net assets are attributable to one business segment, being the manufacture and supply of BioSystems Products.

                                                            1994      1995      1996
                                                           ------    ------    ------
                                                                (IN THOUSANDS OF
                                                            BRITISH POUNDS STERLING)
Geographical analysis of sales by location of customer
  North America..........................................   6,340     9,869     9,048
  United Kingdom.........................................   2,904     3,738     4,168
  Other Europe...........................................  18,634    21,748    21,048
  All other areas........................................   4,361     4,139     7,120
                                                           ------    ------    ------
                                                           32,239    39,494    41,384
                                                           ======    ======    ======
Geographical analysis of sales by origin
  North America..........................................   1,690       820       953
  United Kingdom.........................................   6,391     9,275     9,198
  Other Europe...........................................  24,158    29,399    31,233
                                                           ------    ------    ------
                                                           32,239    39,494    41,384
                                                           ======    ======    ======
Profit on ordinary activities before taxation
  North America..........................................     431      (127)      122
  United Kingdom.........................................     754       317      (789)
  Other Europe...........................................   5,811     4,178     3,115
  All other areas........................................      --        21       (53)
                                                           ------    ------    ------
  Operating profit.......................................   6,996     4,389     2,395
  Net interest receivable/(payable)......................  (2,042)   (1,541)    1,599
                                                           ------    ------    ------
  Profit on ordinary activities before taxation..........   4,954     2,848     3,994
                                                           ======    ======    ======
Net assets
  North America..................................................    (4,349)   (3,868)
  United Kingdom.................................................     1,046       116
  Other Europe...................................................     4,531     4,103
  All other areas................................................        20      (406)
                                                                     ------    ------
          Net assets/(liabilities)...............................     1,248       (55)
                                                                     ======    ======

              BIOSYSTEMS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

3  OPERATING PROFIT

                                                               1994      1995      1996
                                                              ------    ------    ------
                                                                   (IN THOUSANDS OF
                                                               BRITISH POUNDS STERLING)

Operating profit is stated after charging/(crediting):
  Depreciation..............................................  1,096     1,477     1,553
  Research and development..................................  2,641     3,377     3,126
  Hire of plant and machinery...............................     80       162       111
  Operating lease rentals...................................    523       160       348
  Net loss/(profit) on sale of fixed assets.................    (13)       36        25
  Auditors' remuneration -- Audit...........................     38        46        54
  Auditors' remuneration -- Other...........................      5         6        10
  Charitable contributions..................................     --         2        --
  Net rental income.........................................    125        --        --

     In 1996, exceptional restructuring costs of 1,221,000 British pounds sterling were charged to administrative expenses.

4  EMPLOYEE INFORMATION

                                                            1994      1995      1996
                                                           ------    ------    ------
                                                                (IN THOUSANDS OF
                                                            BRITISH POUNDS STERLING)
Staff costs during the year:
  Wages and salaries.....................................   8,154     9,626     9,589
  Social security costs..................................   1,103     1,094     1,090
  Other pension costs....................................     991     1,134     1,130
                                                           ------    ------    ------
                                                           10,248    11,854    11,809
                                                           ======    ======    ======
Weighted average weekly number of employees:
  Manufacturing..........................................     271       279       281
  Selling................................................      86       100        98
  Administration.........................................      55        68        67
                                                           ------    ------    ------
                                                              412       447       446
                                                           ======    ======    ======

              BIOSYSTEMS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

5  INTEREST

                                                            1994      1995      1996
                                                            -----     -----    ------
                                                                (IN THOUSANDS OF
                                                            BRITISH POUNDS STERLING)
External interest payable
  On loans from other Life Sciences' companies...........   2,049     2,046     2,118
  On bank loans and overdrafts...........................       5        --        --
  On other loans repayable in 5 years....................      61        50        53
  On other loans repayable after 5 years.................      --        --        --
                                                            -----     -----    ------
External interest payable................................   2,115     2,096     2,171
External interest receivable.............................     (73)     (555)      (77)
                                                            -----     -----    ------
Net interest payable.....................................   2,042     1,541     2,094
Profit on liquidation of foreign exchange contracts
  relating to future periods.............................      --        --    (3,693)
                                                            -----     -----    ------
          Net interest (receivable)/payable..............   2,042     1,541    (1,599)
                                                            =====     =====    ======

6  TAXATION


                                                            1994        1995     1996
                                                            -----       ----     -----
                                                                 (IN THOUSANDS OF
                                                             BRITISH POUNDS STERLING)
UK Corporation tax at 33%................................     259       156        107
Overseas tax.............................................     395       423      1,600
Deferred tax.............................................     446       311        111
Adjustment for prior years...............................      --       (56)       (35)
                                                            -----       ---      -----
                                                            1,100       834      1,783
                                                            =====       ===      =====

7  DIVIDEND

     In 1995 Hybaid Limited paid a dividend totaling 1,450,000 British pounds sterling (18.05 British pounds sterling per 10 pence ordinary share) to its parent company, Life Sciences International PLC.

              BIOSYSTEMS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

8  TANGIBLE FIXED ASSETS

                                                         LAND         PLANT      FIXTURES
                                                          AND          AND         AND
                                                       BUILDINGS    MACHINERY    FITTINGS    TOTAL
                                                       ---------    ---------    --------    ------
                                                        (IN THOUSANDS OF BRITISH POUNDS STERLING)
Cost
  At 1 January 1995..................................    1,366        5,501         452       7,319
     Additions arising from acquisitions.............       --           10          71          81
     Other additions.................................      659        2,177         134       2,970
     Disposals.......................................       --         (114)        (26)       (140)
     Currency retranslation..........................      182          532          32         746
                                                         -----       ------        ----      ------
  At 31 December 1995 and 1 January 1996.............    2,207        8,106         663      10,976
     Additions arising from acquisitions.............       --           32          47          79
     Other additions.................................      244        1,093         133       1,470
     Disposals.......................................       --          (53)        (28)        (81)
     Currency retranslation..........................     (306)      (1,167)        (88)     (1,561)
                                                         -----       ------        ----      ------
  At 31 December 1996................................    2,145        8,011         727      10,883
                                                         =====       ======        ====      ======
Accumulated depreciation
  At 1 January 1995..................................     (261)      (1,510)       (168)     (1,939)
     Charged in year.................................     (128)      (1,157)       (192)     (1,477)
     Disposals.......................................       --           51          22          73
     Currency retranslation..........................      (39)        (192)        (12)       (243)
                                                         -----       ------        ----      ------
  At 31 December 1995 and 1 January 1996.............     (428)      (2,808)       (350)     (3,586)
     Charged in year.................................     (160)      (1,260)       (133)     (1,553)
     Disposals.......................................       --           40          16          56
     Currency retranslation..........................       70          436          44         550
     Asset write down................................     (217)          --          --        (217)
                                                         -----       ------        ----      ------
  At 31 December 1996................................     (735)      (3,592)       (423)     (4,750)
                                                         =====       ======        ====      ======
Net book value
  At 31 December 1995................................    1,779        5,298         313       7,390
  At 31 December 1996................................    1,410        4,419         304       6,133

9  INVESTMENTS

     Investments in joint ventures:

                                                     PLACE OF
                                                   INCORPORATION     EQUITY
                                                     INTEREST       INTEREST    1995    1996
                                                   -------------    --------    ----    ----
                                                   (IN THOUSANDS OF BRITISH POUNDS STERLING,
                                                              EXCEPT PERCENTAGES)
JVC Feilong......................................  China              32.5%     201     201
Labsystems Pakistan..............................  Pakistan           33.3%      66      66
Labsystems Shanghai..............................  China              32.5%     143     143
                                                                                ---     ---
                                                                                410     410
                                                                                ===     ===

              BIOSYSTEMS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

     The joint ventures have been shown as investments in the balance sheet at cost. The differences between accounting for these investments at cost and under the equity accounting method are, in the opinion of the directors, not material.

10  STOCK

                                                               1995      1996
                                                              ------    ------
                                                              (IN THOUSANDS OF
                                                               BRITISH POUNDS
                                                                 STERLING)
Raw materials...............................................  2,099     1,563
Work in progress............................................  1,284     1,067
Finished goods..............................................  5,867     5,253
                                                              -----     -----
                                                              9,250     7,883
                                                              =====     =====
11  DEBTORS

                                                               1995      1996
                                                              ------    ------
                                                              (IN THOUSANDS OF
                                                               BRITISH POUNDS
                                                                 STERLING)
Amounts falling due within one year:
  Trade debtors.............................................   6,636     7,223
  Amounts owed by other Life Sciences companies.............  15,876    15,312
  Other debtors.............................................     664       875
  Prepayments and accrued income............................     902       761
  Overseas taxes recoverable................................      16        --
                                                              ------    ------
                                                              24,094    24,171
                                                              ------    ------
Amounts falling due after more than one year:
  Other debtors.............................................      31        35
                                                              ------    ------
                                                              24,125    24,206
                                                              ======    ======


12  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                                 1995          1996
                                                              ----------    ----------
                                                                  (IN THOUSANDS OF
                                                              BRITISH POUNDS STERLING)
Bank loans and overdrafts...................................       (12)          (10)
Trade creditors.............................................    (2,842)       (1,677)
Amounts owed to other Life Sciences companies...............   (14,231)      (17,200)
Loans from other Life Sciences companies....................   (21,602)      (19,611)
UK Corporation tax..........................................      (138)         (148)
Overseas taxes..............................................      (264)       (1,558)
Other creditors and social security.........................      (786)         (378)
Accruals....................................................    (2,435)       (2,369)
Obligations under finance leases............................        (3)           --
                                                               -------       -------
                                                               (42,313)      (42,951)
                                                               =======       =======

              BIOSYSTEMS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

13  CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                               1995      1996
                                                              ------    ------
                                                              (IN THOUSANDS OF
                                                               BRITISH POUNDS
                                                                 STERLING)
Loans.......................................................    (25)     (126)
Obligations under finance leases............................     (1)       --
Other creditors & accruals..................................   (106)      (92)
                                                               ----      ----
                                                               (132)     (218)
                                                               ====      ====

14  RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                            1994      1995      1996
                                                           ------    ------    ------
                                                                (IN THOUSANDS OF
                                                            BRITISH POUNDS STERLING)
Retained profit for the year.............................   2,404     2,014     2,211
Other gains and losses recognised during the year*.......   1,474     1,570    (3,667)
Acquired net assets/(liabilities)........................   1,792      (407)       --
Discount on acquisition of Labsystems Lenpipette.........      --        --       153
                                                           ------    ------    ------
Net (reduction)/addition to shareholders' funds..........   5,670     3,177    (1,303)
Opening shareholders' funds..............................  (7,599)   (1,929)    1,248
                                                           ------    ------    ------
Closing shareholders' funds..............................  (1,929)    1,248       (55)
                                                           ======    ======    ======

---------------
* This movement represents the retranslation of opening net assets and profits for the year denominated in foreign currencies to year end exchange rates from opening and average rates respectively.

15  RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING
    ACTIVITIES

                                                               1994      1995      1996
                                                              ------    ------    ------
                                                                   (IN THOUSANDS OF
                                                               BRITISH POUNDS STERLING)
Operating profit............................................   6,996     4,389     2,395
Add back non cash items:
  Write down of fixed assets................................      --        --       217
  Depreciation charges......................................   1,096     1,477     1,553
  (Profit)/loss on sale of fixed assets.....................     (13)       36        25
  (Increase)/decrease in stocks.............................  (2,304)     (957)      464
  (Increase)/decrease in debtors............................    (852)    3,382    (1,630)
  Increase/(decrease) in creditors and provisions...........    (140)     (477)      569
  Movement in balances with other Life Sciences companies...   1,471    (2,220)      921
                                                              ------    ------    ------
          Net cash flow from operating activities...........   6,254     5,630     4,514
                                                              ======    ======    ======

              BIOSYSTEMS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

16  PURCHASE OF SUBSIDIARY UNDERTAKINGS

                                                              1994      1995     1996
                                                             ------    ------    ----
                                                                 (IN THOUSANDS OF
                                                             BRITISH POUNDS STERLING)
Net assets acquired
  Discount on acquisition..................................      --        --    (153)
  Tangible fixed assets....................................      --        --      70
  Stock....................................................      --        --     211
  Debtors..................................................      --        --       8
  Creditors................................................      --        --    (103)
  Cash.....................................................      --        --      16
                                                             ------    ------    ----
                                                                 --        --      49
                                                             ======    ======    ====
Satisfied by
  Cash.....................................................      --        --      49
  Cash of acquired subsidiary undertaking..................      --        --     (16)
                                                             ------    ------    ----
          Net outflow of cash in respect of the purchase of
            subsidiary undertaking.........................      --        --      33
                                                             ======    ======    ====

17  CASH AND CASH EQUIVALENTS

                                                              1994     1995     1996
                                                             ------    -----    -----
                                                                 (IN THOUSANDS OF
                                                             BRITISH POUNDS STERLING)
Changes during the year:
  At 1 January.............................................   7,666    2,671    3,263
  Net cash inflow before adjustments for the effects of
     foreign exchange rates................................  (5,260)     346    4,013
  Effect of foreign exchange rates.........................     265      246     (715)
                                                             ------    -----    -----
  At 31 December...........................................   2,671    3,263    6,561
                                                             ======    =====    =====
Analysis of balances
  Cash at bank and in hand.................................   2,682    3,275    6,571
  Bank overdrafts..........................................     (11)     (12)     (10)
                                                             ------    -----    -----
                                                              2,671    3,263    6,561
                                                             ======    =====    =====

              BIOSYSTEMS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

18  ANALYSIS OF CHANGE IN FINANCING

                                                                                  LOANS
                                                                                DUE AFTER
                                                           SHARE      SHARE     MORE THAN
                                                          CAPITAL    PREMIUM    3 MONTHS
                                                          -------    -------    ---------
Balance at 31 December 1994.............................    1,996     1,366         33
  Cash inflow/(outflow) from financing..................       --        --        (12)
  Effect of foreign exchange rates......................       --        --          4
  Acquisition of Denley.................................      952       276         --
                                                          -------     -----        ---
Balance at 31 December 1995.............................    2,948     1,642         25
  Cash inflow/(outflow) from financing..................       --        --        136
  Effect of foreign exchange rates......................       --        --        (35)
                                                          -------     -----        ---
Balance at 31 December 1996.............................    2,948     1,642        126
                                                          =======     =====        ===

19  SHARE CAPITAL AND RESERVES

                                                                    SHARE                  PROFIT
                                                         SHARE     PREMIUM     OTHER      AND LOSS
                                                        CAPITAL    ACCOUNT    RESERVES    ACCOUNT
                                                        -------    -------    --------    --------
                                                        (IN THOUSANDS OF BRITISH POUNDS STERLING)
At 1 January 1994.....................................  (1,988)      (980)     14,294      (3,727)
  Acquisition of Hybaid Limited.......................      (8)      (386)          5      (1,403)
  Retained profit.....................................      --         --          --      (2,404)
  Exchange difference on retranslation of closing
     balance sheet on consolidation...................      --         --      (1,474)         --
                                                        ------     ------      ------     -------
At 31 December 1994...................................  (1,996)    (1,366)     12,825      (7,534)
  Acquisition of Denley Instruments Inc. .............    (952)      (276)      1,263         372
  Retained profit.....................................      --         --          --      (2,014)
  Exchange difference on retranslation of closing
     balance sheet on consolidation...................      --         --      (1,570)         --
                                                        ------     ------      ------     -------
At 31 December 1995...................................  (2,948)    (1,642)     12,518      (9,176)
  Discount on acquisition of Labsystems Lenpipette....      --         --        (153)         --
  Retained profit.....................................      --         --          --      (2,211)
  Exchange difference on retranslation of closing
     balance sheet on consolidation...................      --         --       3,667          --
                                                        ------     ------      ------     -------
At 31 December 1996...................................  (2,948)    (1,642)     16,032     (11,387)
                                                        ======     ======      ======     =======
Acquisition of Labsystems Lenpipette -- 1996
  Fair value of assets acquired.......................................................        202
  Cash consideration paid.............................................................        (49)
                                                                                          -------
  Discount on acquisition.............................................................        153
                                                                                          =======

  Impact on cash flows

     In 1994 Hybaid Ltd contributed 65,000 British pounds sterling to the Group's net operating cash flows, received 8,000 British pounds sterling in respect of net returns on investments and servicing of finance, paid 628,000 British pounds sterling in respect of taxation, and utilised 204,000 British pounds sterling for investing activities.

              BIOSYSTEMS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

     In 1995 Denley Inc contributed 42,000 British pounds sterling to the group's net operating cash flows, paid 13,000 British pounds sterling in respect of taxation and utilised 3,000 British pounds sterling for investing activities.

     In 1996 Lenpipette contributed 4,000 British pounds sterling to the group's net operating cash flows and received 1,000 British pounds sterling in respect of net returns on investments and servicing of finance.

20  FINANCIAL COMMITMENTS

     As at 31 December the companies had aggregate annual commitments under non-cancellable operating leases as follows:

                                                               1994      1995      1996
                                                              ------    ------    ------
                                                               (IN THOUSANDS OF BRITISH
                                                                   POUNDS STERLING)
Land and buildings
  Expiring within one year..................................     --        --       209
  Expiring between two and five years inclusive.............    239       239        30
  Expiring in over five years...............................    679       679       679
                                                              -----     -----     -----
                                                                918       918       918
                                                              -----     -----     -----
Other operating leases
  Expiring within one year..................................     86        98       113
  Expiring between two and five years inclusive.............    163       204       218
  Expiring in over five years...............................     --        --        --
                                                              -----     -----     -----
                                                                249       302       331
                                                              -----     -----     -----
          Total.............................................  1,167     1,220     1,249
                                                              =====     =====     =====

21  COMPANIES INCLUDED IN COMBINED ACCOUNTS

     The financial statements presented above have been produced by aggregating the results and assets of the following companies:

NAME OF ENTITY                                                COUNTRY OF INCORPORATION
--------------                                                ------------------------
Labsystems Oy...............................................  Finland
Labsystems Hong Kong Limited................................  Hong Kong
Fastighets AB Skrubba.......................................  Sweden
Labsystems Sweden AB........................................  Sweden
Life Sciences International Benelux BV......................  Netherlands
Labsystems Espana SA........................................  Spain
Hybaid Limited..............................................  UK
Labsystems Inc..............................................  USA
Denley Instruments Inc......................................  USA
Labsystems Lenpipette.......................................  Russia

     All companies listed above were either directly or indirectly owned by Life Sciences International PLC between 1 January 1994 and 31 December 1996 with the exception of Hybaid Limited which was acquired on 31 May 1994 and Denley Instruments Inc which was acquired on 31 March 1995.

              BIOSYSTEMS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

     Labsystems Lenpipette was acquired on 30 November 1996. Prior to this, Labsystems Oy held a 50% stake in this company. The results and assets of Labsystems Lenpipette have been consolidated into those of Labsystems Oy.

     All the above companies operate principally in their country of incorporation with the exception of Life Sciences International Benelux BV which is based in Belgium and operates in Belgium, The Netherlands, and Luxembourg.

22  PENSION SCHEME AND OTHER POST RETIREMENT BENEFIT SCHEMES

     Hybaid Limited is a participant in the Life Sciences International PLC Pension Plan, which is a separate trust. This plan provides retirement benefits for the majority of the Company's permanent UK employees. It is funded by contributions both from participating companies and their employees and is contracted out of the earnings related part of the State Pension arrangements.

     The pension scheme is a defined benefits scheme whereby retirement benefits are based on the employees' final remuneration and length of service. Contributions to the scheme are based on pension costs for all members of the scheme across the Life Sciences International PLC Group and are made in accordance with the recommendation of an independent actuary who values the scheme at regular triennial intervals, the last valuation being as at 1 April 1995. Full details relating to the pension scheme are disclosed in the financial statements of Life Sciences International PLC. Due to a surplus in that plan's assets over its projected liabilities, no charge to the profit and loss account was made for the three years ended 31 December 1996.

     In Finland the Group does not operate a pension plan, but made contributions amounting to 933,000 British pounds sterling in 1994
(1995 -- 1,251,000 British pounds sterling; 1996 -- 1,079,000 British pounds sterling) to the state pension scheme in accordance with Finnish legislation.

23  POST BALANCE SHEET EVENT

     Following discussions between Life Sciences International PLC (Life Sciences) and Thermo Instrument Systems Inc. (Thermo Instrument), a U.S. based manufacturer of scientific instruments, Life Sciences received a proposal from Thermo Instrument to combine their businesses, offering to acquire all of the issued share capital of Life Sciences at 1.35 British pounds sterling per 10 pence ordinary share. This offer was recommended to shareholders by the Board of the Company on 21 January 1997. The offer was accepted by the majority of shareholders by 12 March 1997. On May 6, 1997, Thermo Instrument agreed to sell the businesses comprising the Biosystems Group of Life Sciences to its majority-owned subsidiary, Thermo BioAnalysis Corporation.

24  US GAAP RECONCILIATION

BASIS OF OPERATION

     The above accounts have been prepared in accordance with generally accepted accounting principles (GAAP) in the United Kingdom which differ in certain material respects from US GAAP. The significant differences relate principally to the following items and the adjustments necessary to restate net income and shareholders' equity in accordance with US GAAP are shown below.

  a) Goodwill

     Under UK GAAP goodwill arising on acquisition is eliminated directly against reserves. Amounts are transferred from reserves and charged through the profit and loss account when the related investments are sold or written down as a result of permanent diminutions in value. Under US GAAP goodwill is capitalised

              BIOSYSTEMS GROUP OF LIFE SCIENCES INTERNATIONAL PLC and amortised by charges against income over the period, not to exceed 40 years, over which the benefit arises. For US GAAP goodwill has been amortised by the Group over 40 years.

  b) Restructuring costs

     Under UK GAAP restructuring costs shown as exceptional items are charged to the profit and loss account in full irrespective of whether they have been agreed or incurred. Under US GAAP certain of these costs are only charged to the profit and loss account when certain specific criteria have been met.

  c) Forward exchange contracts

     Certain outstanding foreign currency forward exchange contracts which hedge anticipated future transactions and qualify as hedge contracts under UK GAAP would not qualify as hedges under US GAAP. The Biosystems Group historically used forward exchange contracts to hedge fluctuations in certain exchange rates for anticipated but not contractually firm transactions such as expected purchases of inventory over the next several months. US GAAP permits deferral of gains and losses on forward exchange contracts only when firm commitments are hedged. Such gains and losses are included in "Net interest receivable / (payable)" in the accompanying Combined Profit and Loss Accounts. Such contracts should be recorded at fair value at each balance sheet date based on the forward rates of exchange existing at that date and the corresponding unrealized gain or loss would be included in the determination of net income.

  d) Acquisition accounting

     Under UK GAAP, the fair value balance sheet of an acquired company can not include a provision for restructuring costs set up by the acquiring company. Under US GAAP, certain restructuring and reorganisation costs may be considered liabilities assumed and included in the allocation of the acquisition cost.

  e) Deferred taxes

     Under UK GAAP, deferred taxes are accounted for to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under US GAAP, deferred taxes are accounted for on all timing differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised. No US GAAP adjustment arises as there are no unrecognised UK GAAP deferred tax liabilities or assets. Deferred tax also arises in relation to the tax effect of other US GAAP adjustments.

              BIOSYSTEMS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

     The following is a summary of the significant adjustments to net income for the years ended 31 December 1995 and 1996 and to parent company investment as of 31 December 1995 and 1996, which would have been required if the combined financial statements had been reported in accordance with US GAAP instead of UK GAAP.

                                                               1995      1996
                                                              ------    ------
                                                              (IN THOUSANDS OF
                                                               BRITISH POUNDS
                                                                 STERLING)
Net income according to the consolidated financial
  statements prepared under UK GAAP.........................   2,014     2,211
US GAAP adjustments:
  Decrease due to effects of goodwill previously written
     off....................................................    (782)     (663)
  Restructuring charges related to acquisition which
     should have been included in goodwill..................     235        --
  Restructuring costs.......................................      --     1,186
  Mark to market of foreign exchange contracts..............   5,407    (6,726)
  Deferred taxation on above adjustments....................  (1,288)    1,659
                                                              ------    ------
Net income in accordance with US GAAP.......................   5,586    (2,333)
                                                              ======    ======
Equity shareholders' funds under UK GAAP....................   1,248       (55)
US GAAP adjustments:
  Increase due to effects of goodwill previously
     written off against reserves...........................  25,026    24,364
  Restructuring charges related to acquisition which
     should have been included in goodwill.................     235       235
  Restructuring costs.......................................      --     1,186
  Mark to market of foreign exchange contracts..............   6,725        (1)
  Deferred taxation on above adjustments....................  (1,521)      138
                                                              ------    ------
Equity shareholders' funds under US GAAP....................  31,713    25,867
                                                              ======    ======

CASH FLOWS

     The above combined financial statements comply with Financial Reporting Standard No. 1 -- "Cash flow statements" (FRS 1). Its objective and principles are similar to those set out in SFAS No. 95 "Statement of Cash Flows." The principal difference between the standards is in respect of classification. Under FRS 1, cash flows are presented for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) investing activities; and (e) financing activities. SFAS No. 95 requires only three categories of cash flow activity: (a) operating; (b) investing; and (c) financing.

     Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 would, with the exception of dividends paid, be included as operating activities under SFAS No. 95; dividend payments would be included as a financing activity under SFAS No. 95.

              BIOSYSTEMS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

           NOTES TO THE COMBINED FINANCIAL STATEMENTS -- (CONCLUDED)

A summaried consolidated cash flow under US GAAP is as follows:

                                                            1994      1995      1996
                                                           ------    ------    ------
                                                            (IN THOUSANDS OF BRITISH
                                                                POUNDS STERLING)
Cash inflow from operating activities....................   3,324     3,402     5,386
Cash outflow on investing activities.....................  (1,059)   (3,038)   (1,509)
Cash (outflow)/inflow from financing activities..........  (7,525)      (18)      136
                                                           ------    ------    ------
Increase/(Decrease) in cash and cash equivalents.........  (5,260)      346     4,013
Exchange adjustments.....................................     265       246      (715)
Cash and cash equivalents at beginning of year...........   7,666     2,671     3,263
                                                           ------    ------    ------
Cash and cash equivalents at end of year.................   2,671     3,263     6,561
                                                           ======    ======    ======

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Clinical Products Group of Life Sciences International PLC:

     We have audited the accompanying combined balance sheet of the Clinical Products Group of Life Sciences International PLC as of December 31, 1995 and 1996, and the related combined statements of operations, cash flows, and shareholder's investment for each of the two years in the period ended December 31, 1996 and for the period from January 1, 1997 through March 12, 1997. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Clinical Products Group of Life Sciences International PLC as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1996 and for the period from January 1, 1997 through March 12, 1997, in conformity with generally accepted accounting principles.



                                          ARTHUR ANDERSEN LLP


Boston, Massachusetts
May 5, 1998

           CLINICAL PRODUCTS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

                        COMBINED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                    JANUARY 1,
                                                                                       1997
                                                                                     THROUGH
                                                                                    MARCH 12,
                                                               1995       1996         1997
                                                              -------    -------    ----------
Revenues (includes $9,923, $9,820 and $1,085 to affiliated
  companies; Notes 5 and 8).................................  $73,292    $80,757     $13,250
                                                              -------    -------     -------
Costs and Operating Expenses:
  Cost of revenues (includes $6,532, $6,424 and $656 for
     affiliated company revenues; Note 5)...................   43,611     47,713       8,835
  Selling, general and administrative expenses (Note 5).....   25,772     25,217       4,545
  Research and development expenses.........................    1,188      1,328         684
                                                              -------    -------     -------
                                                               70,571     74,258      14,064
                                                              -------    -------     -------
Operating Income (Loss).....................................    2,721      6,499        (814)
Interest Income (includes $4,030, $3,869 and $393 from
  affiliated companies).....................................    4,349      4,193         454
Interest Expense (includes $5,869, $5,992 and $708 for
  affiliated companies; Note 5).............................   (6,216)    (6,210)       (878)
Foreign Currency Exchange Gain (Loss) (Note 5)..............      807     (4,153)       (186)
                                                              -------    -------     -------
Income (Loss) Before Income Taxes...........................    1,661        329      (1,424)
Income Tax Provision (Benefit) (Note 3).....................      661        243        (513)
                                                              -------    -------     -------
Net Income (Loss)...........................................  $ 1,000    $    86     $  (911)
                                                              =======    =======     =======

    The accompanying notes are an integral part of these combined financial statements.

           CLINICAL PRODUCTS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

                             COMBINED BALANCE SHEET
                                 (IN THOUSANDS)

                                                               1995       1996
                                                              -------    -------
                                    ASSETS
Current Assets:
  Cash and cash equivalents.................................  $ 8,659    $12,455
  Accounts receivable, less allowances of $1,025 and
     $1,146.................................................   18,433     18,725
  Inventories...............................................   15,631     16,849
  Prepaid income taxes (Note 3).............................    1,412        547
  Prepaid expenses and other current assets.................    1,104      1,344
                                                              -------    -------
                                                               45,239     49,920
                                                              -------    -------
Property, Plant and Equipment, at Cost, Net.................   11,287     11,210
                                                              -------    -------
Other Assets................................................      713        518
                                                              -------    -------
Cost in Excess of Net Assets of Acquired Companies..........    6,974      6,736
                                                              -------    -------
                                                              $64,213    $68,384
                                                              =======    =======
                      LIABILITIES AND SHAREHOLDER'S INVESTMENT
Current Liabilities:
  Notes payable and current maturities of long-term
     obligations (Note 7)...................................  $ 1,848    $   200
  Accounts payable..........................................    6,414      6,316
  Accrued payroll and employee benefits.....................    2,130      2,455
  Other accrued expenses....................................    7,760      5,162
  Due to parent company and affiliated companies (Note 5)...   36,664     45,094
                                                              -------    -------
                                                               54,816     59,227
                                                              -------    -------
Deferred Income Taxes (Note 3)..............................    1,073      1,673
                                                              -------    -------
Long-term Obligations (Note 7)..............................    2,361      2,172
                                                              -------    -------
Commitments (Note 4)

Shareholder's Investment:
  Net parent company investment.............................    6,167      5,318
  Cumulative translation adjustment.........................     (204)        (6)
                                                              -------    -------
                                                                5,963      5,312
                                                              -------    -------
                                                              $64,213    $68,384
                                                              =======    =======

    The accompanying notes are an integral part of these combined financial statements.

           CLINICAL PRODUCTS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

                        COMBINED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                    JANUARY 1,
                                                                                       1997
                                                                                     THROUGH
                                                                                    MARCH 12,
                                                               1995       1996         1997
                                                              -------    -------    ----------
OPERATING ACTIVITIES:
  Net income (loss).........................................  $ 1,000    $    86     $  (911)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization..........................    1,534      2,370         602
     Provision for losses on accounts receivable............       84        159          --
     Increase in deferred income taxes......................    1,073        600          --
     Changes in current accounts:
       Accounts receivable..................................     (115)      (445)      7,498
       Inventories..........................................     (949)    (1,219)      1,324
       Other current assets.................................     (152)       797      (2,009)
       Accounts payable.....................................      644        (98)     (1,816)
       Other current liabilities............................      232      6,155      (7,893)
                                                              -------    -------     -------
Net cash provided by (used in) operating activities.........    3,351      8,405      (3,205)
                                                              -------    -------     -------
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment................     (958)    (1,844)       (747)
  Proceeds from sale of property, plant and equipment.......      599         17          --
                                                              -------    -------     -------
Net cash used in investing activities.......................     (359)    (1,827)       (747)
                                                              -------    -------     -------
FINANCING ACTIVITIES:
  Increase (decrease) in short-term obligations.............      739     (1,645)      3,504
  Repayment of long-term obligations........................     (189)      (189)         --
  Net transfers to parent company...........................   (1,256)      (935)         --
                                                              -------    -------     -------
Net cash provided by (used in) financing activities.........     (706)    (2,769)      3,504
                                                              -------    -------     -------
Exchange Rate Effect on Cash................................     (400)       (13)          6
                                                              -------    -------     -------
Increase (Decrease) in Cash and Cash Equivalents............    1,886      3,796        (442)
Cash and Cash Equivalents at Beginning of Period............    6,773      8,659      12,455
                                                              -------    -------     -------
Cash and Cash Equivalents at End of Period..................  $ 8,659    $12,455     $12,013
                                                              =======    =======     =======
CASH PAID FOR:
  Interest..................................................  $ 6,297    $ 6,297     $   663
                                                              =======    =======     =======

    The accompanying notes are an integral part of these combined financial statements.

           CLINICAL PRODUCTS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

                 COMBINED STATEMENT OF SHAREHOLDER'S INVESTMENT
                                 (IN THOUSANDS)

                                                              NET PARENT    CUMULATIVE
                                                               COMPANY      TRANSLATION
                                                              INVESTMENT    ADJUSTMENT
                                                              ----------    -----------
BALANCE DECEMBER 31, 1994...................................   $  6,423      $     60
  Net income................................................      1,000            --
  Net transfer from parent company..........................     (1,256)           --
  Translation Adjustment....................................         --          (264)
                                                               --------      --------
BALANCE DECEMBER 31, 1995...................................      6,167          (204)
  Net income................................................         86            --
  Net transfer from parent company..........................       (935)           --
  Translation adjustment....................................         --           198
                                                               --------      --------
BALANCE DECEMBER 31, 1996...................................      5,318            (6)
  Net loss..................................................       (911)           --
  Translation adjustment....................................         --             6
                                                               --------      --------
BALANCE MARCH 12, 1997......................................   $  4,407      $     --
                                                               ========      ========

    The accompanying notes are an integral part of these combined financial statements.

           CLINICAL PRODUCTS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations

     The Clinical Products Group of Life Sciences International PLC provides equipment and consumables for the cytology, histology and pathology applications. It also supplies consumables for blood gas and ion-selective electrolyte analyzers.

  Basis of Presentation and Combination

     In May 1998, Thermo BioAnalysis Corporation, a subsidiary of Thermo Instrument Systems Inc., entered into an agreement to acquire certain businesses from Life Sciences International PLC ("Life Sciences"). Thermo Instrument acquired Life Sciences as of March 12, 1997.

     The accompanying combined financial statements include the following businesses acquired by Thermo BioAnalysis: Shandon Inc. and certain related businesses, including ALKO Diagnostic Corporation. The combination of these businesses is collectively referred to herein as the Clinical Products Group of Life Sciences International PLC or "the Company."

     All material transactions between the businesses combined herein have been eliminated. Transactions with other businesses within the Life Sciences group are described as "affiliate" transactions.

     The accompanying combined financial statements cover each of the years ended December 31, 1995 and 1996 and the period from January 1, 1997 to March 12, 1997, the date on which Life Sciences was acquired by Thermo Instrument.

  Revenue Recognition

     The Company recognizes revenue upon shipment of its products. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. The Company recognizes revenue from service contracts over the respective terms of the contracts.

  Income Taxes

     For the periods presented, the Company was included in the consolidated or combined tax returns of other Life Sciences businesses. Life Sciences' intercompany tax allocation policy has been based on the income taxes calculated on a separate return basis for each subsidiary. Income taxes payable are therefore included with accounts payable to affiliates in the accompanying combined balance sheet.

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

  Cash and Cash Equivalents

     Cash equivalents include highly liquid debt instruments purchased with original maturity dates of three months or less. Cash equivalents are carried at cost, which approximates market value.

           CLINICAL PRODUCTS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

  Inventories

     Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor and manufacturing overhead. The components of inventories are as follows:

                                                               1995       1996
                                                              -------    -------
                                                                (IN THOUSANDS)
Raw materials and supplies..................................  $ 3,424    $ 3,722
Work in process.............................................      482        395
Finished goods..............................................   11,725     12,732
                                                              -------    -------
                                                              $15,631    $16,849
                                                              =======    =======

  Property, Plant and Equipment

     The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 25 to 30 years; machinery and equipment, 2 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant and equipment consists of the following:

                                                               1995       1996
                                                              -------    -------
                                                                (IN THOUSANDS)
Land........................................................  $   404    $   411
Buildings...................................................    4,452      4,458
Machinery, equipment and leasehold improvements.............   15,295     17,378
                                                              -------    -------
                                                               20,151     22,247
Less: Accumulated depreciation and amortization.............    8,864     11,037
                                                              -------    -------
                                                              $11,287    $11,210
                                                              =======    =======

  Other Assets

     Other assets in the accompanying balance sheet primarily represent intangible assets related to distribution agreements and patents associated with an acquisition in 1990. These assets are being amortized using the straight-line method over their estimated useful lives of 15 to 20 years. These assets were $756,000, net of accumulated amortization of $357,000 and $399,000, at year-end 1995 and 1996, respectively.

  Cost in Excess of Net Assets of Acquired Companies

     The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $2,962,000 and $3,200,000 at year-end 1995 and 1996, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

  Foreign Currency

     All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate

           CLINICAL PRODUCTS GROUP OF LIFE SCIENCES INTERNATIONAL PLC component of shareholder's investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statement of operations.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  EMPLOYEE BENEFIT PLANS

  Defined Contribution Plan

     Shandon Inc. has a defined contribution plan covering all eligible employees. Contributions by the Company are required based on a percentage of eligible compensation annually. The plan does not provide for employee contributions. The charge to operations for the Company's contributions was $344,000, $532,000 and $129,000 for 1995, 1996 and the period from January 1,
1997 through March 12, 1997, respectively.

  Defined Benefit Plan

     Shandon Scientific UK Limited is a participant in the Life Sciences International PLC Pension Plan, which is a separate trust. This plan provides retirement benefits for the majority of the Company's permanent UK employees. It is funded by contributions both from participating companies and their employees and is contracted out of the earnings-related part of the State Pension arrangements.

     The pension plan is a defined benefit plan whereby retirement benefits are based on the employees' final remuneration and length of service. Contributions to the plan are based on pension costs for all members of the plan across the Life Sciences International PLC Group and are made in accordance with the recommendation of an independent actuary who values the plan at regular triennial intervals, the last valuation being April 1, 1995. For the purposes of these combined financial statements, this pension plan has been treated as a multi-employer arrangement. Net periodic pension cost was not material to the Company's results of operations for any period presented.

  401(k) Savings Plan

     The employees of the Company's ALKO Diagnostic subsidiary participate in a 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employees and the Company. Company contributions are based upon the level of employee contributions. For this plan, the Company contributed and charged to expense $61,000, $66,000 and $28,000 for 1995, 1996 and the period from January 1, 1997 through March 12, 1997, respectively.

           CLINICAL PRODUCTS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

3.  INCOME TAXES

     The components of income (loss) before income taxes are as follows:

                                                                              JANUARY 1,
                                                                                 1997
                                                                               THROUGH
                                                                              MARCH 12,
                                                           1995      1996        1997
                                                          ------    ------    ----------
                                                                  (IN THOUSANDS)
Domestic................................................  $4,084    $5,012     $   544
Foreign.................................................  (2,423)   (4,683)     (1,968)
                                                          ------    ------     -------
                                                          $1,661    $  329     $(1,424)
                                                          ======    ======     =======

     The components of the income tax provision (benefit) are as follows:

                                                                              JANUARY 1,
                                                                                 1997
                                                                               THROUGH
                                                                              MARCH 12,
                                                           1995      1996        1997
                                                          ------    ------    ----------
                                                                  (IN THOUSANDS)
Currently payable:
  Federal...............................................  $1,127    $1,463      $   41
  State.................................................     302       335           1
  Foreign...............................................    (794)   (1,545)       (711)
                                                          ------    ------      ------
                                                             635       253        (669)
                                                          ------    ------      ------
Net deferred (prepaid):
  Federal...............................................      21        (8)        129
  State.................................................       5        (2)         27
                                                          ------    ------      ------
                                                              26       (10)        156
                                                          ------    ------      ------
                                                          $  661    $  243      $ (513)
                                                          ======    ======      ======

     The income tax provision (benefit) in the accompanying statement of operations differs from the provision (benefit) calculated by applying the statutory federal income tax rate of 34% to income (loss) before income taxes due to the following:

                                                                             JANUARY 1,
                                                                                1997
                                                                              THROUGH
                                                                             MARCH 12,
                                                       1995        1996         1997
                                                     --------    --------    ----------
                                                               (IN THOUSANDS)
Income tax provision (benefit) at statutory rate...  $    565    $    112     $   (484)
Increases (decreases) resulting from:
  State income taxes, net of federal tax...........       203         220           15
  Net foreign losses not benefited and tax rate
     differential..................................        29          47          (42)
  Amortization of cost in excess of net assets of
     acquired companies............................      (136)       (136)          (2)
                                                     --------    --------     --------
                                                     $    661    $    243     $   (513)
                                                     ========    ========     ========

           CLINICAL PRODUCTS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

     Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

                                                               1995      1996
                                                              ------    ------
                                                               (IN THOUSANDS)
Prepaid income taxes:
  Reserves and accruals.....................................  $  904    $   16
  Inventory basis difference................................     416       432
  Allowance for doubtful accounts...........................      92        99
                                                              ------    ------
                                                              $1,412    $  547
                                                              ======    ======
Deferred income taxes:
  Depreciation..............................................  $1,073    $1,673
                                                              ======    ======

4.  COMMITMENTS

     The Company leases portions of its office and operating facilities under various noncancellable operating lease arrangements that expire at various dates through 2014. The accompanying statement of operations includes expenses from operating leases of $1,130,000, $1,309,000 and $275,000 in 1995, 1996 and the
period from January 1, 1997 through March 12, 1997, respectively. Future minimum payments due under noncancellable operating leases as of December 31, 1996, are $1,429,000 in 1997; $1,508,000 in 1998; $1,304,000 in 1999; $959,000 in 2000;
$804,000 in 2001; and $715,000 in 2002 and thereafter. Total future minimum lease payments are $6,719,000.

5.  RELATED-PARTY TRANSACTIONS

  Due to Parent Company and Affiliated Companies

     The Company has advances from its parent company and affiliated companies. The advances are due on demand, and are interest-bearing. The Company had $61,468,000 and $62,418,000 outstanding under interest-bearing advances from its parent company and affiliated companies at year-end 1995 and 1996, respectively. The interest rates for the loans ranged from 6.3% to 10.0% in 1995 and from 6.4% to 10.0% in 1996. In addition, the Company had $19,412,000 and $23,490,000 of noninterest-bearing advances from its parent company and affiliated companies at year-end 1995 and 1996, respectively, which were due on demand.

     The Company makes interest bearing advances to an affiliated company. Such advances bore an interest rate of 10.0% and were $34,020,000 and $30,618,000 at year-end 1995 and 1996, respectively. In addition, the Company had a $10,196,000 noninterest-bearing, due on demand, advance to an affiliated company at year-end 1995 and 1996, respectively.

     Certain borrowings from affiliated companies were denominated in currencies other than functional currency of the subsidiary borrowing the funds. The Company reported foreign currency transaction gains and losses associated with such borrowings totaling a gain of $0.8 million in 1995, a loss of $4.2 million in 1996, and a loss of $0.2 million in the period from January 1, 1997 through March 12, 1997, respectively.

  Management Fees

     Life Sciences charged the Company for management fees totaling $584,000, $457,000 and $414,000 for 1995, 1996 and the period from January 1, 1997 through March 12, 1997, respectively.

  Other Related-party Transactions

     The Company purchases and sells products in the ordinary course of business with other companies affiliated with Life Sciences. Sales of such products to affiliated companies totaled $9,923,000, $9,820,000 and $1,085,000 in 1995, 1996 and the period from January 1, 1997 through March 12, 1997, respectively. Purchases of products from affiliated companies totaled $5,657,000, $7,595,000 and $847,000 in 1995, 1996 and the period from January 1, 1997 through March 12, 1997, respectively.

           CLINICAL PRODUCTS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, notes payable and current maturities of long-term debt, accounts payable, due to parent company and affiliated companies and long-term obligations. The Company's long-term obligations (Note 7) bear interest at a floating variable rate and therefore the carrying amounts approximate fair value. The carrying amounts of the remaining financial instruments, approximate fair value as a result of their short-term nature.

7.  SHORT- AND LONG-TERM OBLIGATIONS

SHORT-TERM OBLIGATIONS

     Notes payable and current maturities of long-term obligations in the accompanying balance sheet includes $1,648,000 at year-end 1995 of amounts borrowed under an overdraft agreement. The interest rate for these borrowings was 8.75%.

LONG-TERM OBLIGATIONS

     In July 1991, the Company borrowed $3,533,000 pursuant to two industrial revenue bonds; payable in annual installments of $200,000. The balance outstanding was $2,561,000 and $2,372,000 at year end 1995 and 1996, respectively. The loan is secured by property at the Company's Shandon Inc. division with a net book value of $3,300,000. The loan bears interest at a variable floating rate, which was 4.4% and 3.8% at year-end 1995 and 1996, respectively. The debt was repaid in June 1997.

8.  GEOGRAPHICAL INFORMATION

     The following table shows data for the Company by geographical area.

                                                           1995        1996
                                                         --------    --------
                                                            (IN THOUSANDS)
Revenues:
  United States........................................  $ 40,239    $ 42,360
  United Kingdom.......................................    22,746      29,472
  France...............................................    13,010      13,029
  Germany..............................................    11,640      11,992
  Transfers among geographical areas(a)................   (14,343)    (16,096)
                                                         --------    --------
                                                         $ 73,292    $ 80,757
                                                         ========    ========
Income (loss) before income taxes:
  United States........................................  $  5,620    $  6,164
  United Kingdom.......................................    (3,417)       (319)
  France...............................................       796         582
  Germany..............................................      (191)       (223)
  Corporate and eliminations(b)........................       (87)        295
                                                         --------    --------
  Total operating income (loss)........................     2,721       6,499
  Interest and other expense, net......................    (1,060)     (6,170)
                                                         --------    --------
                                                         $  1,661    $    329
                                                         ========    ========

           CLINICAL PRODUCTS GROUP OF LIFE SCIENCES INTERNATIONAL PLC

                                                           1995        1996
                                                         --------    --------
                                                            (IN THOUSANDS)
Identifiable assets:
  United States........................................  $ 27,982    $ 28,942
  United Kingdom.......................................    21,667      24,071
  France...............................................     9,529      10,766
  Germany..............................................     5,035       4,605
                                                         --------    --------
                                                         $ 64,213    $ 68,384
                                                         ========    ========

---------------
(a) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.

(b) Primarily corporate general and administrative expenses.

                         THERMO BIOANALYSIS CORPORATION

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                                  (UNAUDITED)

     In March 1997, Thermo Instrument acquired approximately 95% of the outstanding shares of Life Sciences International PLC ("LSI"), a London Stock Exchange-listed company. Subsequently, Thermo Instrument acquired the remaining shares of LSI capital stock. On May 6, 1997, the Company agreed to acquire Labsystems OY and Hybaid, which comprised the Biosystems Group of LSI, from Thermo Instrument for an aggregate purchase price of $102.5 million. The purchase price for the net operating assets represents the sum of the net book value, exclusive of cash, of the businesses as of the date that Thermo Instrument acquired LSI, plus a percentage of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of LSI, based on the aggregate 1996 revenues of Labsystems OY and Hybaid relative to LSI's 1996 consolidated revenues. Management believes such method of allocation is reasonable. Of the $102.5 million purchase price, the Company paid approximately $35.6 million in cash to Thermo Instrument in June 1997, issued a $50.0 million promissory note to Thermo Instrument and issued to Thermo Instrument in April 1998 1,300,000 shares of Company common stock (valued at approximately $16.9 million at the time of the May 1997 agreement to acquire Labsystems OY and Hybaid). The $50.0 million promissory note, which bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter, is due on July 15, 1999. The acquisition of the Labsystems OY and Hybaid divisions of LSI has been treated for accounting purposes in a manner similar to a pooling-of-interests. Accordingly, the accompanying financial statements include the results of Labsystems OY and Hybaid from March 12, 1997, the date these businesses were acquired by Thermo Instrument, and the 1,300,000 shares issued to Thermo Instrument have been deemed outstanding from that date.

     In May 1998, the Company agreed to acquire the Clinical Products Group of LSI, which is comprised of Shandon Inc. and its related businesses, including ALKO Diagnostic, from Thermo Instrument. The net purchase price for the Clinical Products Group is approximately $66.7 million, which represents the sum of the net book value of the businesses as of April 4, 1998, plus a percentage of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of LSI, based on the 1996 revenues of the Clinical Products Group relative to LSI's 1996 consolidated revenues. Management believes such method of allocation is reasonable. The net purchase price for the Clinical Products Group will be paid with 3,007,930 shares of Company common stock valued at $66.7 million. In addition to the shares of Company common stock to be issued to Thermo Instrument, the Company will assume approximately $37.9 million of existing indebtedness owed by the Clinical Products Group to Thermo Instrument, making the gross purchase price approximately $104.5 million. This amount included $12.0 million for an equivalent amount of cash acquired. The existing indebtedness owed to Thermo Instrument is due January 2, 1999 and bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. The acquisition of the Clinical Products Group has been treated for accounting purposes in a manner similar to that for the acquisition of Labsystems OY and Hybaid. Accordingly, the accompanying financial statements include the results of the Clinical Products Group from March 12, 1997, and the shares issuable to Thermo Instrument have been deemed outstanding from that date.

                         THERMO BIOANALYSIS CORPORATION

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                           YEAR ENDED JANUARY 3, 1998
                                  (UNAUDITED)

     The following unaudited pro forma combined condensed statement of operations sets forth the results of operations for the year ended January 3, 1998, as if the acquisitions of the Labsystems OY and Hybaid divisions of LSI and the Clinical Products Group of LSI had occurred at the beginning of 1997. In addition, the unaudited pro forma combined condensed statement of operations sets forth the results of operations and the earnings per share as if the issuance of the $50.0 million promissory note to Thermo Instrument, the issuance of 1,300,000 shares of Company common stock to Thermo Instrument for the acquisition of the Labsystems OY and Hybaid divisions of LSI and the issuance of 3,007,930 shares of Company common stock for the acquisition of the Clinical Products Group of LSI had occurred at the beginning of 1997. The pro forma results of operations are not necessarily indicative of future operations or the actual results that would have occurred had these acquisitions and related financing activities occurred at the beginning of 1997. These statements should be read in conjunction with the accompanying notes and the respective historical financial statements and related notes of the Company, the Labsystems OY and Hybaid divisions of LSI and the Clinical Products Group of LSI appearing elsewhere in this Prospectus. The historical statement of operations data for the Labsystems OY and Hybaid divisions of LSI, originally prepared in accordance with U.K. generally accepted accounting principles ("GAAP") and stated in British pounds sterling, have been translated into U.S. dollars and presented in a manner consistent with the financial statements of the Company, as described in Note 1 to this pro forma combined condensed statement of operations. In addition, the accompanying pro forma adjustments include those necessary to conform such financial statements to U.S. GAAP.

                                                        FOR THE ACQUISITION OF THE
                                                LABSYSTEMS OY AND HYBAID DIVISIONS OF LSI
                                      --------------------------------------------------------------
                                                     HISTORICAL                       PRO FORMA
                                      -----------------------------------------   ------------------
                                                         LABSYSTEMS OY AND
                                                      HYBAID DIVISIONS OF LSI
                                                    ---------------------------
                                        THERMO       U.K.     ADJUST-    U.S.     ADJUST-
                                      BIOANALYSIS    GAAP      MENTS     GAAP      MENTS    COMBINED
                                      -----------   -------   -------   -------   -------   --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues............................   $201,998     $11,136    $  --    $11,136   $    --  $213,134
                                       --------     -------    -----    -------   -------   --------
Costs and Operating Expenses:
 Cost of revenues...................    102,826       7,860       --      7,860        --   110,686
 Selling, general and administrative
   expenses.........................     61,946       5,307       --      5,307       197    67,450
 Research and development
   expenses.........................     14,057         896       --        896        --    14,953
 Restructuring costs................         --         600     (600)        --        --        --
                                       --------     -------    -----    -------   -------   --------
                                        178,829      14,663     (600)    14,063       197   193,089
                                       --------     -------    -----    -------   -------   --------
Operating Income (Loss).............     23,169      (3,527)     600     (2,927)     (197)   20,045
Interest Income.....................      2,431          45       --         45        --     2,476
Interest Expense....................     (7,725)       (694)      --       (694)   (1,061)   (9,480)
Foreign Currency Exchange Loss......         --          (5)      --         (5)       --        (5)
Other Expense, Net..................         --         (87)      --        (87)       --       (87)
                                       --------     -------    -----    -------   -------   --------
Income (Loss) Before Income Taxes...     17,875      (4,268)     600     (3,668)   (1,258)   12,949
Income Tax Provision (Benefit)......      6,535        (753)     198       (555)     (445)    5,535
                                       --------     -------    -----    -------   -------   --------
Net Income (Loss)...................   $ 11,340     $(3,515)   $ 402    $(3,113)  $  (813)  $ 7,414
                                       ========     =======    =====    =======   =======   ========
Earnings per Share:
 Basic..............................   $    .86                                             $   .55
                                       ========                                             ========
 Diluted............................   $    .79                                             $   .54
                                       ========                                             ========
Weighted Average Shares:
 Basic..............................     13,232                                       256    13,488
                                       ========                                   =======   ========
 Diluted............................     16,367                                       256    16,623
                                       ========                                   =======   ========

                                            FOR THE ACQUISITION OF THE
                                          CLINICAL PRODUCTS GROUP OF LSI
                                      --------------------------------------
                                         HISTORICAL           PRO FORMA
                                      -----------------   ------------------

                                      CLINICAL PRODUCTS   ADJUST-
                                        GROUP OF LSI       MENTS    COMBINED
                                      -----------------   -------   --------
                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues............................       $13,250        $   --   $226,384
                                           -------        ------    -------
Costs and Operating Expenses:
 Cost of revenues...................         8,835            --    119,521
 Selling, general and administrative
   expenses.........................         4,545             5     72,000
 Research and development
   expenses.........................           684            --     15,637
 Restructuring costs................                          --         --
                                           -------        ------    -------
                                            14,064             5    207,158
                                           -------        ------    -------
Operating Income (Loss).............          (814)           (5)    19,226
Interest Income.....................           454            --      2,930
Interest Expense....................          (878)           --    (10,358)
Foreign Currency Exchange Loss......          (186)           --       (191)
Other Expense, Net..................            --            --        (87)
                                           -------        ------    -------
Income (Loss) Before Income Taxes...        (1,424)           (5)    11,520
Income Tax Provision (Benefit)......          (513)          112      5,134
                                           -------        ------    -------
Net Income (Loss)...................       $  (911)       $ (117)   $ 6,386
                                           =======        ======    =======
Earnings per Share:
 Basic..............................                                $   .45
                                                                    =======
 Diluted............................                                $   .45
                                                                    =======
Weighted Average Shares:
 Basic..............................                         591     14,079
                                                          ======    =======
 Diluted............................                      (2,439)    14,184
                                                          ======    =======

                         THERMO BIOANALYSIS CORPORATION
         NOTES TO PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                                  (UNAUDITED)

NOTE 1 -- BASIS OF PRESENTATION

     The historical financial statements of the Labsystems OY and Hybaid divisions of LSI are denominated in British pounds sterling. The Company used the guidance of SFAS No. 52 in translating the financial statements of these businesses for purposes of presenting the pro forma financial statements. The Company does not believe that this had a material effect on the pro forma results. The pro forma combined condensed statement of operations was translated into U.S. dollars at the average exchange rate of approximately 1.60 U.S. dollars per British pound sterling.

NOTE 2 -- PRO FORMA ADJUSTMENTS TO PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS FOR THE YEAR ENDED JANUARY 3, 1998 (IN THOUSANDS, EXCEPT IN
          TEXT)

                                                                                                DEBIT (CREDIT)
                                                                                                --------------
ACQUISITION OF THE LABSYSTEMS OY AND HYBAID DIVISIONS OF LSI
ADJUSTMENTS TO CONVERT U.K. GAAP TO U.S. GAAP
RESTRUCTURING COSTS
Eliminate restructuring costs included in the historical profit and loss account of the Labsystems OY and Hybaid divisions of LSI, as these costs would not have met the
  U.S. GAAP criteria for such treatment pursuant to EITF 94-3..............................        $   (600)
                                                                                                   --------
INCOME TAX PROVISION (BENEFIT)
Income tax provision associated with the adjustment above..................................             198
                                                                                                   --------
PRO FORMA ADJUSTMENTS
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Eliminate corporate service fees charged to the Labsystems OY and Hybaid divisions of LSI
  by LSI...................................................................................             (60)
Service fee of 1.0% of the revenues of the Labsystems OY and Hybaid divisions of LSI for
  services provided under a services agreement between the Company and Thermo Electron.....             111
Amortization over 40 years of $71,721,000 of cost in excess of net assets of acquired
  companies created by the acquisition of the Labsystems OY and Hybaid divisions of LSI....             146
                                                                                                   --------
                                                                                                        197
                                                                                                   --------
INTEREST EXPENSE
Increase in interest expense as a result of a loan from Thermo Instrument of $85,583,000 related to the acquisition of the Labsystems OY and Hybaid divisions of LSI, calculated using the 90-day Commercial Paper Composite Rate plus 25 basis points, or 5.875%. The
  loan from Thermo Instrument replaced existing indebtedness to LSI........................           1,755
Eliminate interest expense on indebtedness to LSI included in the historical profit and loss account of the Labsystems OY and Hybaid divisions of LSI, due to the assumed
  repayment of such debt at the beginning of 1997..........................................            (694)
                                                                                                   --------
                                                                                                      1,061
                                                                                                   --------
INCOME TAX PROVISION (BENEFIT)
Income tax benefit associated with the adjustments above (excluding amortization of cost in excess of net assets of acquired companies), calculated at the Company's statutory
  income tax rate of 40%...................................................................            (445)
                                                                                                   --------

                         THERMO BIOANALYSIS CORPORATION
  NOTES TO PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS -- (CONCLUDED)
                                  (UNAUDITED)

                                                               DEBIT (CREDIT)
                                                               --------------
WEIGHTED AVERAGE SHARES
Increase in weighted average shares outstanding due to the
  assumed issuance at the beginning of 1997 of 1,300,000
  shares of the Company's common stock related to the
  acquisition of the Labsystems OY and Hybaid division of
  LSI.

ACQUISITION OF THE CLINICAL PRODUCTS GROUP OF LSI
PRO FORMA ADJUSTMENTS
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Eliminate corporate service fees charged to the
  Clinical Products Group of LSI by LSI......... ...........          (414)

Service fee of 1.0% of the revenues of the Clinical
  Products Group of LSI for services provided under
  a services agreement between the Company and
  Thermo Electron...........................................           133

Amortization over 40 years of $63,788,000 of cost in
  excess of net assets of acquired companies created
  by the acquisition of the Clinical Products Group
  of LSI....................................................           286
                                                                      ----
                                                                         5
                                                                      ----
INCOME TAX PROVISION (BENEFIT)
Income tax provision associated with the adjustments
  above (excluding amortization of cost in excess of
  net assets of acquired companies), calculated at
  the Company's statutory income tax rate of 40%............           112
                                                                      ----
WEIGHTED AVERAGE SHARES FOR BASIC EARNINGS PER SHARE
Increase in weighted average shares outstanding due to the
  assumed issuance at the beginning of 1997 of 3,007,930
  shares of the Company's common stock related to the
  acquisition of the Clinical Products Group of LSI.

WEIGHTED AVERAGE SHARES FOR DILUTED EARNINGS PER SHARE
Decrease in weighted average shares due to the antidilutive effect to the pro forma results of the Company's
  Convertible Note.

    [CHART DEPICTING COMPANY STRUCTURE, LINES OF BUSINESS AND TECHNOLOGIES]

================================================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY STATE OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                                                           PAGE

Prospectus Summary.......................................................    3
Risk Factors.............................................................    7
Use of Proceeds..........................................................   14
Dividend Policy..........................................................   14
Price Range of Common Stock..............................................   14
Capitalization...........................................................   15
Selected Quarterly Financial Data........................................   16
Selected Financial Information...........................................   17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations..............................................   18
Business.................................................................   23
Relationship with Affiliates.............................................   39
Management...............................................................   46
Security Ownership of Certain Beneficial Owners and Management...........   53
Description of Capital Stock.............................................   55
Underwriting.............................................................   56
Legal Opinions...........................................................   57
Experts..................................................................   57
Available Information....................................................   58
Index to Financial Statements............................................  F-1



================================================================================


                                4,000,000 SHARES


                           [THERMO BIOANALYSIS LOGO]



                                 -------------

                                   PROSPECTUS

                                 JUNE 16, 1998

                                 -------------





                              SALOMON SMITH BARNEY

                                CIBC OPPENHEIMER

                                LEHMAN BROTHERS

                       PRUDENTIAL SECURITIES INCORPORATED



================================================================================